

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1993

Rapid Restoration and Remodel Inc.
(Exact name of issuer as specified in its charter)

Wyoming Corporation
(State or other jurisdiction of incorporation or organization)

6633 West Mill Road, Milwaukee WI 53218
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

James Wepplo, 6633 W Mill Road, Milwaukee, WI 53218 Phone: (414) 353-5911
(Name, address, including zip code and telephone number, including area code, of agent for service)

236118 & 236220	**45-0650901 (Horizon)**
(Primary standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;
Mr. Scott Paul Meyer
Business Address: 6633 W Mill Road, Milwaukee, WI 53218
Residential Address: 4245 N 52nd St., Milwaukee, WI 53216
Ms. Zulima Murgado
Business Address: 6633 W Mill Road, Milwaukee, WI 53218
Residential Address: N93W15408 Hillside Lane, Menomonee Falls, WI 53051
Mr. Jason Mardell Fields
Business Address: 6633 W Mill Road, Milwaukee, WI 53218
Residential Address: 5686 N60th St, Milwaukee, WI 53218

(b) the issuer's officers;
Mr. Scott Meyer-President and Secretary
Ms. Zuluma Murgado - Vice President
Mr. Jason Fields-Treasurer

(c) the issuer's general partners; **None**

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
Mr. Scott Meyer
Ms. Zulima Murgado

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
Mr. Scott Meyer
Ms. Zulima Murgado

(f) promoters of the issuer; **None**

(g) affiliates of the issuer; **None**

(h) counsel to the issuer with respect to the proposed offering; **Attorney Michael Krill**
Business Address: 735 North Water St., Suite 510, Milwaukee, WI 53202
Residential Address: 2715 East Kenwood Blvd, Milwaukee, WI 53202

(i) each underwriter with respect to the proposed offering; **Pending -- or possibly DPO**

(j) the underwriter's directors; **Pending**

(k) the underwriter's officers; **Pending**

(l) the underwriter's general partners; and **None**

(m) counsel to the underwriter. **None**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
Answer: No persons identified in reponse to Item 1 are subject to disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
Answer: Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Answer: Not applicable.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Answer: The issuer has been profitable the last two years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

Answer: States within the Midwest Review Area; up to and including Wisconsin, Illinois, Iowa, Kansas North Dakota, South Dakota, Indiana, Michigan, Missouri, and Nebraska.

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers or salesman and state the method by which such securities are to be offered.

Answer: The President, Vice President, and Treasurer shall offer securities in the states of Wisconsin and Illinois only, subject to licensing requirements.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A state:

Answer: Not applicable.

(1) the name of such issuer;

Answer: Not applicable.

(2) the title and amount of securities issued;

Answer: Not applicable.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Answer: Not applicable.

(4) the names and identities of the persons to whom the securities were issued.

Answer: Not applicable.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Answer: Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Answer: Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Answer: No

ITEM 7. Marketing Arrangements

Not applicable.

(a) Briefly describe any arrangement known to the issuers or to any person names in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
Answer: None

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
Answer: No

(2) To stabilize the market for any of the securities to be offered;
Answer: No

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
Answer: No

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.
Answer: None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.
Answer: No experts are part of this offering.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.
Answer: No

Part II - OFFERING CIRCULAR

COVERPAGE

Rapid Restoration and Remodel Inc.

(Exact name of Company as set forth in Charter)

Type of securities offered: **Common Shares**
Maximum number of securities offered: **Offered: 1,000,000**
Minimum number of securities offered: **Offered: 40,000**
Price per security: $ **5.00**
Total proceeds: If maximum sold: $ **5,000,000** If minimum sold : $ **200,000**

1,000,000 common shares will be offered at $5.00/share for a total of $5,000,000.00.
For each common share purchased the subscriber will receive warrants to purchase 2 additional shares at $5.50/share at anytime between January 1st, 2016 and July 15th, 2018.
2,000,000 common shares are held in escrow for any potential warrant execution until July 15th, 2018.

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No **Pending**

If yes, what percent is commission of price to public? **N/A** %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No.22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No.26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No.25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No.25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISK TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISK INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE, THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

To be submitted to the Midwest Regional Review Program upon qualification by the SEC.
(Wisconsin, Illinois, South Dakota, North Dakota, Kansas, Missouri, Michigan, Indiana, Nebraska, Iowa)

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

The Company	8
Risk Factors	8-9
Business and Properties	9-12
Offering Price Factors	12-13
Use of Proceeds	14-16
Capitalization	16
Description of Securities	17-18
Plan of Distribution	19
Dividends, Distributions and Redemptions	20
Officers and Key Personnel of the Company	20-21
Directors of the Company	21-22
Principal Stockholders	23
Management Relationships, Transactions and Remuneration	24
Litigation	25
Federal Tax Aspects	25
Miscellaneous Factors	25
Financial Statements	26-39
a. Balance sheet December 31st, 2011	27
b. Statement of Income December 31st, 2011	28
c. Balance sheet December 31st, 2012	29
d. Statement of Income December 31st, 2012	30-31
e. Balance sheet October 1st, 2013	32
f. Profit & Loss Statement Jan 1 through October 1st, 2013	33-36
g. Response to F/S #2, Statement of income, cash flow, and other stockholders equity	37
h. Rapid Restoration and Remodel Inc. Corporate Resolution	38
i. Rapid Restoration and Remodel Inc. Corporate Secretary's Certificate	39
j. Horizon Enterprises, LLC Financial Statement May 23rd, 2013	40-41
h. Credit Enhancement Explanation / Use of Proceeds	42
Management Discussion and Analysis of Certain Relevant Factors	43

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN, INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This offering Circular, together with Financial Statements and other Attachments, consists of a total of 43 pages.

THE COMPANY

1. Exact corporate name: **Rapid Restoration and Remodel Inc.**

   State and date of incorporation: **Wyoming- May 29, 2013**

   Street address of principal office: **6633 West Mill Road , Milwaukee WI 53218**

   Company Telephone Number: **(414) 353-5911**

   Fiscal Year: **1-1-2013 to 12-31-2013**
   (month) (day)

   Person(s) to contact at Company with respect to offering:
   Mr. Scott Meyer

   Telephone Number (if different from above): **(262) 308-4915**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) **The insurance company, home owner, or customer not paying.**

   (2) **The insurance company denying claim after the project is started.**

   (3) **The insurance company or home owner compromising on the claim or project.**

   (4) **The home owner receiving proceeds from the insurance company and not paying the company.**

   (5) **The insurance company not paying claim for 6-12 months.**

   (6) **A project being under bid causing a monetary loss.**

   (7) **The employees or sub-contractors walking off the job or other project delays.**

   (8) **An unsatisifed client filing a legal action against the Company.**

   (9) **The Company running out of working capital because of unexpected expenses.**

   (10) **Increased competition.**

   (11) **Increasing government regulation.**

   (12) **The Company has too many projects and not enough tradesmen.**

   (13) **The Company fails to meet target sales and under budgeting.**

   (14) **The Company becoming a victim of a fraud or scam.**

   (15) **Consequences arising from lack of innovation.**

   (16) **The share warrants may not appreciate.**

   (17) **The Company not paying the dividends on the share.**

(18) **The Company has no formal marketing studies program.**

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.
Answer (a): The Company is in the Restoration business; currently repairing and rebuilding residential and commercial property damaged by fire, storm, smoke, water, mold, and or hail. The Company has and is actively engaged in this endeavor. The Company also operates a home remodeling business. In the future the Company plans on implementing a National License or Franchise System.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.
Answer (b): The Company responds to live commercial and residential disasters; typically arriving during a loss. The Company advises property owners about "what to do?" and "what is necessary?" during an insurance loss, and often assists with immediate relief such as shelter, food, clothing etc. If a property owner elects, he/she will hire the Company to settle their interests with the insurance company, and Rapid Restoration and Remodel commences work on the property. The Company is expanding its products and services (See Exhibit 1). All new products and services are " Shelf Products" and are available immediately. The Company would like to market fire resistant paint and coatings. This task is in the exploration stage. Any funding for this will be out of the Company's profits. The Company is going to offer franchises on a nationwide basis. It appears Company competitors offer franchises, and over the course of many years, these franchise models within the industry have been successful. The Company's key personnel have franchise experience that will help reduce initial costs. The first franchise or licensee is expected to be offered prior to June 15, 2014. The Company has been profitable since its conception. It has sufficient cash to maintain operations and to expand its product and franchise operations. The Company is gradually increasing sales in all areas. 60-80% of the additional Capital will be used to finance Company construction receivables. The remaining 20% will be used for equipment acquisition, franchise development, and working capital.

(c) Describe the industry in which the Company is selling or expects to sell its products or services, and where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes will compete.

Indicate whether competition is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size, financial, and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.
Answer (c): The industry is the Residential and Commercial Real Property Restoration Business, which repairs property damaged by fire, water, smoke, hail, mold and other bio-hazard clean-up. The business is recognized as being recession proof, and the trends seem to be upward. The Company specializes in total restoration of real property and

the office is in SE Wisconsin, which is its corporate market. The Company plans on franchising its products and services nationwide. Current market competitors compete by price and represent insurance company interests as "preferred contractors," versus the interests of loss victims. Rapid Restoration and Remodel believes this is an industry wide conflict of interest, and will only represent clients according to their policy contracts. Insurance companies offer low claim settlements when advising policy holders to hire their "preferred contractor." RRR works for the home or business owner only, and advocates for all entitled benefits owed and paid for by a policy. The Company provides more services and products than the competitors. See exhibit "New Products & Services". Further, RRR is engaged in activites beneficial to clients that no other competitor offers.

1. **Operating a charity that provides victims immediate relief, such as food, shelter, clothing, and household items. The Company and its management have assisted over 3000 families in the SE Wisconsin area over 3 years. (Over 11,000 persons) The competition refers victims to the Red Cross or other relief organization and it ends there.**
2. **Most of the competitors have only a few products to offer, they are not in the general remodeling business. RRR has a complete remodeling division offering such products as windows, doors, stain-glass windows, front entry doors, basement water proofing, sky lights, roof solar panels, insulation, private indoor elevators, railings, in home theaters, music systems, and many more.**

RRR has four major competitors; they are

1. **Paul Davis Corporation: Owned by First Serve a billion dollar property management company. They have 300+ franchise dealers. The company is listed on the New York Stock Exchange and is profitable.**
2. **Serv-Pro: This is a private company with over 1600 dealers. There is no earning information available. They work entirely for the insurance company. They generally do not remodel.**
3. **Puroclean: Has around 250 franchise dealers. They work for the insurance companies rather than the property owners. The company has shown very little increase in the number of franchises during last 4-5 years.**
4. **Rainbow International: Has about 300 dealers/franchises, earning information is not available. The company only operates a franchise system and appears not to have a corporate owned facility.**

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.) how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Answer (d): The marketing strategies of RRR basically fall into two categories; restoration and remodeling. The restoration strategy is solely aimed at fire, water, hail, storm and bio-hazard. The remodeling category does both restorations and remodeling of existing homes.

RRR promotional activities include:

1. **Advertising**
   a. **Direct sales with first emergency responders (on-site disaster)**
   b. **Door knob hanger solicition near present day projects**
   c. **Mall exhibits and radio advertising**
   d. **Mailing of advertising flyers**
   e. **Telemarketing**
   f. **Newspaper insertions and other media print**
2. **Public Relations**
   a. **Working with government officials such as police, fire departments, and city/county elected positions.**
   b. **The Company is planning on employing a part time PR executive**
3. **The Company has no customer that counts for more than 20% of Sales. The Company has no major existing sales contracts. (Response to Question 4. does not apply because the Company has been profitable for the two years they have been in business.) All contracts currently on the books are individual home owners or business owners, no one client historically has had more than one or two contracts with the Company.**

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of **10/1/2013** (a recent date)	**2,059,578**
As of **10/1/2012** (one year earlier)	**451,353**

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Answer: The results are based on referral, public relations, and one year of marketing efforts.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Answer: The Company has twelve full-time W-2 employees consisting of the following classifications. 1 CEO/President Mr. Meyer, 1 CFO/Vice President Mrs. Murgado, 2 Superintendents, 2 skilled carpenters / tradesmen, 4 handymen / general laborers, and 2 administrative assistants. RRR is planing on adding three more positions: a marketing and advertising manager, a franchise director, and a manager in charge of the general remodeling division. The Company is not subject to any collective bargaining, and has never been subject to a strike.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Answer: The Company headquarters are at 6633 West Mill Road, Milwaukee WI 53218. The space is 7000 square feet with a combined rent & cam fee of $1,800 per month. The location is not imperative, any location in the Milwaukee area of 7000 square feet or more would be sufficient. At this time the Company is not interested in acquiring further rental property or other real estate. Currently, the wholly owned subsidiary Horizon Enterprises, LLC owns 2 residential properties, initially used as temporary housing to assist displaced fire victims. Each property has a month-to-month lease with the occupying tenants; one is currently leased for $1000/month and the other for $550/month.

(h) Indicate the extent to which the Company's operation depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Answer: The Company does not depend upon patents, copyrights, or trade screts. The management has 37 years experience in restoration home building and remodeling. The officers, directors, key management, and key employees have executed confidentiality, arbritation, non compete, and code of ethics agreements. The Company has no license agreements, and has spent less than $1000 for research and development. In the 2013 budget, the Company has allocated $10,000 for research and development, an amount less than 1% of sales.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Answer: The Company complies with all building and licensing regulations within the restoration and remodeling industry. The Company currently holds the necessary General Contracting License necessary to pull all necessary permits and comply with all building inspections. Further, the management has a long term experienced relationship with city and county building code officials. At this time, the Company

has a 100% track record for acquiring the final occupancy permit for every completed project. Key management also holds the necessary supervisory lead abatement licensing required to abate lead when working on real property older than 1978 per Wisconsin State lead abatement laws.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statement attached hereto. If not included, or if included but not consolidated, please explain.

Answer: The Company owns Horizon Enterprises LLC (100% wholly owned subsidiary) and a DBA named Fire Recovery. The financial statements are consolidated.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Answer: The Company formed Rapid Restoration and Remodel for expansion purposes. It acquired Horizon Enterprises LLC. There have been no other material events in the development of the Company.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Answer: The Company has been profitable the last two years. The question does not apply.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date of number of months after receipt of proceeds when should be accomplished**
(1)	________	________	________
(2)	________	________	________
(3)	________	________	________
(4)	________	________	________
(5)	________	________	________

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the

Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed description of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
   (if losses, show in parenthesis.)

   Total $ **200,659**

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share **$5.00** / Net After-Tax Earning Last Year Per Share = **.02 cent** **250** (price/earning multiple

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development cost and similar intangible items) minus total liabilities.

   $ 1,092,292 ($ **.11 cents** per share) **Interim statement dated October 1st, 2013**

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   Answer: The Company has issued 10,000,000 outstanding shares which initially lowers the share price, however, RRR believes this issuance is necessary to justify and support future growth.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   Answer: The Company has issued no new securities during the past 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: **10** %
   If the minimum is sold: **1** % **or less**

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold:	9,000,000 shares *	(9,000,000 x $5.00 = $45,000,000)
If the minimum is sold:	9,960,000 shares*	(9,960,000 x $5.00 = $49,800,000)

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 2,000,000 . These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 11,000,000 .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Question 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering.

	If Minimum Sold Amount 4%	**If Maximum Sold Amount 100%**
Total Proceeds	$ 200,000	$ 5,000,000
Less: Offering Expenses	100%	$100%
Commission & Finders Fees	**$16,000**	**$400,000**
Legal & Accounting	**$8,000**	**$15,000**
Copying & Advertising	**$8,000**	**$25,000**
Other (Specify):		
Organization Fee	**$10,000**	**$10,000**
Net Proceeds from Offering	**$158,000**	**$4,550,000**
Use of Net Proceeds		
Credit Enhancement Instruments	**0**	**$500,000**
Initial Payment		
Credit Enhancement 5 Years Payment	**0**	**$625,000**
Use of Proceeds for General Operations		
Funds to Finance Accounts Receivable	**$150,000**	$ **$2,000,000**
Franchise Development	**$8,000**	**$40,000**
Additional Equipment	**0**	**$60,000**
Advertising and Marketing of New Products and Services	**0**	$ **$100,000**
Inventory Build up of Fire Resistant Paint	**0**	**$100,000**
Acquistion of Industry Related Assets	**0**	**$1,000,000**
Operating Capital	**0**	**$125,000**
Total Use of Net Proceeds	**$200,000**	**$5,000,000**

$ ____________ $ ____________
100% 100%

*Note: Credit Enhancement Explanation / Use of Proceeds (See Financial Statement Page 40)

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "Maximum Sold" will be used.

Answer: The first $200,000 will be used to pay sales commission, organization fees, and finance receivables.

Answer: Maximum: In the following order:

1. **Commissions**
2. **Legal and Accounting**
3. **Copies and Advertising**
4. **Organization Fees**
5. **Down Payment on Credit Enhancement Instruments**
6. **5 years of Credit Enhancement Annual Payments**
7. **Funds to finance receivables**
8. **Franchise development**
9. **Advertising and marketing of new products and services**
10. **Inventory of fire resistant paints and coatings.**
11. **Acquisitions of industry related assets**

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Answer: None

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Answer: None

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the person from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Answer: None

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Answer: None

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied

judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Answer: The Company has none of the problems listed above.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirement for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Answer: Proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and it will be unnecessary to raise additional funds.

INSTRUCTIONS: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZAITON

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding	
	As of:	**As Adjusted**	
	10/01/13 (date)	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate _0_%)	**$1,310,972**	**$1,310,972**	**$1,310,972**
Long-term debt (average interest rate 12%)	**$85,000**	**$85,000**	**$85,000**
Total debt	**$1,395,972**	**$1,395,972**	**$1,395,972**
Stockholders equity (deficit):			
Preferred Stock - par or stated value (by class of preferred in order of preferences)			
Common Stock - par or stated value class	**$500,000**	**$700,000**	**$5,500,000**
	$	**$**	**$**
	$	**$**	**$**
Common stock - par or state value	**$**	**$**	**$**
Additional paid in capital	**$35,000**	**$35,000**	**$35,000**
Standing Contribution	**$23,800**	**$23,800**	**$23,800**
Retained earning (deficit)	**$178,311**	**$178,311**	**$178,311**
Distribution	**($51,000)**	**($51,000)**	**($51,000)**
Total stockholders equity (deficit)	**$686,111**	**$886,111**	**$5,686,111**
Total Capitalization	**$2,082,083**	**$2,282,083**	**$7,082,083**
	$	**$**	**$**

Number of preferred shares authorized to be outstanding: None

Number of Class of Preferred	**Per Value Share Authorized**	**Per Share**
		$
		$

________________ ________________ $ ______

Number of common shares authorized **100,000,000** shares. Par or stated value per share, if any: **None**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **2,000,000** shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ________________
[ ] Other: ________________

15. These securities have:

Yes	No	
[ ]	[ ]	Cumulative voting rights
[ ]	[ ]	Other special voting rights
[X]	[ ]	Preemptive rights to purchase in new issues of shares
[ ]	[ ]	Preference as to dividends or interest
[X]	[ ]	Preference upon liquidation
[ ]	[ ]	Other special rights or preferences (specify): ________________

Explain: **Initial shareholders have the preemptive right to purchase new issues when available. Further, in the event of liquidation, any equity remaining will be divided among outstanding shareholders.**

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price of formula.
Date when conversion becomes effective ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other type of debt securities:
Does Not Apply

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe: ________________

(2) What is the maturity date? ___/___/___
If serial maturity dates, describe: ________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ________________

(4) Is there a trust indenture? [ ] Yes [ ] No

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ______________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ ________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ ________

How much indebtedness is junior (subordinated) to the securities? $ ________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed and charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount , premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year		
	Actual	Pro Forma	
		Minimum	Maximum
"Earnings" / "Fixed Charges" =	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Does not apply.
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
Answer: No restrictions

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ________
Answer: No deficit

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling securities as agent for the Company for a commission or other compensation) in this offering are:

This has not been determined. The company is deciding on appointing an approved underwriter.

Name:		Name:	
Address:		Address:	
Telephone No.:	( )	Telephone No.:	( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Does Not Apply

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Does Not Apply

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of person at the Company through which this offering is being made.

Name:	Mr. Scott Meyer	Name:	Mrs. Zulima Murgado
Address:	6633 W Mill Road Milwaukee, WI 53218	Address:	6633 W Mill Road Milwaukee, WI 53218
Telephone No.:	(414) 353-5911	Telephone No.:	(414) 353-5911

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Answer: No

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes **[X] No**

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Associated Bank, 430 E Silver Spring Dr., Milwaukee, WI 53217 Telephone: (414) 963-1330

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

December 31st, 2013

Will interest on proceeds during escrow period be paid to investors? **[X] Yes** [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate if this can be determined:

Answer: Directors and officers may not sell, transfer, borrow, or convert their common shares for a 24 month period ending on August 1st, 2015.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

    Answer: None

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **President, Secretary and Director**

    Name: **Mr. Scott Meyer** Age: **32**

    Office Street Address: Telephone No.: **(262) 308-4915**

    6633 West Mill Road, Milwaukee WI 53218

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Wellspring Rentals -- Owner / Principal
    Horizon Enterprises, LLC -- Owner / Partner

    Education (degrees, schools, and dates):

    University of Wisconsin Madison
    BA Degrees Commincation & Theater 2003

    Also a Director of the Company **[X] Yes** [ ] No

    Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officers: Title: **Vice President and Director**

    Name: **Ms. Zulima Murgado** Age: **44**

    Office Street Address: Telephone No.: **(414) 502-0853**

    6633 West Mill Road, Milwaukee WI 53218

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

    Miami-Dade Community College - Various Business Studies
    1995

    Also a Director of the Company **[X] Yes** [ ] No

    Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officers: Title: **Treasurer**

    Name: **Mr. Jason Fields** Age:

    Office Street Address: Telephone No.: ( )

    6633 West Mill Road, Milwaukee WI 53218

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Wisconsin State Legislature: 11th Assembly District 2004-2012
    Chairman of the Financial Institutions Committee

    Education (degrees, schools, and dates):

    Cardinal Stritch University, Degree - Business Management - Expected Graduation Summer 2013.

Also a Director of the Company **[X] Yes** [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **10%**

32. Other Key Personnel:

(A) Name: ______________________ Age: ________

Title: ______________________

Office Street Address: Telephone No.: ( ) ________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ______________________ Age: ________

Title: ______________________

Office Street Address: Telephone No.: ( ) ________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term " Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officers" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Director: **3** If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):
    Does Not Apply

(A) Name: ______________________________ Age: ________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: ________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: ________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Answer: Mr. Scott Meyer has 7 years experience in constuction and real estate development

(b) If If any of the Officers, Directors or other key personnel have ever worked for or manage a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Answer: No

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers of Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Answer: Does not apply

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Answer: None

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Answer: Mr. Scott Meyer for $1,000,000 beneficiary is the Company.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel , or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the the past five years, set forth below the name of such persons, and the nature and date of such actions.

    Answer: No regarding Mr. Meyer & Mr. Fields. Ms. Murgado filed a personal bankruptcy in 2010 resulting from an earlier unforeseen and uninsured medical situation. There is currently no health liability that could affect the operation of the company. Further, Ms. Murgado has never been involved in a corporate bankruptcy.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No of Shares After Offering if All Securitas Sold	% of Total
Scott Meyer Common Shares	$0.10	3,500,000	35%	3,500,000	35%
Zulima Murgado Common Shares	$0.10	3,500,000	35%	3,500,000	35%

Office Street Address:
6633 West Mill Road
Milwaukee, WI 53218

Telephone No. (414) 353-5911

Principal occupation: President/Director plus Vice President/Director

38. Number of shares beneficially owned by Officers and Directors as a group:
    Before offering: **7,000,000** shares (70% of total outstanding)
    After offering: a) Assuming minimum securities sold: **7,000,000** shares (70% of total outstanding)
    b) Assuming maximum securities sold: **7,000,000** shares (70% of total outstanding)
    (Assuming all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIP, TRANSACTIONS, AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
Answer: Ms. Zulima Murgado is married to a construction superintendent.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This included sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.
Answer: No

(c) If any of the Company's Officers, Director, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
Answer: No

40. (a) List all remuneration by the Company to Officer, Directors and key personnel for the last fiscal year.

	Cash	Other
Chief Executive Officer	**$70,000**	$
Chief Operating Officer	**$70,000**	
Chief Accounting Officer	**$70,000**	
Key Personnel:		
Construction Superintendent	**$36,000**	
Others:		
Total:	**$246,000**	$
Directors as a group (number of persons2)	**$140,000**	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
Answer: No

(c) If any employment agreements exist or are contemplated, describe:
Answer: The President and Vice President have signed management agreements that are provided in the exhibits

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 2,000,000 shares (20% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:
The expiration date for issurance of outstanding stock is August 1st 2018, the price is $5.50 per share.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **none** shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
Answer: Subscribers of this issue have warrants to purchase additional shares. All other stock options, warrants or rights must be approved by a majority of the voting shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Answer: Both Mr. Scott Meyer and Ms. Zulima Murgado have executed various documents to assure that they will remain with the Company. These documents include:

1. **10 Year Employment Agreement**
2. **Shareholders Agreement**
3. **Non-Compete, Confidentiality, and Non-Disclosure documents**
4. **Mr. Scott Meyer, Key Man Insurance for $1,000,000 naming the Company as beneficary**
5. **2 Year Restriction on the Conveyance of Shares or Warrants**

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purpose of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group is he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club membership, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation of administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial conditions, or operation.

Answer: None

FEDERAL TAX ASPECTS

44. If the Company in a S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

This is a C-Corporation and the questions does not apply. (Therefore no tax consequences)

Name of Tax Advisor: ____________________

Address: ____________________

Telephone No. ( ) -

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The following pages include:

a. Balance sheet December 31st, 2011 27
b. Statement of Income December 31st, 2011 28
c. Balance sheet December 31st, 2012 29
d. Statement of Income December 31st, 2012 30-31
e. Balance sheet October 1st, 2013 32
f. Profit & Loss Statement Jan 1 through May 23rd, 2013 33-36
g. Response to F/S #2, Statement of income, cash flow, and other stockholders equity 37
h. Rapid Restoration and Remodel Inc. Corporate Resolution 38
i. Rapid Restoration and Remodel Inc. Corporate Secretary's Certificate 39
j. Horizon Enterprises, LLC Financial Statement May 23rd, 2013 40-41
h. Credit Enhancement Explanation / Use of Proceeds 42

Horizon Enterprises LLC.
Balance Sheet
Income Tax Basis
December 31, 2011

ASSETS	
Current Assets:	
Cash:	$8094.00
Accounts Receivables:	$60,920.00
Total Current Assets:	$69014.00
Fixed Assets:	0
Other Assets:	0
Total Assets	$69,014.00
LIABILITIES:	
Current Liabilities:	$947.00
Total Current Liabilities:	$947.00
All other Liabilities:	0
Total All Liabilities:	$947.00
Total Liabilities and Equity (Assets)	$69961.00
NET WORTH (EQUITY)	**$68067.00**

Horizon Enterprises LLC.
Statement of Income
Income Tax Basis
For the year ending December 31. 2011

Income:	$105,154.	
Cost of goods sold:	$60,353	
Gross Profit:	$44,802	
Total Income:		$44,802

Operating Expenses:		
Repairs and Maintenance:	$685.	
Rent:	$3775.	
Interest:	$32.	
Advertising:	$8814.	
Bank Charges:	$326	
Auto Reimbursement	$5506	
Outside Services:	$4028	
Insurance	$410	
Office Supplies:	$1084	
Professional Fee:	$30	
Telephone:	$970	
Supplies:	$528	
Travel:	$22	
Utilities:	$1368	
Misc.:	$212	
Meals and Entertainment (50%)	$429	
Organization Costs	$1100	
Total:	$29,319	
Income:		$15,483

Horizon Enterprises LLC
Balance Sheet
Income Tax Basis
December 31, 2012

Assets

Current Assets		
Cash	$	3,013.63
Accounts Receivable		63,493.60
Other Receivable		302.27
Total Current Assets		66,809.50
Fixed Assets		
Autos & Trucks		8,850.85
Equipment		8,445.00
Accumulated Depreciation		(8,145.00)
Total Fixed Assets		9,150.85
Other Assets		
Amortizable Assets		1,100.00
Accumulated Amortization		(1,100.00)
Investments - Homes		42,253.90
Investment - HRT		11,063.02
Total Other Assets		53,316.92
Total Assets		129,277.27

Liabilities & Equity

Current Liabilities	
Accounts Payable	3,950.99
Payroll Taxes Payable	11,506.52
Current Portion of Long Term Liabilities	3,000.00
Total Current Liabilities	18,457.51
Long Term Liabilities	
Vehicle Loan	3,000.00
Less Current Portion	(3,000.00)
Total Long Term Liabilities	-
Equity	
Beginning Capital	68,068.72
Current Income/(Loss)	200,659.50
Contributions	10,000.00
Distributions	(168,308.46)
Total Equity	110,419.76
Total Liabilities & Equity	128,877.27

See accompanying accountant's compilation report.

Horizon Enterprises LLC
Statement of Income
Income Tax Basis
For the year ended December 31, 2012

Income	
Sales	917,070.53
Cost of Goods Sold	
Materials & Contractors	498,412.09
Gross Wages	87,318.54
Payroll Taxes	12,606.51
Total Cost of Goods Sold	598,337.14
Gross Profit	318,733.39
Operating Expenses	
Advertising	3,750.31
Auto Expenses	37,674.94
Bank Fees	15.00
Depreciation	1,550.00
Donations	3,750.00
Dues, Licenses & Subscriptions	1,812.00
Equipment Rent	2,454.60
Insurance	15,611.29
Interest	200.27
Licenses & Permits	1,686.35
Meals & Entertainment	3,043.60
Miscellaneous	490.40
Office Supplies	5,841.03
Payroll Taxes	1,730.38
Penalties	175.68
Professional Services	4,917.64
Rent	10,076.88
Repairs & Maintenance	1,542.32
Supplies	4,458.20
Taxes	777.17
Telephone	5,084.36
Training	750.00
Uniforms	399.05
Utilities	6,718.27
Wages	11,351.75
Total Operating Expenses	125,861.49
Operating Income	192,871.90
Other Income & (Expenses)	
Other Income	9,540.96

Other Expenses	(1,753.36)
Total Other Income & (Expenses)	7,787.60
Net Income or (Loss)	200,659.50

See accompanying accountant's compilation report.

Horizon Enterprises LLC
Balance Sheet
October 1st, 2013

Assets

Current Assets	
Cash	$118,786.39
Account Receivable	$2,059,578.40
Total Current Assets	$2,178,364.79
Fixed Assets	
Autos & Trucks	$50,000.00
Trade Tools	$75,000.00
Trade Equipment (ozone generators, air scrubbers etc)	$40,000.00
Office Equipment	$9,400.00
Total Fixed Assets	$174,400.00
Other Assets	
Investment Homes	$135,500.00
Total Other Assets	$135,500.00
Total Assets	$2,488,264.79

Liabilities & Equity

Current Liabilities	
Accounts Payable	$1,229,722.21
Payroll Taxes Payable	$6,200.00
Credit Cards	$75,000.00
Total Current Liabilities	$1,310,922.21
Long Term Liabilities	
Private Mortgage	$85,000.00
Total Long Term Liabilities	$85,000.00
Total Liabilities	$1,395,922.21
Total Assets	$2,488,264.79
Total Liabilities	-$1,395,922.21
Net Worth	$1,092,342.58
Total Liabilities & Net Worth	$2,488,264.79

Scott Meyer 10/1/13
Scott Meyer Date

Zulima Murgado 10/1/13
Zulima Murgado Date

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

	Jan 1 - Oct 1, 13
Ordinary Income/Expense	
Income	
Ailing Xie	15,000.00
Allstate	133,640.00
American Family	17,590.57
Associated Bank	10,250.00
Badger Mutual	96,648.55
Bank of America	43,792.66
BMO Harris Bank	250,000.00
Chase Bank	8,500.00
Citi Mortgage	5,042.39
City of Milwaukee	47,842.17
Construction Income	398,343.97
CPR Claims	15,450.00
Ellington Mutual Insurance	1,128.00
Greenwood State Bank	55,751.93
Hanover Insurance	5,178.38
Homesite Homeowners	11,525.00
Landmark	584.74
M&I	49,000.00
Pyramax Bank	66,000.00
Rental Income	27,591.66
Ridgestone Bank	6,542.65
Safeco	66,476.05
Seway Bank & Trust	50,000.00
State Farm	12,099.60
The Hartford	14,500.00
University of Wisconsin CU	38,123.91
US Bank	35,925.85
USAA	5,745.75
UW Credit Union	500.00
Washington Mutual	2,640.00
Wells Fargo	145,684.45
West Bend Mutual	40,000.00
Total Income	1,677,098.28
Cost of Goods Sold	
Cabinets	192.19
Carpentry	30,295.17
Carpet	7,145.45
Concrete	3,850.00
Demolition	60,332.00
Drywall	4,833.18
Dumpster	43,517.89
Electric	11,928.76
Flooring	15,165.32
Gutters	423.50
HVAC	28,199.72
Insulation	3,110.50
Job Related Costs	7,875.00
Landscaping Material	603.20
material	252,178.33
Paint	1,123.02
Plumbing	21,719.03
Roofing	1,900.00
Siding	5,612.93
Windows	22,957.08
Total COGS	522,962.27
Gross Profit	1,154,136.01

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

		Jan 1 - Oct 1, 13
Expense		
Advertising		2,211.64
Air Fair		1,179.20
Another Hand Foundation		100.00
Bid Deposit		2,600.00
Board Up Labor		2,784.00
Business Lunch		2,662.18
Car/Truck Expense		
Registration & License	102.75	
Repairs & Maintenance	6,069.16	
Car/Truck Expense - Other	5,994.47	
Total Car/Truck Expense		12,166.38
carpet labor		700.00
Child Support		3,040.45
City Treasurer, Madison		-190.08
Clean Out Supplies		1,464.32
Cleaning/Janitorial		11,450.20
Consulting		112,910.65
Credit Repair Expense		39.95
dean's food		363.73
demolition labor		11,650.00
Donation		13,275.00
drycleaning		195.72
drywall Labor		16,765.00
Electric Labor		54,295.75
employee equipment		190.73
Employee Recognition		4,033.08
Engineering		3,330.00
Eviction		130.00
Fees		4,070.57
Floor Sanding		12,861.95
Gas		
Gas Borth	40.00	
Gas Box Truck	1,014.40	
Gas Dean	2,072.21	
Gas Fire Van	60.00	
Gas Flat Bed	50.00	
Gas Generator	60.00	
Gas Leon	47.05	
Gas Scott	321.28	
Gas Unknown Vehicle	40.00	
Gas - Other	16,674.58	
Total Gas		20,379.52
Gas Reimbursement		84.45
Gas Zulima		30.00
insulation Labor		850.00
Insurance		
Liability Insurance	7,830.00	
Worker's Comp	23,025.00	
Insurance - Other	3,179.30	
Total Insurance		34,034.30
Interest Expense		8,080.73

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

		Jan 1 - Oct 1, 13
Internet		147.22
Inulsation		490.00
landscaping		2,140.25
Lawn Care		2,278.68
Licenses and Permits		464.60
Lunch		406.18
Marketing		3,465.32
Miscellaneous		3.77
movers		400.00
Office Supplies		8,081.63
Painting		9,954.50
painting labor		7,318.00
Parking		95.50
Payroll Expenses		6,504.50
Payroll Expenses (office)		
Federal & FICA Withholding	12,170.39	
Federal Unemployment	508.74	
Gross Wages	157,080.83	
State Unemployment	9,034.56	
Payroll Expenses (office) - Other	453.08	
Total Payroll Expenses (office)		179,247.60
Permit		7,117.56
Pest Control		334.00
Phone		6,297.43
Portable Toilet		646.11
Postage and Delivery		1,190.17
Professional Fees		
Accounting	4,888.00	
Legal Fees	7,283.70	
Total Professional Fees		12,171.70
Rebate		646.07
Reconciliation Discrepancies		-48.95
Reimbursement		3,037.01
Rent		29,773.50
Repairs		
Building Repairs	27,180.48	
Equipment Repairs	605.48	
Repairs - Other	3,325.00	
Total Repairs		31,110.96
Returns		-323.65
Roof		2,000.00
siding labor		5,650.00
software		792.00
Soil Test		500.00
staffing		8,931.24
Storage		1,820.30
Taxes		6,573.59
Telephone		80.19
Tool Rental		1,147.45
Tools & Equipment		2,142.63
Tools & Machinery (under $500)		300.00
Traffic Citation		178.80
Travel & Ent		
Hotels/Lodging	3,619.13	
Travel	711.60	
Total Travel & Ent		4,330.73

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

	Jan 1 - Oct 1, 13
Utilities	5,268.08
Vehicle	19,443.36
Water and Sewer	377.28
welding	350.00
WI Unemployment	5,519.73
window labor	1,515.77
Withholding Tax	1,497.52
Total Expense	719,107.75
Net Ordinary Income	435,028.26
Other Income/Expense	
Other Expense	
Other Expenses	1,025.89
Total Other Expense	1,025.89
Net Other Income	-1,025.89
Net Income	**434,002.37**

RAPID RESTORATION AND REMODEL INC. DBA HORIZON ENTERPRISES INC.

FINANCIAL STATEMENTS: Date October 1, 2013

F/S

Item 2: Statement of income, cash flow and other stockholders equity:

Response to F/S # 2

Management Certifies: It's the opinion of management all adjustments for a fair statement of results for the interim period have been included.

All adjustments are of a normal recurring nature.

The President, Vice President and Secretary (all directors) hereby certified that the above statement is true and accurate.

Scott Meyer, President, Secretary, Director and Shareholder [signature] date 10/1/13

Zilima Murgado, Vice President, Director and Shareholder [signature] date 10/1/13

Corporate Seal

1. Witness to Signature [signature] Date: 10-1-13

   Printed Name James Wepple Date 10-1-13

2. Witness to Signature [signature] Date 10-1-13

   Printed Name Dean Rossey [illegible] Date 10-1-13

RESOLUTION

Rapid Restoration and Remodel Inc. (RRR
Corporate Resolution

Address 6633 West Mill Road Milwaukee WI. 53218

MEMBERS OF THE BOARD

Attending:
1. President: Scott Meyer
2. Vice President: Zilima Murgoda
3. Secretary: Scott Meyer
4. Treasurer: Jason Fields

In reference to interim statement from January 1, to October 1, 2013

The Board made a motion on behalf of the Corporation, duty made, seconded, and unanimously approved as the certified written response to form 1-A F/S item #2 ______________________________

Resolution Accepted

[signature] 10/1/13 — Secretary, Date

[signature] 10/1/13 — President, Date

Rapid Restoration and remodel Inc.

Corporate Secretary's Certificate

I, Scott Meyer do hereby certify that I am the duly elected and qualified Corporate Secretary and keeper of the records and corporate seal of Rapid Restoration and Remodel Inc. and that the following is a true and correct copy of resolutions duly adopted of the Board of Directors of said organization pursuant to the requirements of the Bylaws of said corporation and that such resolutions are now in full force:

IN WITNESS WHEREOF, I have hereunto subscribed my name as Corporate Secretary and have caused the corporate seal of said corporation to be affixed hereto.

Scott Meyer
Name and signature of Corporate Secretary

10/1/13
Date

Updated: 10/01/2013

Financial Statement

Horizon Enterprises, LLC

PARTNER INFORMATION

Name		Federal Tax ID	
Horizon Enterprises, LLC		45-0650901	
Owner / Managing Member	Social Security Number	Social Security Number	
Scott Meyer & Zulima Murgado			
Address	City	State Zip Code	
6633 West Mill Road	Milwaukee	WI 53218	

FINANCIAL INFORMATION

ASSETS		LIABILITIES	
Cash on hand and in Financial Institutions (Schedule A)	$118,786.39	Credit Cards	$75,000.00
Other Real Estate Owned (Schedule B)	$135,500	Other Real Estate Secured Loans (Schedule B)	$55,000.00
Automobiles (Schedule C)	$50,000	Notes Payable-Lenders/Secured (Schedule E)	$30,000.00
Other Property (Schedule D)	$124,400.00	Notes Payable-Lenders/Unsecured (Schedule E)	$0.00
Vested Pension Benefits or Profit Sharing	$0.00	Notes Payable-Others (Schedule E)	NA
Cash Value Key Man Insurance	$0.00	Life Insurance Loans (Schedule C)	NA
Gov't and Listed Securities	$0.00	Other Liabilities: (Payroll Taxes)	$6,200.00
Unlisted Securities	$0.00	Remaining Project Expenses	$1,229,772.21
Draws Receivable / Invoices to be Paid (Schedule F)	$2,059,578.40		
Available Line of Equity			
Equity in Proprietorship	NA		
Other Assets: (Itemize Below)			
		Total Liabilities	$1,395,972.21
		Net Worth (Assets - Liabilities)	$1,092,292.58
Total Assets	$2,488,264.79	**Total Liabilities and Net Worth**	$2,488,264.79

SOURCES OF INCOME

Annual Gross Sales		**Annual Other Income**	
2013 Projection	$ 1,200,000.00	Commissions	$ NA
		Dividends & Interes	$ NA
Contracts / Future Draws (Schedule F)	$ 2,059,578.40	Real Estate Rents	$ 12,000.00
		Other**	$ NA

**Annual profit from sales of property

Schedule A - Cash, Checking Accounts, Savings Accounts & Certificate of Deposits

Type of Account	Financial Institution Name	Amount	In the Name of:
Horizon Checking	Wells Fargo	$106,306.39	Horizon Enterprises, LLC
Horizon Savings	Wells Fargo	$2,166.00	Horizon Enterprises, LLC
Horizon - Cking (prozone)	Associated Bank	$750.00	Horizon Enterprises, LLC
Fire Recovery	Associated Bank	$6,990.00	Horizon Enterprises, LLC
Horizon Checking	Associated Bank	$2,574.00	Horizon Enterprises, LLC

Schedule B - Real Estate Owned

Property Address (city, State ZIP)	Property Type SF=Single Family, C=Commercial, MF=Multiple Family, L=Land	Date Acquired	Tax Assessment	All Mortgage Balances & Liens	Total Monthly Payments
6451 N 54th St	SF	8/1/2012	$110,700.00	$30,000	$300.00
3229 N 3rd St	SF	4/11/2011	$24,800.00	$25,000	$250.00

Schedule C -- Automobiles

			Lien
Lincoln Navigator 06	Horizon Enterprises, LLC	$10,000.00	$0.00
Utility Chevy 05	Horizon Enterprises, LLC	$12,000.00	$0.00
Diesel Box Ford	Horizon Enterprises, LLC	$7,000.00	$0.00
Chevy Box Truck	Horizon Enterprises, LLC	$6,000.00	$0.00
3 Utility Vans	Horizon Enterprises, LLC	$15,000.00	$0.00

Schedule D -- Other Property

Property	Description	Owner	Current Market Value	Lien
7 Computers	5 office tower, 2 laptops	Horizon Enterprises, LLC	$8,400.00	$0.00
6 Copiers	Office Copiers	Horizon Enterprises, LLC	$1,000.00	$0.00
Tools	Trade Tools, Carpentry, Plumbing etc	Horizon Enterprises, LLC	$75,000.00	$0.00
Equipment	HEPA scrubbers, ozone generators etc	Horizon Enterprises, LLC	$40,000.00	$0.00

Schedule E - Notes Payable to Banks or other Lenders (Not secured by Real Estate)

Name of Lender	Original Amount of Loan/Commitment	Current Balance	Revolving or Fixed Payment	Due	Secured By
Parnter (Scott)	$75,000.00	$0.00		Renewable	NA
Andrea & Andrew Martin	$30,000.00	$30,000.00		Renewable	5451 N 54th St.
E & L Bluhm Invest.	$30,000.00	$30,000.00		Renewable	3229 N 3rd St.
PDMF Trust	$25,000.00	$25,000.00		Renewable	NA

Schedule F - Account Receivable / Invoices to Be Paid For Work Completed

Project Name	Description	Contract $	Cost to Finish	Due	Future Draws
*Jacato Dr.	21 unit apartment Fire - adjusting contract	$25,000.00	$0.00	0-30 days	$25,000.00
National Ave	Content Manipulation & Billing	$26,615.50	$0.00	0-30 days	$26,615.50
West Bend	Res. Contract -- demo & rebuild	$146,700.00	$30,000.00	0-60 days	$60,000.00
** W Vliet	Com. Fire -- apartment/office space	$193,000.00	$40,000.00	0-60 days	$143,000.00
** Jacato Dr.	Apartment fire -- demolition	$75,000.00	$56,250.00	60-90 days	$75,000.00
**S 57th St	Rest contract -- demo & restoration	$209,160.00	$131,870.00	4 months	$143,160.00
** W Scott	Rest contract -- demo & restoration	$167,255.80	$50,000.00	0-60 days	$55,751.93
** Raymond Rd	Rest contract -- demo & restoration	$74,000.00	$0.00	0-30 days	$5,000.00
**2640 S 10th St	Rest contract -- demo & restoration	$143,000.00	$28,600.00	0-60 days	$76,523.95
** Silver Spring	Rest contract -- demo & restoration	$152,655.34	$38,163.84	0-60 days	$152,655.34
** W Highland	Rest contract -- demo & restoration	$78,151.48	$27,353.02	0-60 days	$78,151.48
**W Medford Ave	Rest contract -- demo & restoration	$97,812.22	$74,337.29	4 months	$97,812.22
**N 95th St	Rest contract -- demo & restoration	$124,260.62	$94,438.07	4 months	$124,260.62
**Gopher	Rest contract -- demo & restoration	$545,000.00	$414,200.00	12 months	$545,000.00
**Friess Lake	Rest contract -- demo & restoration	$156,000.00	$118,560.00	6 months	$156,000.00
**N 77th St	Rest contract -- demo & restoration	$42,322.42	$12,000.00	0-30 days	$42,322.42
**N 38th St	Rest contract -- demo & restoration	$150,000.00	$114,000.00	4 months	$150,000.00
+Rogers St	NIDC City of Milwaukee, Complete	$22,400.00	$0.00	0-15 days	$22,400.00
+W Leon Ter	NIDC City of Milwaukee, Complete	$8,585.00	$0.00	0-15 days	$8,585.00
+N 13th St	NIDC City of Milwaukee, Complete	$12,900.00	$0.00	0-15 days	$12,900.00
+N 29th	NIDC City of Milwaukee, Complete	$31,410.00	$0.00	0-15 days	$31,410.00
+N 55th	NIDC City of Milwaukee, Complete	$47,849.00	$0.00	0-15 days	$15,329.94
+N 47th	City of Milwaukee with US Bank	$12,700.00	$0.00	0-15 days	$12,700.00
\					

For the purpose of obtaining credit from lender and any future credit granted by Lender, or to support the extension of credit already given, I make the following statement to Lender of Horizon Enterprises, LLC's condition. I certify that the statement is true and authorize the Lender, its agents and assigns to verify the information obtained in this statement, to obtain additional information concerning my business's financial condition, to furnish the same to others and to answer any questions about the business's experience and other financial relationships with the Lender. This statement is the Lender's property. I agree to notify Lender, in writing, of any change that materially affects the accuracy of this statement. The credit applied for, if granted, will be incurred in the interest of Horizon Enterprises, LLC.

x ________ 10/1/13
Signature Date

x ________ 10/1/13
Signature Date

* = Adjusting Contracts ** = Construction / Restoration Contracts + = City of Milwaukee Contracts

USE OF PROCEEDS: CREDIT ENHANCEMENT EXPLANATION:

RAPID RESTORATION AND REMODEL INC.

CREDIT ENHANCEMENT (CE) AND RESERVE SUMMARY:

Amount: 22.5% of the proceeds

1. Maximum Proceeds: $5,000,000	For Credit Enhancement $1,125,000
2. Minimum Proceeds: None	For Credit Enhancement $0.00
3. Type of account holding the CE:	Special Purpose Entity (SPE)
4. Name of Bank:	Associated Bank or Anchor Bank, Milwaukee, WI
5. Gatekeeper:	Associated Bank Milwuakee
6. Acceptable CE Instruments:	Certificates of Deposit
	Rated or Listed Bonds
	AA Rated or Better Insurance Company Receivables*
	Life Settlement Policies
	USA Government Notes or Bonds First Mortgage Receivables for 15 Months or Less
7. Eligibility:	Common Shareholders of Record on July 1st, 2019 With the Original Shareholders from Original Offering
8. Non Redemption:	SPE Continuous for Another 4 Years and then, if not Redeemed is Forward Back to the RRR
9. Estimated Settlement Funds	At the End of 10 Years, at 10% Compounded Interest the SPE Should have $5,187,000 in Assets

Note: The SPE is designed to yield 10 % with a combination of leverage sercurities and asset backed notes. The issuer (RRR) Company is beneficiary of a constant stream of A rated or better insurance companies. Most receivables are under 5 months (also referred to as a promise to pay). These receivables are pledged as collateral to the SPE, for interim financing, collateral for a 5 month Loan with 6% discount. This demonstrates a 12+% return. If the shareholder owns the first issue (July 2013) shares, and they are of record as of July 2019, they can sell the SPE their shares for their potion of the funds that are in the SPE. If the shareholder redeems their shares in 120 months they may receive $5.18 per share, therefore, no loss of principle. Any securities obtained by the SPE will be subject to program selling, therefore minimizing any potential loss. In addition, the Company will guarantee a minimum return of $112,500 per year or 10% At their option they can make up the difference with cash, or preferred shares. The preferred share will be in escrow for 5 years, total value of the preferred shares, as of July 2014 will be $500,000.

COMPANIES ARE REQUIRED TO PAY UP TO THE MAXIMUM BENEFITS OF THE POLICIES TO THE COMPANY. THERE CAN BE NO ASSURANCES THE ASSUMPTIONS WILL PROVE TO BE REAL.

Answer: The Company has shown no losses for the years 2012 and 1/2 of 2013

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probably extent of the impact, if possible.

    Answer: None that the Company is aware of.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 59 %. What is the anticipated gross margin for next year of operations? Approximately 59 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    Answer: The Restoration Industry Association states that the expected gross margin for this industry will be 50-60%.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last year: 0%. Explain the nature of these sales, including any anticipated changes:

    Answer: Company has made no foreign sales.

RAPID RESTORATION AND REMODEL, INC

APPLICATION FOR REGULATION A

EXHIBITS

Dated December 20, 2013

Scott P. Meyer, President
Rapid Restoration and Remodel, Inc.
6633 West Mill Road
Milwaukee, Wisconsin 53218

EXHIBIT INDEX

Underwriting Agreement: No underwriting agreement at this time .... N/A

Tab A: Charter & By-Laws .... Page 1-31
- a. Certificate of Good Standing .... Page 32
- b. Minutes of the First Board Meeting .... Page 33-36
- c. Resolution Accepting Minutes .... Page 37
- d. LLC Buyout Agreement .... Page 38-44
- e. Certificate of Corporate Vote .... Page 45
- f. Resolution Accepting F/S for Regulation A .... Page 46

Tab B: Instruments Defining the Rights of Shareholders
- a. Stock Certificates with Legends .... Exhibits
- b. Shareholder Subscription Agreement for Directors / Officers .... Page 1-7

Tab C: Subscription / Shareholder Agreement for Investors Reg A.......... Page 1-3

Voting Trust Agreement: None .... N/A

Material Contracts: None .... N/A

Material Foreign Patents: None .... N/A

Plan of Acquisition: (No Pending Acquisitions .... N/A

Tab D: Escrow Agreement / Transfer Agent Registrar .... Page 1-12

Experts: None .... N/A

Tab E: Legal Opinion – Attorney Statement .... Exhibit

Sales Materials: None .... N/A

Test the Water Material: None .... N/A

Tab F: Appointment of Agent for Service of Process .... Exhibit

Tab G: Financial Documentation
- a. Profit & Loss Statement 2012 .... Page 1-4
- b. Balance Statement 2012 .... Page 5
- c. Interim Profit & Loss Statement Jan 1st – Oct 1st 2013 .... Page 4-7
- d. Interim Balance Statement Jan 1st – Oct 1st 2013 .... Page 8
- e. 2012 Horizon Enterprises Tax Return .... Page 9-40
- f. 2011 Horizon Enterprises Tax Return .... Page 41-63
- g. Letter of Explanation year 2011 .... Page 64

Tab H: Directors and Officers

a. Scott Meyer
1) Resume .... Page 1
2) Management Statement .... Page 2
3) Code of Ethics .... Page 3-5
4) Management Agreement .... Page 6-11
5) Non-Disclosure Non-Circumvent Agreement .... Page 12-15
6) Covenant Not to Sue .... Page 16
7) Arbitration Agreement .... Page 17-18
b. Zulima Murgado
1) Resume .... Page 19-20
2) Management Statement .... Page 21
3) Code of Ethics .... Page 22-24
4) Management Agreement .... Page 25-28
5) Non-Disclosure Non-Circumvent Agreement .... Page 29-32
6) Covenant Not to Sue .... Page 33
7) Arbitration Agreement .... Page 34
c. Jason Fields
1) Resume .... Page 35-38
2) Code of Ethics .... Page 39-40
3) Non-Disclosure Non-Circumvent Agreement .... Page 41-44
4) Covenant Not to Sue .... Page 45
5) Arbitration Agreement .... Page 46

Tab I: Additional Content

a. Executive Summary .... Page 1-5
b.BBB Report .... Page 6-9
c. Water Fire Damage Overview .... Page 10-14
d. List of Products .... Page 15
e. Anonther Hand Foundation .... Page 16-18

Tab J: Issue Consent / Signature Page... Exhibit

A

Corporation Articles

First Article: The name of the Corporation is Rapid Restoration and Remodel Inc.
Second Article. The address of the registered office of the Corporation is 1621 Central Avenue, Cheyenne, WY. Zip code 82001. The name of its registered agent at that address is WyomingRegisteredAgent.com, Inc.

Third Article: The mailing address of the corporation is; 6633 West Mill Road, Milwaukee WI 54318
Fourth Article: The principal office address is: 6633 West Mill Road, Milwaukee WI.54318

Fifth Article. Number and class of shares the Corporation will have the authority to issue
100,000,000 Common Shares
100,000,000 Preferred Shares
100,000,000 Special Class Issue of Shares
Sixth Article: The incorporator is James A. Wepplo 1713 Guthrie Dr. Las Vegas NV 89117.

Seventh Article. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Wyoming as set forth in Statutes 17-16-120 &17-16-202 .therefore the purposes for which the corporation is formed are:
1. ***To operate a fire, storm, hail, and water restoration and remodeling Company. To offer franchise, license, and joint venture partnership programs. The company will receive fees, royalties, and commissions from these programs. In addition the company shall retail, wholesale, distribute, manufacturer, import or export various products related to their industry. These services may be amended with 2/3 the votes of the board of directors*** and shall not engage in any business other than rendering ***these services***; however, it may invest its funds in real estate, mortgages, stocks, bonds or any other type of investment and may own real or personal property necessary or appropriate for rendering its ***professional restoration and remodeling services.***
2. Subject to any limitations or restrictions imposed by law or these articles of incorporation, such corporation shall have the following general rights, privileges and powers:
(a) To sue and be sued in its corporate name;
(b) To have a corporate seal and alter the same at will;
(c) To acquire, own, hold, use, lease, mortgage, pledge, sell, convey or otherwise dispose of, property, real and personal, tangible and intangible;
(d) To make contracts and guarantees and incur liabilities, borrow money at such rates of interest as the corporation may determine; issue its notes, bonds and other obligations and secure any of its obligations by mortgage or pledge of all or any of its property, franchises and income;
(e) To conduct its operations in this state and elsewhere, and to acquire, own, hold and use, and to lease, mortgage, pledge, sell, convey or otherwise dispose of property, real and personal, tangible and intangible, out of this state;
(f) To acquire, guarantee, hold, own, vote and to sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares, bonds, securities or evidences of indebtedness of any other corporation, domestic or foreign;
(g) To appoint such officers and agents as the business of the corporation may require and to define their duties and fix their compensation, provided that the appointment of such officers and agents does not conflict with the provisions of the Wyoming ***Corporation Act*** [or cite applicable statute];
(h) To indemnify any director or officer, or former director or officer, of the corporation, or any person who may have served at its request as a director or officer of another corporation in which it owns shares, or of which it is a creditor, against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceedings, civil or criminal, in which he or she is made a party by reason of having been or being such officer or director, except in relation to matters as to which he or she shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty;
(i) To pay pensions and establish pension plans, pension trusts, profit-sharing and retirement plans, stock bonus plans, stock option plans and other incentive plans for any or all of its directors, officers and employees;
(j) To make bylaws for the government and regulation of its affairs;
(k) To cease doing business and to dissolve and surrender its corporate franchise;

(l) To do all acts and things necessary, convenient or expedient or proper to carry out the purposes for which it is formed.

Eight Article: Description of shares and classes

A .Common Shares. From the authorized shares of common shares the Board of Directors may authorized the issuance of additional common shares

B. Shares of Preferred Stock may be issued from time to time in one or more series, as provided for in this Certificate or as provided for by the Board of Directors as permitted by this Certificate. All shares of Preferred Stock shall be of equal rank and shall be identical, except in respect of the terms fixed in this Certificate for the series provided for in this Certificate or fixed by the Board of Directors for series provided for by the Board of Directors as permitted by this Certificate. All shares of any one series shall be identical in all respects with all the other shares of that series, except the shares of any one series issued at different times may differ as to the dates from which dividends on those shares may be cumulative.
The Board of Directors is hereby authorized, by resolution or resolutions, to establish, out of the unissued shares of Preferred Stock not then allocated to any series of Preferred Stock, additional series of Preferred Stock. Before any shares of any such additional series are issued, the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, by resolution or resolutions, the distinguishing characteristics and the relative rights, preferences, privileges and immunities of the shares of such additional series, so far as not inconsistent with the provisions of this Article Eight. Without limiting the generality of the above, the Board of Directors may fix and determine, with regard to any such additional series:
1. The designation of the series, the number of shares which shall constitute the series and the par value, if any, of those shares;
2. The rate of dividend, if any, payable on shares of the series;
3. Whether the shares of the series shall be cumulative, noncumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;
4. Whether the shares of the series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of the series may be redeemed;
5. The amount payable upon shares of the series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation;
6. The sinking fund provisions, if any, for the redemption of shares of the series;
7. The voting rights, if any, of the shares of the series;
8. The terms and conditions, if any, on which shares of the series may be converted into shares of capital stock of the Corporation of any other class or series;
9. Whether the shares of the series are to be preferred over shares of capital stock of the Corporation of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Corporation, or otherwise; and
10. Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of this Article Fourth.
C. Shares of Special Stock may be issued from time to time in one or more classes or series as provided in this Section C of Article Fourth.
Subpart I of this Section C sets forth provisions respecting the Special Stock as a class. Subpart II designates a series of special stock within the class of Special Stock and fixes certain provisions of the series. Subpart III vests in the Board of Directors authority to designate additional series of Special Stock and to determine and fix the distinguishing characteristics and rights, privileges and immunities of the additional series.
Subpart I. The Special Stock as a Class.
1. General. Shares of Special Stock may be issued from time to time in one or more series, as provided for in this Certificate or as provided for by the Board of Directors as permitted by this Certificate. All shares of Special Stock shall be of equal rank and shall be identical, except in respect of the terms fixed in this Certificate for the series provided for in this Certificate or fixed by the Board of Directors for series provided for by the Board of Directors as permitted by this Certificate. All shares of any one series shall be identical

in all respects with all the other shares of that series, except the shares of any one series issued at different times may differ as to the dates from which dividends on the shares may be cumulative.

2. Status of Reacquired Shares. Shares of any series of Special Stock which have been redeemed, purchased or otherwise acquired by the Corporation, or which are no longer deemed to be outstanding by virtue of funds or securities necessary for redemption or payment having been set aside or deposited in trust or otherwise, or which, if convertible, have been converted into shares of stock of the Corporation of any other class or series, shall, upon appropriate filing and recording to the extent required by law, have the status of authorized and unissued shares of Special Stock and may be reissued as part of any series of Special Stock provided for in this Certificate or by the Board of Directors as permitted by this Certificate.

Subpart II. Stock Dividend Convertible Special Stock, Series A (Stock Dividend at Rate of TBD ***Market Value*** of Common Stock).

There is hereby created a series of special stock within the class of the Special Stock the designation, the number of shares and the terms and provisions of which (except as set forth above) are as follows:

1. Designation of Series and Number of Shares. This series of special stock within the class of Special Stock shall be designated "Stock Dividend Convertible Special Stock, Series A (Stock Dividend at Rate of ***TBD*** Market Value of Common Stock)" (referred to below as the "Series A Stock"), to consist of 100,000,000 shares of the par value of $.00004 each. The Board of Directors is hereby authorized to increase or decrease (but not below the number of shares of Series A Stock then outstanding) the number of shares of the Series A Stock. The number of shares by which the Series A Stock may be so decreased from time to time shall, upon appropriate filing and recording to the extent required by law, have the status of authorized and unissued shares of Series Stock and may be reissued as a part of any series of Series Stock provided for in this Certificate or by the Board of Directors as permitted by this Certificate.

2. Dividends.

(a). General. The holders of Series A Stock shall be entitled to receive, when and as declared by the Board of Directors in respect of earnings or earned surplus available for the purpose, noncumulative dividends distributable solely in Common Capital Stock at the rate of TBD of market value of Common Capital Stock (determined as provided for below) per share of Series A Stock per year, and the holders of Series A Stock shall be entitled to no other or further dividends except as provided in this Certificate. Such dividends shall be distributable semiannually on the first day of May and November in each year to holders of Series A Stock of record on the respective dates, not exceeding 40 days preceding the semiannual dividend payment dates, fixed by the Board of Directors of the Corporation for the purpose of determining holders of the Series A Stock entitled to receive the dividends. Notwithstanding the above, the first semiannual dividend payable on the Series A Stock shall be in an amount per share equal to the product of TBD Times the fraction, the denominator of which is 365 days and the numerator of which is the number of days from April, ***2013*** to the first semiannual dividend payment date. Each share of Series A Stock, whether issued initially when no other shares of Series A Stock are outstanding or subsequently when other shares of Series A Stock are outstanding, shall on each semiannual dividend payment date be entitled to the same semiannual dividend as each other share of Series A Stock. Except as provided in this paragraph (a), no semiannual dividend shall be declared or distributed on the Series A Stock unless it constitutes the full semiannual dividend. By special meeting the board can elect to pay dividends or interest with "Payment In Kind" (PIK).

(b). Relation to Common Capital Stock. The Series A Stock shall not rank prior to the Common Capital Stock as to dividends, and, subject to Section 7 of this Subpart II, the Corporation may pay dividends and make other distributions on the Common Capital Stock whether or not dividends for the current or preceding semiannual dividend periods have been declared or distributed upon the outstanding Series A Stock.

3. Redemption.

(a). Right To Redeem and Redemption Price. The shares of Series A Stock may not be redeemed before the expiration of 61 calendar months next following the date of issuance of the first share of Series A Stock. After the expiration of the 61 months, the Corporation may at its option at any time redeem the whole or from time to time redeem any part of the shares of Series A Stock at a redemption price of TBD per share, subject to adjustment as provided in Series 7 of this Subpart II (the "Redemption Price"), plus all dividends declared and undistributed on the shares to be redeemed to and including the date fixed for redemption. If fewer than all outstanding shares of the Series A Stock are to be redeemed, the shares to be redeemed shall be chosen by lot or pro rata in such manner as the Corporation may determine.

(b). Manner of Payment. The Corporation may, at the election of the Board of Directors, pay the Redemption Price either (i) in cash or (ii) in Common Capital Stock with a market value equal to the Redemption Price.

(c). Notice of Redemption. Notice of every such redemption shall be mailed to the holders of record of the shares of Series A Stock to be redeemed at their respective addresses as they shall appear in the records of the Corporation. Such notice shall be mailed not less than 30 nor more than 60 days in advance of the redemption date.

4. Liquidation.

(a). Voluntary. In the event of any voluntary dissolution, liquidation or winding up of the affairs of the Corporation, after payment or provision for payment of debts, necessary expenses of administration and all amounts due on the Cumulative Preferred Stock and any other class or series of stock ranking prior to the Series A Stock in such event, the holders of the Series A Stock shall be entitled to receive, out of the remaining assets, before any distribution is made on the Common Capital Stock, the following voluntary liquidation price:

$.10 per share to and including December 31, 2014;

$.10 per share thereafter to and including December , 2015;

subject to adjustment as provided in Section 7 of this Subpart II (the "Voluntary Liquidation Price"), plus in each case all dividends declared and unpaid on those shares to and including the date fixed for distribution. In that event, the holders of the Series A Stock, as such holders, shall be entitled to no other or further distribution.

(b). Manner of Payment. The Corporation may, at its option, pay the Voluntary Liquidation Price either (i) in cash or (ii) in Common Capital Stock with a market value equal to the Voluntary Liquidation Price.

(c). Involuntary. In the event of any involuntary dissolution, liquidation or winding up of the affairs of the Corporation, the holder of each share of Series A Stock then outstanding shall be entitled to receive in that involuntary dissolution, liquidation or winding up the same distribution which the holder would have been entitled to receive had such share of Series A Stock held by him or her been converted immediately prior to the date fixed for the distribution.

(d). Merger, Consolidation and Sale of Assets. Neither the merger nor consolidation of the Corporation, nor the sale, lease or exchange of all or any part of its assets shall be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of its affairs for purposes of this Section 4.

5. Voting Rights.

(a). General. The holders of shares of the Series A Stock shall be entitled to three-fourths of a vote for each share of the Series A Stock standing in their names on the records of the Corporation in the election of directors and on any question arising at any meeting of shareholders of the Corporation. Except as otherwise provided in Section 5(b) and 8(a) (i) of this Subpart II or as otherwise required by law, the holders of the Series A Stock and the Common Capital Stock shall at all times vote together as one class, together with the holders of any other series or class of stock of the Corporation which may from time to time be accorded such voting right.

(b). Special as a Series. So long as any shares of the Series A Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of all shares of Series A Stock at the time outstanding, voting separately as a series, amend its charter of incorporation (including amendments effected as a part of a merger in which the Corporation is the surviving corporation) so as to:

(i). Exclude or limit the right of the holders of the Series A Stock to vote on any matter upon which they would otherwise vote pursuant to this Subpart II, except as such right may be limited by voting rights given to new shares then being authorized of any existing or new class or series; or

(ii). Alter the terms or conditions upon which the Series A Stock is convertible; provided, that this paragraph (b) shall not be applicable to changes in the stock issuable upon conversion of the Series A Stock; or

(iii). Otherwise vary the preferences, rights, privileges or immunities of the Series A Stock.

6. Conversion Rights.

(a). Conversion Ratio. Subject to the provisions for adjustment set forth below, each share of the Series A Stock shall be convertible at the option of the holder of each such share, upon surrender of the certificate or certificates evidencing the share or shares to be converted to any transfer agent for the Series A Stock at any time during usual business hours, into fully paid and non-assessable (except to the extent otherwise provided by law) shares of the Common Capital Stock at the rate of three-fourths of a share of Common Capital Stock for each share of the Series A Stock so surrendered for conversion. The number of shares of Common Capital Stock into which each share of Series A Stock is convertible, as such number may be adjusted from time to

time pursuant to this Section 6, is referred to below in this Certificate as the "Conversion Ratio." Every share, certificate so surrendered shall be duly endorsed, or accompanied by a proper instrument of transfer, in form satisfactory to the Corporation or its agent, together with a written notice to the Corporation of the election to make such conversion and of the name or names in which the certificate or certificates for shares of the Common Capital Stock to be received upon conversion shall be issued. The right to convert shares of the Series A Stock called for redemption shall terminate at the close of business on the third business day prior to the redemption date for such shares, and the right to convert any and all shares of Series A Stock shall be suspended during the period beginning at the close of business on the declaration date of every cash dividend on the Common Capital Stock and concluding at the opening of business on the business day next following the record date for determining holders of the Common Capital Stock entitled to receive the dividend. In the event that all or any part of any such suspension period falls between (i) the 30th day prior to the date fixed for redemption of any shares of Series A Stock and (ii) the close of business on the third business day prior to such redemption date, then, notwithstanding the next preceding sentence, any shares of Series A Stock called for redemption on such redemption date and properly tendered for conversion during such suspension period and before the close of business on the third business day prior to such redemption date shall be converted as of the close of business on the day on which such suspension period is concluded as provided in this Subpart B. Upon conversion of any shares of the Series A Stock no allowance or adjustment (except as provided in paragraph (c) of this Section 6) shall be made for dividends or distributions on the Common Capital Stock, but declared and undistributed dividends due on the shares of Series A Stock surrendered for conversion shall be distributed. The Corporation shall pay all transfer taxes, fees and expenses in respect of the issue of shares of Common Capital Stock upon any such conversion; provided, however, that the Corporation shall not be required to pay tax in respect of any transfer involved in the issue and delivery of shares of Common Capital Stock in a name other than that in which the shares of Series A Stock so converted were registered.
(b). Contingent Conversion Increment. Whenever the Corporation, for whatever reason, shall fail to declare and distribute any semiannual dividend as provided in Section 2 of this Subpart II on or before the applicable distribution date provided for in Section 2, and such failure shall continue for a period of 60 days after such distribution date, in lieu of such semiannual dividend the Conversion Ratio in effect on such 60th day shall be adjusted by adding to it, effective at the opening of business on the next following business day, 3/40ths of a share of Common Capital Stock for each share of Series A Stock surrendered for conversion (such fraction, as the same may be adjusted from time to time, as provided below, being referred to in these Articles as the "Contingent Conversion Increment"). Upon the occurrence of any event described in clause (A), (B), or (C) of paragraph (c)(i) below, the Contingent Conversion Increment then in effect shall be adjusted by multiplying the Contingent Conversion Increment by the multiplier by which the Conversion Ratio is to be multiplied in order to make the adjustment provided for in paragraph (c) upon the occurrence of such event, such adjustment in the Contingent Conversion Increment to become effective simultaneously with the above-described adjustment in the Conversion Ratio, as specified in paragraph (c) below.

(c). Other Adjustments of Conversion Ratio. In addition to the adjustment provided for in paragraph (b) above, the number of shares of stock into which each share of the Series A Stock is convertible shall be subject to adjustment from time to time only as follows:

(i). Whenever the Corporation shall (A) take a record of the holders of Common Capital Stock for the purpose of entitling them to receive a dividend or other distribution payable in shares of stock of the Corporation of any class or series, (B) subdivide its outstanding shares of Common Capital Stock, (C) combine its outstanding shares of Common Capital Stock into a smaller number of shares or (D) issue by reclassification of its Common Capital Stock any shares of the Corporation of any class or series, the holder of each share of the Series A Stock shall thereafter be entitled to receive upon the conversion of such share the number of shares of stock of the Corporation which he or she would have owned or been entitled to receive after the happening of any of the events described above and had such share of the Series A Stock held by him or her been converted immediately prior to the happening of such event, such adjustment to become effective at the opening of business on the business day following such record date or the day upon which such subdivision, combination or reclassification becomes effective, as the case may be.

For purposes of this paragraph (c), and for purposes of Section 10(d) to the extent that it deals with fractional shares resulting from conversion, the term "Common Capital Stock" means the Common Capital Stock and any other stock of the Corporation resulting from a reclassification of the Common Capital Stock or any such other stock.
(ii). No adjustment in the number of shares into which each share of the Series A Stock is convertible shall be required unless such adjustment would require an increase or decrease of at least 1/100th of a share in the number of shares into which such share is then convertible; provided, however, that any adjustments which by reason of this subparagraph (ii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.
(iii). Whenever any adjustment is required in the shares into which each share of the Series A Stock is convertible, the Corporation shall forthwith (A) file with the transfer agents for the Series A Stock a statement describing in reasonable detail the adjustment, the reasons for it and the method of calculation used, and (B) cause a copy of such notice to be mailed to the holders of record of the shares of Series A Stock.

(d). When Conversion Deemed Effected. Except as provided in paragraph (a) of this Section 6 with respect to shares called for redemption and tendered for conversion during a suspension period, the conversion right in respect of any shares of Series A Stock shall be deemed to have been exercised on the date on which the certificates for such stock shall have been duly surrendered for conversion, and, subject to Section 10(d) in respect of fractional interests, the person entitled to receive the stock issuable upon such conversion shall be treated for all purposes as the record holder of such stock on such date; provided, however, that the conversion right in respect of any certificate so surrendered for conversion after the close of business on any day shall not be deemed to have been exercised until the next succeeding business day.
(e). The Corporation shall at all times reserve and keep available, out of its authorized and unissued stock or treasury stock, solely for the purpose of effecting the conversion of shares of Series A Stock, such number of shares of Common Capital Stock or other stock into which the Series A Stock shall, from time to time, be convertible, sufficient to effect the conversion of all shares of Series A Stock then outstanding.
7. Certain Anti- dilution Provisions.
(a). Anti-dilution Concerning Cash Dividends. The Corporation shall not declare or pay any dividend to the holders of Common Capital Stock in cash (or in debt securities of the Corporation (i) which embody no privilege of conversion into stock of the Corporation or (ii) to which no warrants or rights to purchase stock of the Corporation appertain) unless the aggregate of all such dividends paid subsequent ***to date TBD***, plus such contemplated dividend, is less than the net earnings of the Corporation and its subsidiaries on a consolidated basis earned subsequent to ***Date TBD*** The amount of any dividend paid in debt securities of the Corporation shall be deemed to be the aggregate principal amount thereof.
(b). Other Dividends and Distributions. Except for stock dividends, subdivisions, combinations and reclassifications referred to in Section 6(c) which result in the adjustment of the Conversion Ratio provided for in Section 6(c), whenever the Corporation shall pay any dividend or make any other distribution on the Common Capital Stock (other than as permitted by Section 7(a) or as described in Section 7(c)), whether payable or distributable in property, stock or other securities, the holder of each share of Series A Stock then outstanding shall be entitled to receive the same dividend or distribution which that holder would have been entitled to receive had such share of Series A Stock held by him or her been converted immediately prior to the record date for such dividend or distribution. In every such event, the Redemption Price and the Voluntary Liquidation Price shall be adjusted on the record date for such dividend or distribution by deducting from it the fair value of the amount of such dividend or distribution to which each share of Series A Stock then outstanding is entitled. For purposes of the above, the Board of Directors of the Corporation shall make a determination of the fair value of such dividend or distribution on and as of the date of its declaration, and such valuation shall be conclusive and binding on all shareholders of the Corporation.

(c). Rights To Purchase Securities. Whenever prior to date TBD, the Corporation shall offer, grant or issue to the holders of its Common Capital Stock any warrant, right or privilege to purchase any stock or other security, the holder of each share of Series A Stock then outstanding shall be entitled to receive such warrants, rights or privileges as that holder would have been entitled to receive had the holder converted such share of Series A Stock held by him or her immediately prior to the record date for such warrants, rights or privileges.
8. Merger, Consolidation and Sale of Assets.

(a). General Rule. In case the Corporation shall merge into or consolidate with another corporation (other than a merger or consolidation in which the Corporation is the surviving corporation), or sell, lease or exchange all or substantially all of its assets, the holders of the Series A Stock shall be entitled, at the option of the Board of Directors of the Corporation, either:
(i). To vote, and vote separately as a series, on the proposed merger, consolidation, sale, lease or exchange, in which event such transaction shall not be consummated unless authorized by the affirmative vote of the holders of a majority of all shares of Series A Stock then outstanding (or if a greater proportion of the votes of holders of the Common Capital Stock is required for such transaction, then by the affirmative vote of a like proportion of the votes of holders of the Series A Stock then outstanding); or
(ii). To receive, as a part or in contemplation of such transaction in redemption of their shares of Series A Stock, the Voluntary Liquidation Price specified in Section 4(a) of the Subpart B, plus in each case all Common Capital Stock dividends declared and undistributed on such shares to and including the date fixed for such redemption; and in such event the holders of Series A Stock, as such holders, shall be entitled to no other or further distribution. The manner of payment of the Voluntary Liquidation Price in such event shall be as set forth in Section 4(b), and notice of such redemption shall be given provided in Section 3(c).
(b). Exception. Paragraph (a) of this Section 8 shall be inapplicable if, as a part of the terms of such merger, consolidation, sale, lease or exchange, provision shall be made by which holders of the Series A Stock outstanding immediately prior to such event shall be entitled to receive, on the happening of such event, in exchange for each such share so held by them, a security of the corporation surviving such consolidation or merger or to which such sale, lease or exchange shall be made (or a security of a corporation which owns stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of such corporation), having dividend, voting and conversion rights, rights upon liquidation and redemption and other rights (if any) substantially equivalent to the rights provided for in these articles for shares of the Series A Stock. The conversion rights of such security shall be deemed to be substantially equivalent if, as a part of the above-described terms, the holder of each share of the Series A Stock is entitled, upon receipt of such security, to receive therewith and/or to convert such security into the kind and amount of shares of stock and other securities and property receivable upon such merger, consolidation, sale, lease or exchange by the holder of the number of shares of stock into which such share of Series A Stock might have been converted immediately prior to such merger, consolidation, sale, lease or exchange.
(c). ***After date TBD*** Paragraph (a) of this Section 8 shall be inapplicable after date TBD, if the Corporation shall be merged with, consolidated into, or sell, lease, or exchange all or substantially all of its assets to, another corporation, which, as of the time the contract to consummate such transaction is entered into, either (i) has a net worth on a consolidated basis not less than the net worth of the Corporation and its subsidiaries on a consolidated basis, or (ii) has outstanding shares of capital stock (of every class and series) with an aggregate market value not less than the aggregate market value of all shares of stock of the Corporation of every class and series, and in such event, the holder of each share of Series A Stock then outstanding shall be entitled to receive the kind and amount of shares of stock and other securities and property receivable upon such merger, consolidation, sale, lease or exchange.
9. Notices.
In the event that, while any shares of Series A Stock shall remain outstanding:
(a). the Corporation shall declare any dividend (or any other distribution) on the Common Capital Stock payable otherwise than in cash or in shares of Common Capital Stock of the Corporation; or
(b). the Corporation shall offer for subscription pro rata to the holders of Common Capital Stock any additional shares of stock of any class or any other securities; or
(c). there shall occur any consolidation with or merger of the Corporation into another corporation or a sale, lease or exchange to or with another corporation of all or substantially all of the property of the Corporation, or a reclassification of the Common Capital Stock into securities including other than Common Capital Stock; or
(d). there shall occur a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;
then, and in any one or more of such events, the Corporation shall mail to each holder of the Series A Stock at the address of each such holder shown in the stock records of the Corporation, a notice stating to the extent such information is available (i) the day on which the books of the Corporation shall close, or a record shall be taken, for such dividend, distribution or subscription rights and the amount and character of such dividend, distribution or subscription rights, or (ii) the day on which such consolidation, merger, sale, lease, exchange,

reclassification, liquidation, dissolution or winding up shall take place and the terms of such transaction. Such notice shall be mailed at least 20 days in advance of the day specified in the notice.

10. Distributions of Common Capital Stock.

(a). Determination of Market Value. For all purposes of this Subpart II except paragraph (d) of this Section 10, the market value of a share of Common Capital Stock on any given date shall be the average closing sales price (or the average of the closing bid and ask prices for any day on which there were no sales) of the Common Capital Stock on the New York Stock Exchange for the first 10 trading days next following the 25th calendar day next preceding the date on which such determination is made; provided, that in the case of a semiannual dividend which has not been declared on or before the applicable distribution date provided for in Section 2, such market value shall be based upon the 10 consecutive trading days next preceding that distribution date. If the Common Capital Stock is not traded on the New York Stock Exchange on six or more of any such 10 consecutive trading days, the determination of the market value of a share of Common Stock shall be made in a manner prescribed by the Board of Directors of the Corporation.

(b). Date of Determination. For purposes of this Subpart II except paragraph (d) of this Section 10, determinations of the market value of a share of Common Capital Stock shall be made on the following dates:

(i). For purposes of any dividend on the Series A Stock, on the declaration date.

(ii). For purposes of any redemption of the Series A Stock in which the Redemption Price is paid in Common Capital Stock as provided in Section 3 of this Subpart II, on the date upon which the Board of Directors of the Corporation determines to make such redemption in Common Capital Stock.

(iii). For purposes of any voluntary dissolution, liquidation or winding up of the affairs of the Corporation in which the Voluntary Liquidation Price is paid in Common Capital Stock as provided in Section 4 of this Subpart II, on the date on which the Board of Directors determines to so dissolve, liquidate or wind up or determines to present such a recommendation or question to a vote of the shareholders of the Corporation entitled to vote on the matter.

(iv). For purposes of any merger, consolidation, sale, lease or exchange to which paragraph (a) of Section 8 of this Subpart II is applicable, if, as a part of the terms of such transaction, the holders of the Series A Stock receive the Voluntary Liquidation Price in Common Capital Stock, on the earlier of (A) the date of the determination of the Board of Directors of the Corporation to agree in principle to such merger, consolidation, sale, lease, or exchange, or (B) the date of the first public announcement regarding such merger, consolidation, sale, lease or exchange.

(c). Source of Common Capital Stock. Whenever a distribution of Common Capital Stock is made on or in exchange for the Series A Stock, whether in payment of dividends or upon payment of any Redemption Price or Voluntary Liquidation Price or upon conversion or otherwise, such distribution may be made in whole or in part from authorized but unissued Common Capital Stock, from Common Capital Stock purchased or otherwise acquired or held in the treasury of the Corporation, from Common Capital Stock purchased or otherwise acquired or held by subsidiaries of the Corporation, or otherwise.

(d). Fractional Shares.

(i). No script or certificates representing fractional shares of Common Capital Stock shall be issued in connection with the payment of dividends on the Series A Stock or upon payment in Common Capital Stock of any Redemption or Voluntary Liquidation Price on the Series A Stock or upon conversion of shares of Series A Stock into shares of Common Capital Stock, and no cash adjustment in respect of fractional interests shall be made. If more than one certificate evidencing Series A Stock shall be surrendered by the same holder for conversion or for payment in Common Capital Stock of any Redemption or Voluntary Liquidation Price, the number of full shares of Common Capital Stock which shall be issuable upon such conversion or in such payment shall be computed on the basis of the aggregate number of shares of Series A Stock represented by such certificates, unless such holder certifies to the satisfaction of the Corporation or its agent that the shares represented by such certificates are beneficially owned by more than one person.

(ii). Any person entitled to any such fractional interest may elect either to purchase the additional fractional interest required to make up a full share of Common Capital Stock or to sell the fractional interest to which he or she is entitled. In the case of surrender for conversion or payment of the Redemption or Voluntary Liquidation Price, such election shall be made at the time the share or shares of Series A Stock are presented for such conversion or payment. In the case of Common Capital Stock dividends, such election shall be made within 30 days of the time notice of such fractional interest is mailed to the holder of the Series A Stock entitled to such interest at the address of that holder as shown in the stock records of the Corporation. In either case, that election shall be made on a form provided for that purpose by the Corporation or any transfer

agent for the Series A Stock. If the election is not made at or by such time, the fractional interest to which such person is entitled shall be sold.
(iii). Such purchase or sale shall be effected by a transfer agent for the Series A Stock acting as agent for the person entitled to such fractional interest. The transfer agent shall bill such person for the purchase price of any such fractional interest purchased by it as such agent or shall remit to such person the proceeds from the sale of any such fractional interest sold by it as such agent. In the case of a purchase, the transfer agent may sell the share to which such person is entitled if payment is not received within 30 days after the mailing of such bill and, after deducting the amount of such bill and any other charges, shall remit the balance, if any, to such person. Fractional interests shall be nontransferable except by or to the transfer agents for the Series A Stock acting as contemplated in this Certificate. For purposes of this paragraph (d), each transfer agent may purchase or sell fractional interests on the basis of market prices of the Common Capital Stock as determined by it and may determine such market prices without actual purchase or sale of shares of Common Capital Stock by it. Purchases and sales of fractional interests by the transfer agents may, in their sole discretion, be set off one against the other on the basis of market prices of the Common Capital Stock as determined by them. Market prices of the Common Capital Stock shall, for purposes of this paragraph (d), be determined without reference to paragraphs (a) and (b) of this Section 10.
(iv). Fractional interests in shares of Common Capital Stock shall not be entitled to voting rights or dividends or to any other rights, except as expressly stated in this paragraph (d).
11. Effect of Deposit of Funds. If, on or after the redemption date in the case of any redemption, or on or after the date fixed for distribution in the case of any payment of the Voluntary Liquidation Price:
(a). the funds necessary for such redemption or payment have been deposited with any transfer agent for the Series A Stock, in trust to be applied to such redemption or payment; or
(b). if shares of Common Capital Stock are required for purposes of such redemption or payment, such shares of Common Capital Stock have been duly reserved or set aside by the Corporation to be applied as described above and all necessary authority in respect of them has been conferred on the transfer agents and registrars for the Common Capital Stock and the transfer agents and registrars for the Series A Stock;
then at the close of business on the redemption date or on the date fixed for distribution, as the case may be (or on such later date as the action described in paragraph (a) or (b) above has been taken), all rights of the holders of the shares of Series A Stock noticed for such redemption or entitled to receive the Voluntary Liquidation Price, as the case may be, shall forthwith cease and terminate, excepting only the right of such holders to receive the Redemption Price or the Voluntary Liquidation Price for such shares, plus declared and unpaid dividends on such shares to the extent provided in this Subpart B, but without interest, and such shares of Series A Stock shall no longer be deemed outstanding. In case the holders of such shares of Series A Stock called for redemption in cash or entitled to receive the Voluntary Liquidation Price in cash, as the case may be, shall not, at the end of one year from the redemption date for the date fixed for distribution, as the case may be, have claimed any funds deposited with the transfer agent for the Series A Stock as described above, such transfer agent shall thereupon pay over to the Corporation such unclaimed funds, and such transfer agent shall thereafter be relieved of all responsibility in that respect to such holders and such holders shall look only to the Corporation for payment of the Redemption Price or Voluntary Liquidation Price. Any interest earned on funds set aside or deposited pursuant to this Section 11 shall be paid to the Corporation from time to time.
12. Priority in Respect of New Stock. The Corporation may, at any time or from time to time, create or increase the authorized number of shares of any class or series of stock ranking prior to the Series A Stock, either as to dividends or upon liquidation or otherwise.
13. Record Date for Cash Dividends on Common Capital Stock. So long as any shares of the Series A Stock are outstanding, the Board of Directors of the Corporation, in fixing any record date for determining holders of the Common Capital Stock entitled to receive a cash dividend on such stock, shall not fix a record date which is more than 15 calendar days next following the declaration date of such dividend.
14. Definitions. For all purposes of this Subpart II, except as otherwise expressly provided or unless the context otherwise requires:
(a). "Business day" means any day except one on which banking institutions in the State of Wyoming are lawfully closed.
(b). "Trading day" means any day upon which the auction floor of the New York Stock Exchange is open for business.
Subpart III. Additional Series of Special Stock.

The Board of Directors is hereby authorized, by resolution or resolutions, to establish, out of the unissued shares of Special Stock not then allocated to any series of Special Stock, additional series of Special Stock. Before any shares of any such additional series are issued, the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, by resolution or resolutions, the distinguishing characteristics and the relative rights, preferences, privileges and immunities of the shares of the additional series of Special Stock, to the extent not inconsistent with the provisions of this Article Eight. Without limiting the generality of the above, the Board of Directors may fix and determine:

1. The designation of such series, the number of shares which shall constitute such series and the par value, if any, of such shares;
2. The rate of dividend, if any, payable on shares of such series;
3. Whether the shares of such series shall be cumulative, noncumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;
4. Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which series of such series may be redeemed;
5. The amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation;
6. The sinking fund provisions, if any, for the redemption of shares of such series;
7. The voting rights, if any, of the shares of such series;
8. The terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Corporation of any other class or series;
9. Whether the shares of such series are to be preferred over shares of capital stock of the Corporation of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Corporation, or otherwise; and
10. Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of this Article Eight.

D. Except as provided in this Certificate of Incorporation (including the resolutions adopted by the Board of Directors pursuant to Section B of this Article Eight), each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by him or her.

E. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, but subject to the provisions of any resolutions of the Board of Directors adopted pursuant to this Article Eight creating any series of Preferred Stock or any other class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, outstanding shares of Common Stock, Preferred Stock or any other class or series of stock of the Corporation (other than the Series A Stock), shall always be subject to redemption by the Corporation, by action of the Board of Directors, if in the judgment of the Board of Directors such action should be taken, pursuant to Section 151(b) of the GCL or any other applicable provision of law, to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Corporation or any Subsidiary to conduct any portion of the business of the Corporation or such Subsidiary, which license or franchise is conditioned upon some or all of the holders of the Corporation's stock of any class or series possessing prescribed qualifications. The terms and conditions of such redemption shall be as follows:

(a). the redemption price of the shares to be redeemed pursuant to this Section E of Article Eight shall be equal to the Fair Market Value of such shares;

(b). the redemption price of such shares may be paid in cash, Redemption Securities or any combination of them;

(c). if less than all the shares held by Disqualified Holders are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors, which may include selection first of the most recently purchased shares, selection by lot or selection in any other manner determined by the Board of Directors;

(d). at least 30 days' written notice of the Redemption Date shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder), provided that the Redemption Date may be the date on which written notice shall be given to record holders if the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

(e). from and after the Redemption Date, any and all rights of whatever nature, which may be held by the owners of shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and they shall from that time onward be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(f). such other terms and conditions as the Board of Directors shall determine.

For purposes of this Section E of Article Eight:
(i). "Disqualified Holder" shall mean any holder of shares of stock of the Corporation of any class (or classes) or series whose holding of such stock, either individually or when taken together with the holding of shares of stock of the Corporation of any class (or classes) or series by any other holders, may result, in the judgment of the Board of Directors, in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by the Corporation or any Subsidiary to conduct any portion of the business of the Corporation or any Subsidiary.
(ii). "Fair Market Value" of a share of the Corporation's stock of any class or series shall mean the average Closing Price for such a share for each of the 45 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to paragraph (d) of this Section E of Article Eight; provided, however, that if shares of stock of such class or series are not traded on any securities exchange or in the over-the-counter market, "Fair Market Value" shall be determined by the Board of Directors in good faith; and provided further, however, that "Fair Market Value" as to any shareholder who purchased any stock of the class (or classes) or series subject to redemption within 120 days of a Redemption Date need not (unless otherwise determined by the Board of Directors) exceed the purchase price paid by him or her for any stock of such class (or classes) or series of the Corporation. "Closing Price" on any day means the reported closing sale price or, in case no such sale takes place, the average of the reported closing bid and asked prices on the Composite Tape for the New York Stock Exchange-Listed Stocks, or, if stock of the class or series in question is not quoted on such Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing sales price or bid quotation for such stock on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such prices or quotations are available, the fair market value on the day in question as determined by the Board of Directors in good faith.
(iii). "Redemption Date" shall mean the date fixed by the Board of Directors for the redemption of any shares of stock of the Corporation pursuant to this Section E of Article Eight.
(iv). "Redemption Securities" shall mean any debt or equity securities of the Corporation, any Subsidiary or any other corporation, or any combination of them, having such terms and conditions as shall be approved by the Board of Directors and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board of Directors (which may be a firm which provides other investment banking, brokerage or other services to the Corporation), has a value, at the time notice of redemption is given pursuant to paragraph (d) of this Section E of Article Eight, at least equal to the Fair Market Value of the shares to be redeemed pursuant to this Section E of Article Eight (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).
(v). "Subsidiary" shall mean any corporation more than 50% of whose outstanding stock entitled to vote generally in the election of directors is owned by the Corporation, by one or more Subsidiaries or by the Corporation and one or more Subsidiaries.
in the election of directors, voting together as a single class.
director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.
Notwithstanding the above, whenever the holders of any one or more classes or series of Preferred Stock or Special Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the applicable terms of this Certificate of Incorporation (including the resolutions of the Board of Directors pursuant to Article Eight), and such directors so elected shall not be divided into classes pursuant to this Article Sixth unless expressly provided by such terms. The Board of Directors, with a special meeting can determine the items marked with a

Nine Article: Powers and duties of directors.

In furtherance and not in limitation of the powers granted by the laws of the State of Wyoming, the board of directors is expressly authorized:
A. The Board of Directors shall have the power to make, adopt, alter, amend, change or repeal the Bylaws of the Corporation by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.
B. Shareholders may not make, adopt, alter, amend, change or repeal the Bylaws of the Corporation except upon the affirmative vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

Tenth Article
The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which shall consist of not less than three nor more than seventeen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At the ***2014*** annual meeting of shareholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding annual meeting of shareholders, beginning in ***2014***, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.
Notwithstanding the above, whenever the holders of any one or more classes or series of Preferred Stock or Special Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the applicable terms of this Certificate of Incorporation (including the resolutions of the Board of Directors pursuant to Article Fourth), and such directors so elected shall not be divided into classes pursuant to this Article Sixth unless expressly provided by such terms. Other duties and powers of directors

1. To fix and determine and vary from time to time the amount of working capital and reserve funds of the corporation; to determine whether any and, if any, what part of the net profits of the corporation or of its surplus or of its net assets in excess of its capital shall be declared in dividends and paid to the shareholders, subject, however, to the provisions of Article Nine of these Articles, and to direct and determine the use and disposition of any such net profits or of any such surplus or of any such net assets in excess of capital.

2. To set apart out of any of the assets of the corporation available for dividends on any class of stock of the corporation a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.
3. To determine, from time to time, to the extent now or in the future permitted by the laws of the state of Wyoming, whether and to what extent, and at what times and places and under what conditions and regulations, the accounts, books and records of the corporation (other than the stock ledger) or any of them shall be open to the inspection of the shareholders and no shareholder shall have any right to inspect any

account, book, document, or record of the corporation, except as conferred by the laws of the state of Wyoming, unless otherwise authorized by resolution of the board of directors of the corporation.
4. From time to time, to the extent now or in the future permitted by the laws of the state of Wyoming, to sell, lease, exchange, or otherwise dispose of any part of the property and assets of the corporation which the board of directors shall deem it expedient and for the best interests of the corporation to dispose of, or disadvantageous to continue to own, without assent of the shareholders by vote or otherwise; and, pursuant to the written consent of the holders of a majority of the shares of stock issued and outstanding having voting power, or pursuant to the affirmative vote of the holders of a majority of stock issued and outstanding having voting power, given at a shareholders' meeting duly called for that purpose, the board of directors shall have power and authority, pursuant to action taken at any meeting of the board of directors (whether a regular or special meeting and whether or not notice of that purpose shall have been given prior to the meeting), to sell, lease or exchange all of the property and assets of the corporation, including, if the board of directors shall so desire, its good will and its corporate franchises, for such consideration and upon such terms and conditions as the board of directors shall deem expedient and for the best interests of the corporation.
5. To remove at any time, for cause or without cause, any officer or employee of the corporation, or to confer such power on any committee or officer; provided, however, that any officer elected or appointed by the board of directors may be removed only by the affirmative vote of a majority of the board of directors then in office.

Eleventh Article:
Special meetings of the shareholders of the Corporation, for any purpose or purposes, may only be called at any time by a majority of the entire Board of Directors or by either the Chairperson or the President of the Corporation.

Twelfth Article:
No shareholder action may be taken except at an annual or special meeting of shareholders of the Corporation and shareholders may not take any action by written consent in lieu of a meeting.

Thirteenth Article:
In addition to any affirmative vote required by law or this Certificate of Incorporation (including any resolutions of the Board of Directors pursuant to Article Eight) or the Bylaws of the Corporation, and except as otherwise expressly provided in Section B of this Article Thirteen, a Business Combination (as defined below) with, or proposed by or on behalf of, any Interested Shareholder (as defined below) or any Affiliate or Associate (as defined below) of any Interested Shareholder or any person who thereafter would be an Affiliate or Associate of such Interested Shareholder shall require the affirmative vote of (i) not less than 75% of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock (as defined below), voting together as a single class and (ii) not less than a majority of the votes entitled to be cast by holders of all the then outstanding Voting Stock, voting together as a single class, excluding Voting Stock beneficially owned by such Interested Shareholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified by law or in any agreement with any national securities exchange or otherwise.
B. The provisions of Section A of this Article thirteen shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of this Certificate of Incorporation (including any resolutions of the Board of Directors pursuant to Article Fourth) or the Bylaws of the Corporation, or any agreement with any national securities exchange, if all of the conditions specified in either of the following Paragraphs 1 or 2 are met or, in the case of a Business Combination not involving the payment of consideration to the holders of the Corporation's outstanding Capital Stock (as defined below), if the condition specified in the following Paragraph 1 is met:
1. The Business Combination shall have been approved, either specifically or as a transaction which is in an approved category of transactions, by a majority (whether such approval is made prior to or subsequent to the acquisition of, or announcement or public disclosure of the intention to acquire, beneficial ownership of the Voting Stock that caused the Interested Shareholder to become an Interested Shareholder) of the Continuing Directors (as defined below).
2. All of the following conditions shall have been met:

a. The aggregate amount of cash and the Fair Market Value (as defined below), as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest amount determined under clauses (i) and (ii) below:
(i). (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any share of Common Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of Common Stock (x) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (y) in the transaction in which it became an Interested Shareholder, whichever is higher, in either case as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to Common Stock; and

(ii). the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date"), whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to Common Stock.
The aggregate amount of cash and the Fair Market Value, as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of shares of each class or series of outstanding Capital Stock, other than Common Stock, shall be at least equal to the highest amount determined under clauses (i), (ii) and (iii) below:
(i). (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any share of such class or series of Capital Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of such class or series of Capital Stock (x) within the two-year period immediately prior to the Announcement Date or (y) in the transaction in which it became an Interested Shareholder, whichever is higher, in either case as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock;
(ii). the Fair Market Value per share of such class or series of Capital Stock on the Announcement Date or on the Determination Date, whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock; and
(iii). (if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Capital Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, regardless of whether the Business Combination to be consummated constitutes such an event.
The provisions of this Paragraph 2(b) shall be required to be met with respect to every class or series of outstanding Capital Stock, whether or not the Interested Shareholder has previously acquired beneficial ownership of any shares of a particular class or series of Capital Stock.
c. The consideration to be received by holders of a particular class or series of outstanding Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Stock. If the consideration so paid for shares of any class or series of Capital Stock varied as to form, the form of consideration for such class or series of Capital Stock shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of Capital Stock previously acquired by the Interested Shareholder.
d. After the Determination Date and prior to the consummation of such Business Combination: (i) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date for such payment any full periodic dividends (whether or not cumulative) payable in accordance with the terms of any outstanding Capital Stock; (ii) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any stock split, stock dividend or subdivision of the Common Stock), except as approved by a majority of the Continuing Directors; (iii) there shall have been an increase in the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (iv) such Interested Shareholder shall not have become the beneficial owner of any additional shares of Capital Stock

except as part of the transaction that results in such Interested Shareholder becoming an Interested Shareholder and except in a transaction that, after giving effect to it, would not result in any increase in the Interested Shareholder's percentage beneficial ownership of any class or series of Capital Stock.
e. A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations under it (the "Act") (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all shareholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). The proxy or information statement shall contain on its first page, in a prominent place, any statement as to the advisability (or inadvisability) of the Business Combination that the Continuing Directors, or any of them, may choose to make and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or not) of the terms of the Business Combination from a financial point of view to the holders of the outstanding shares of Capital Stock other than the Interested Shareholder and its Affiliates or Associates, such investment banking firm to be paid a reasonable fee for its services by the Corporation.

f. Such Interested Shareholder shall not have made any major change in the Corporation's business or equity capital structure without the approval of a majority of the Continuing Directors.
C. The following definitions shall apply with respect to this Article Ninth:
1. The term "Business Combination" shall mean:
a. any merger or consolidation of the Corporation or any Subsidiary (as defined below) with (i) any Interested Shareholder or (ii) any other company (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Shareholder; or
b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase or sell, agreement to pay, extension of credit, joint venture participation or other arrangement (in one transaction or a series of transactions) with or for the benefit of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder involving any assets, securities or commitments of the Corporation, any Subsidiary or any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder which (except for any arrangement, whether as employee or consultant or otherwise, other than as director, pursuant to which any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder shall, directly or indirectly, have any control over or responsibility for the management of any aspect of the business or affairs of the Corporation, with respect to which arrangement the value test set forth below shall not apply), together with all other such arrangements (including all contemplated future events), has an aggregate Fair Market Value and/or involves aggregate commitments of $100,000,000 or more or constitutes more than 5 percent of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or 5 percent of the shareholders' equity (in the case of transactions in capital stock) of the entity in question (the "Substantial Part"), as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the shareholders of the Corporation would be required to approve or authorize the Business Combination involving the assets, securities and/or commitments constituting any Substantial Part; or
c. the adoption of any plan or proposal for the liquidation or dissolution of the Corporation or for any amendment to the Corporation's Bylaws; or
d. any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Capital Stock, or any securities convertible into Capital Stock or into equity securities of any Subsidiary, that is beneficially owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or
e. any agreement, contract or other arrangement providing for any one or more of the actions specified in the above clauses (a) to (d).
2. The term "Capital Stock" shall mean all capital stock of the Corporation authorized to be issued from time to time under Article Eight of this Certificate of Incorporation, and the term "Voting Stock" shall mean all Capital Stock which by its terms may be voted on all matters submitted to shareholders of the Corporation generally.

3. The term "person" shall mean any individual, firm, company or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Stock.

4. The term "Interested Shareholder" shall mean any person (other than the Corporation or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (a) is, or has announced or publicly disclosed a plan or intention to become, the beneficial owner of Voting Stock representing ten percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock; or (b) is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Voting Stock representing ten percent or more of the votes entitled to be cast by holders of all then outstanding shares of Voting Stock.

5. A person shall be a "beneficial owner" of any Capital Stock (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or (c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock. For the purposes of determining whether a person is an

Interested Shareholder pursuant to Paragraph 4 of this Section C, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this Paragraph 5 of Section C, but shall not include any other shares of Capital Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6. The terms "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Act as in effect on the date that Article Ninth is approved by the Board (the term "registrant" in Rule 12b-2 meaning in this case the Corporation).

7. The term "Subsidiary" means any company of which a majority of any class of equity security is beneficially owned by the Corporation, provided, however, that for the purposes of the definition of Interested Shareholder set forth in Paragraph 4 of this Section C, the term "Subsidiary" shall mean only a company of which a majority of each class of equity security is beneficially owned by the Corporation.

8. The term "Continuing Director" means any member of the Board of Directors of the Corporation (the "Board of Directors"), while such person is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and was a member of the Board of Directors prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director while such successor is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

9. The term "Fair Market Value" means (a) in the case of cash, the amount of such cash; (b) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (c) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

10. In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in Paragraphs 2.a and 2.b of Section B of this Article Thirteen shall include the shares of Common Stock and/or the shares of any other class or series of Capital Stock retained by the holders of such shares.

D. A majority of the Continuing Directors shall have the power and duty to determine for the purposes of this Article Ninth, on the basis of information known to them after reasonable inquiry, all questions arising under this Article Ninth including, without limitation, (a) whether a person is an Interested Shareholder, (b) the number of shares of Capital Stock or other securities beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether a Proposed Action (as defined below) is with, or proposed by, or on behalf of, an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder, (e) whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $? Or more, and (f) whether the assets or securities that are the subject of any Business Combination constitute a Substantial Part. Any such determination made in good faith shall be binding and conclusive on all parties.

E. Nothing contained in this Article thirteen shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

F. The fact that any Business Combination complies with the provisions of Section B of this Article Ninth shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors, or any member of the Board, to approve such Business Combination or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member of the Board, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

G. For the purpose of this Article thirteen, a Business Combination or any proposal to amend, repeal or adopt any provision of this Restated Certificate of Incorporation inconsistent with this Article Thirteen (collectively, "Proposed Action") is presumed to have been proposed by, or on behalf of, an Interested Shareholder or a person who thereafter would become such if (1) after the Interested Shareholder became such, the Proposed Action is proposed following the election of any director of the Corporation who with respect to such Interested Shareholder, would not qualify to serve as a Continuing Director or (2) such Interested Shareholder, Affiliate, Associate or person votes for or consents

to the adoption of any such Proposed Action, unless as to such Interested Shareholder, Affiliate, Associate or person, a majority of the Continuing Directors makes a good faith determination that such Proposed Action is not proposed by or on behalf of such Interested Shareholder, Affiliate, Associate or person, based on information known to them after reasonable inquiry.

H. Notwithstanding any other provisions of this Restated Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Restated Certificate of Incorporation or the Bylaws of the Corporation), any proposal to amend, repeal or adopt any provision of this Restated Certificate of Incorporation inconsistent with this Article Ninth which is proposed by or on behalf of an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder shall require the affirmative vote of the (i) holders of not less than 75% of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock, voting together as a single class, and (ii) the holders of not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock, voting together as a single class, excluding Voting Stock beneficially owned by such Interested Shareholder, provided, however, that this Section H shall not apply to, and such vote shall not be required for, any amendment, repeal or adoption unanimously recommended by the Board of Directors if all of such directors are persons who would be eligible to serve as Continuing Directors within the meaning of Section C, Paragraph 8 of this Article Thirteen.

Fourteenth Article:

A. Subject to Section C of this Article Fourteen, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

B. Subject to Section C of this Article Fourteen , the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

C. Any indemnification under this Article Fourteen (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because that person has met the applicable standard of conduct set forth in Section A or Section B of this Article Fourteen, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) where such a quorum is not obtainable, or, even where obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders. To the extent, however, that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section A or Section B of this Article Fourteen, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in that connection, without the necessity of authorization in the specific case.

D. For purposes of any determination under Section C of this Article Fourteen, a person shall be deemed to have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if the person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to the person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section D of Article Fourteen shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section D shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections A or B of this Article Fourteen, as the case may be.

E. Notwithstanding any contrary determination in the specific case under Section C of this Article Fourteen, and notwithstanding the absence of any determination thereunder, any director, officer, employee or agent may apply to any court of competent jurisdiction in the ***State of Wyoming*** for indemnification to the extent otherwise permissible under Sections A and B of this Article Tenth. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standards of conduct set forth in

Sections A or B of this Article Fourteen, as the case may be. Notice of any application for indemnification pursuant to this Section E of Article Fourteen shall be given to the Corporation promptly upon the filing of such application.
F. Expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation as authorized in this Article fourteen .
G. The indemnification provided by this Article Tenth shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, contract, vote of shareholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections A and B of this Article Fourteen shall be made to the fullest extent permitted by law. The provisions of this Article fourteen shall not be deemed to preclude the indemnification of any person who is not specified in Sections A or B of this Article Fourteen but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Wyoming, or otherwise. The indemnification provided by this Article Fourteen shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.
H. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that person's status as such, whether or not the Corporation would have the power or the obligation to indemnify that person against such liability under the provisions of this Article Tenth.
I. For purposes of this Article Fourteen, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article fourteen with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued. It is important to note that by a special board meeting a shareholder who has been hostile, or is not in the best interest of the Company, the board can cancel the shares and buy back the shares at appraised value.

Fifteenth Article:

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its shareholders or any class of them, any court of equitable jurisdiction within the State of Wyoming may, on the application in a summary way of this Corporation or of any creditor or shareholder of this Corporation or on the application of any receiver or receivers appointed for this Corporation under the provisions of Wyoming Corporation Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Wyoming Corporation Code, order a meeting of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the compromise or arrangement and the reorganization shall, if sanctioned by the court to which the application has been made, be binding on all the creditors or class of creditors, and/or on all the shareholders or class of shareholders, of this Corporation, as the case may be, and also on this Corporation.

Sixteenth Article:
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or in the future prescribed by statute, and all rights conferred upon shareholders in this Certificate of Incorporation are granted subject to this reservation.

Seventeen Article: Duration of the Corporation; Perpetual

Eighteenth Article:
Certain intellectual properties remain the property of MR. Scott P. Meyer, including trademarks, patents, copyrights, software, training and operational manuals. All affiliate, franchise, joint venture and licensing documents are the sole property of Mr. Meyer. The Company RRR will compensate Mr. Meyer accordingly.

Nineteenth Article: Subject to Board approval is a five to ten year financial engineering plan.

.The total number of shares of stock which the Corporation shall have authority to issue is 300,000,000, consisting of 100,000,000shares of Common Stock, par value $.0001per share (the "Common Stock"),100,000,000 shares of Preferred Stock, par value $.0001per share (the "Preferred Stock"), and 100,000,000shares of Special Stock, par value $.0001 per share (the "Special Stock").

Rapid Restoration and Remodel Inc. a Wyoming Corp.

EQUITY ISSUES AUTHORIZED

1. Common Shares	100,000,000	par value .0001 per share
2, Preferred Shares	100,000,000	par value .0001 per share
3. Special Class Issue	100,000,000	par value .0001 per share

DEBT ISSUES AUTHORIZED

	term	Interest	units	total issue	unit price
1. two year bond	2 year	9%	1000	10,000,000	$10,000
2. five year bond	5 years	9.25%	1000	10,000,000	$10,000
3. ten year bond	10 year	9.50%	1000	10,000,000	$10,000

Zero Coupon bonds:

1. 6 year Zero	-	yield 9%	1000	4,000,000
2. 10 year Zero		yield 9.25%	1000	4,000,000
3, 12 year Zero		yield 10%	1000	4,000,000

Convertible bond (Common Share Warrants) 6 year term.

$100,000 per bond: Total Issue $2,000,000 Bonds pay 8% interest per year.

Warrants purchasing 4,000,000 of shares common stock for 50 cents per share four million Shares held in Trust

Regulation A Registration:

1,000,000 shares of Special Class or Common Shares at $5.00 per share.

$500,000 of the offering will be escrowed in an interest bearing account from 7% or more with A recognized lender or institution or in a Special Purpose Entity holding rated, registered, or asset backed bonds At the end of the agreed upon term the investor can resell his shares for a percentage of the purchase price + his share of the interest accrued.

Private Placement 506D
Regulation A

Nevada Limited Partnership (NLP) with 10 partners
All Additional or future financial engineering is subject to the board of directors approval

Twentieth Article:
The Corporation may elect to organized an affiliate Limited Liability limited
Partnership (LLLP) in the State of Nevada. This entity is only for research and development only. All funds or investment capital will be for that purpose. The LLLP will have warrants to Purchase 3,600,000 shares of stock anytime within 6 years at a price to be agreed upon. The LLLP will
Participate in the royalty pool of the Corporation (Income Stream) equal to 20% of the royalties received, less expenses.

Twenty- First Article:
The Corporation, at its election may elect to initiate a U-7 Registration in various states
Shares of common stock at $5.00 per share, 200,000 shares of common Stock at $5.00 per share. The Corporation may elect to file this offering in other states that accept U-7 registrations. The Corporation may elect to do other types of registrations both private and public.

Twenty- Second Article:

Purchase or cancellation of shares or debt from hostile shareholder, its agent, or its entity etc. The Board of Directors may at its option cancel or purchase shares from anyone or entity if that entity Jepology the integrity of the Corporation, Its board of directors, its officer's, management, or its products or services. This hostile Behavior can be any unlawful criminal or civil acts such as securities fraud, violations of the FCPA, MLAT treaty Violations, frivolous lawsuits or lawsuits effecting the financial condition of the Corporation or its shareholders. In the event of cancellation of shares, the board of Directors will purchase the shares at present day value or value 6 months prior, whatever less. The terms are For 1 to 10 years paying 2 % interest. In addition the hostile shareholder is removed from any Office held, officer, director, management, advisor etc. without notice

Twenty- Third Article:
The Corporation is organizing a qualified board of advisors to assist the Members of the Corporation Board. The requirements, duties etc. is further stated in the Corporation by- laws

Twenty- Fourth Article:
The articles of Incorporation include the following disclaimer. The Incorporator is not an attorney nor does he represent himself as one.

WITNESS WHEREOF, the undersigned has executed these Articles of

Incorporation this 22 day of June, 2013.

James A. Wepplo ______________________
Incorporator
1713 Guthrie Dr.
Las Vegas NV. 89117
Phone 702-274-6152

BY-LAWS: RAPID RESTORATION ANS REMODEL INC.

Section 1. Office The registered office shall be in the County of Laramie in the State of Wyoming

The corporation may also have offices at such other places within and without the State, as the Board of Directors may determine or as the business of the corporation may require.

Article 1

Stockholder Meetings: 6633 West Mill Road Milwaukee Wi.53218

Section 1. General.

Meetings of the stockholders shall be held at such a place within or without the State as is designated by the Board of Directors.

Section 2. Annual Meeting.

The annual meeting of the stockholders, commencing with the year of Incorporation shall be held on July 15 of each year at 2 PM at the then Corporate Headquarters unless it is a legal holiday, then it will be held on the next business day following.

Any change to the above shall be designated by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote the Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least twenty (20) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least twenty (20) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 3. Special Meetings.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the corporation may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten (IO) or more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4. Quorum.

The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, shall have power to adjourn the meeting to a future date at which a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. Notice need not be given of the adjourned meeting if the time and place are announced at the meeting in which the adjournment occurs. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Voting.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate, a different vote is required in which case such express provision shall govern and control the decision of such question. Unless otherwise provided in the Certificate or by statute, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after two years from its date, unless the proxy provides for a longer period. Every proxy shall be revocable by the stockholder executing it, except where an irrevocable proxy is permitted by statute.

Section 6. Written Consent.

Unless otherwise provided in the Certificate, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and to the Secretary of the corporation. Any such consent shall be filed with the minutes of the corporation.

ARTICLE 2

BOARD OF DIRECTORS

Section 1. Management and Number.

The property, business and affairs of the corporation shall be controlled and managed by a Board of Directors. The number of directors to constitute the first Board of Directors is three (3) and such number may be increased or decreased by future action of the Board of Directors. Its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts, shall manage the business of the corporation and things as are not by statute or by the Certificate or by these bylaws directed or required to be exercised or done by the stockholders.

Section 2. Vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), then the appropriate court of the State may, upon application of any stockholder or stockholders having at least ten (10%) percent of the total number of shares then outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships or to replace directors chosen by the directors then in office.

Section 3. Locations.

The Board of Directors of the corporation may hold meetings, both regular and special, at any place convenient for them. If the meeting location is under dispute, for any reason whatsoever, it shall occur at the then headquarters of the Company.

Section 4. First Meeting.

The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 5. Regular Meetings.

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors themselves.

Section 6. Special Meetings.

Special meetings of the Board of Directors may be called by the President on two days' notice to each director, either personally or by mail or by fax, setting forth the time, place and purpose of the meeting. The President or Secretary shall call special meetings in like manner and on like notice on the written request of any two directors. These meetings may be held by video or telephone conference call.

Section 7. Quorum.

At all meetings of the Board of Directors, a majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may otherwise be specifically provided by statute or by the Certificate. If a quorum shall not be present at any meeting of the Board of Directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8. Action by Consent.

Unless otherwise restricted by the Certificate, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if a majority of the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 9. Committees, Membership, Powers.

The Board of Directors may, by resolution passed by a majority of the Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate; adopting an agreement of merger or consolidation; recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets; recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution; amending the bylaws of the corporation; or increasing or decreasing the membership of the Board of Directors; and, unless the resolution or the Certificate expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 10. Committee Meeting Minutes.

Each committee shall appoint a secretary of each meeting and keep regular minutes of its meetings and report the same to the Board of Directors.

Section 11. Compensation of Directors.

Unless otherwise restricted by the Certificate, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation in that regard. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE 3

NOTICES

Section 1. Notices.

Whenever, under the provisions of the statutes or of the Certificate or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder at their address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the US mail. Notice to directors may also be given by fax or a recognized over- night delivery service such as FedEx.

Section 2. Waivers.

Whenever any notice is required to be given under the provisions of the statutes or of the Certificate or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed the equivalent.

ARTICLE 4

OFFICERS

Section 1. Designations.

The Board of Directors shall choose the officers of the corporation and there shall be a Chairman of the Board of Directors, a President, a Secretary, and a Treasurer. The Board of Directors may also choose additional Vice Presidents, and one or more Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless applicable law, the Certificate or these bylaws otherwise require.

Section 2. Term Removal.

The Board of Directors at its first meeting and after each annual meeting of stockholders shall elect a Chairman of the Board of Directors, choose a President, a Secretary, and a Treasurer. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board of Directors. The officers of the corporation shall hold office until their successors are chosen. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority if the Board of Directors. The Board of Directors shall fill any vacancy occurring in any office of the corporation.

Section 3. Salaries.

The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors. Any payments made to an officer of the corporation as compensation, salary, commission, bonus, interest, or rent, or in reimbursement of entertainment or travel expense incurred by said officer, shall be, to the greatest extent practical, a deductible expense of the corporation for federal and state income tax purposes.

Section 4. The Chairman of the Board of Directors.

The Chairman of the Board of Directors (if one shall be elected by the Board of Directors) shall preside at all meetings of the shareholders and at all meetings of the Board of Directors. The Chairman shall perform all the duties incident to the office of Chairman of the Board of Directors and such other duties as the Board of Directors determine or as may be prescribed by these bylaws. In the absence of the President, the Chairman shall be the CEO and acting President of the corporation.

Section 5. The President & CEO.

The President shall be the chief executive (CEO), shall have general supervision of the business and finances of the corporation, shall see that all orders and resolutions of the Board of Directors are carried into effect and shall, in the absence of the Chairman of the Board of Directors, preside at all meetings of the shareholders and directors. The President may execute all bonds, deeds, mortgages, conveyances, contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law otherwise to be signed or executed. The President shall have the power to appoint, determine the duties and fix the compensation of such agents and employees as in his judgment may be necessary or proper for the transaction of the business of the corporation. In general, the President shall perform all duties incident to the office of President and such other duties as may from time to time be assigned to him by the Board of Directors. The Board of Directors may confer like power on any other person or persons, except those that by statute are conferred exclusively on the President.

Section 6. The Corporate Vice Presidents.

The Corporate Vice Presidents shall perform such duties as shall be assigned to them and shall exercise such powers as may be granted to them by the Board of Directors or by the President of the corporation. In the absence of the President and the Chairman of the Board of Directors, the Corporate Vice Presidents, in order of their seniority, may perform the duties and exercise the powers of the President with the same force and effect as if performed by the President and shall generally assist the President and shall perform the duties and have the powers prescribed by the Board of Directors from time to time.

Section 7. The Secretary.

The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he or she shall be. The Secretary shall have custody of the corporate seal of the corporation and he or she, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 8. Assistant Secretary.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time to prescribe.

Section 9. The Treasurer.

The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the corporation.

Section 10. Assistant Treasurer.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE 5

CERTIFICATES OF STOCK

Section 1. Certificates of Stock.

Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by the Chairman of the Board of Directors, or the President or a Vice President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 2. Lost Certificate.

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3. Transfers of Stock.

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Fixing Record Date.

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholder of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Registered Stockholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State.

ARTICLE 6

GENERAL PROVISIONS

Section 1. Dividends.

Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate.

Section 2. Reserves.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves for working capital, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. Annual Statement.

The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

Section 4. Checks and Deposits.

Such officer shall sign all checks or demands for money and notes of the corporation or officers or such other person or persons as the Board of Directors may from time to time designate. All funds of the corporation not otherwise employed may be deposited to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may from time to time select.

Section 5. Fiscal Year.

The fiscal year of the corporation end on December 31 of each year unless otherwise fixed by a resolution of the Board of Directors.

Section 6. Seal.

The corporate seal shall have inscribed thereon the name of the corporation, the year of incorporation.

ARTICLE 7

AMENDMENTS

Section 1. Amendments.

These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.

ARTICLE 8

INDEMNIFICATION AND INSURANCE

Section 1. Indemnification.

A. The corporation shall indemnify to the full extent authorized or permitted by the general corporation law of the State, as now in effect or as hereafter amended, any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigate, including an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or serves or served any other enterprise as such at the request of the corporation.

B. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such persons may be entitled apart from this Article IX. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2. Insurance.

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the general corporation law of the State.

Secretary of Corporation
Inc.

Acknowledged by Rapid Restoration & Remodel
Vice President Zulima Murgado

President: Scott Meyer

seal

Date: July 15, 2013

STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that according to the records of this office,

Rapid Restoration and Remodel Inc

is a

Profit Corporation

formed or qualified under the laws of Wyoming did on **July 12, 2013**, comply with all applicable requirements of this office. Its period of duration is Perpetual. This entity has been assigned entity identification number **2013-000646910**.

This entity is in existence and in good standing in this office and has filed all annual reports and paid all annual license taxes to date, or is not yet required to file such annual reports; and has not filed Articles of Dissolution.

I have affixed hereto the Great Seal of the State of Wyoming and duly generated, executed, authenticated, issued, delivered and communicated this official certificate at Cheyenne, Wyoming on this 25th day of September, 2013 at 5:34 AM. This certificate is assigned 014411926.

GREAT SEAL OF THE STATE OF WYOMING

Max Maxfield
Secretary of State

Notice: A certificate issued electronically from the Wyoming Secretary of State's web site is immediately valid and effective. The validity of a certificate may be established by viewing the Certificate Confirmation screen of the Secretary of State's website http://wyobiz.wy.gov and following the instructions displayed under Validate Certificate.

MINUTES OF FIRST METTING OF THE BOARD OF DIRECTORES
WAIVER OF NOTICE
FIRST MEETING OF THE BOARD OF DIRECTORS

RAPID RESTORATION AND REMODEL INC. (RRR)

WE, THE UNDERSIGNED, being the directors elected by the incorporators of the above named corporation, DO HEREBY WAIVE NOTICE of the time, place and purpose of the first meeting of the Board of Directors of said Corporation

We designate the fifteenth day of July 2013 at 2: PM o'clock. As the time and 6633 West Mill Road Milwaukee WI. 54318 as the place of said meeting; the purpose of said meeting being to elect officers, authorize the issue of the capital stock, authorize the purchase of property if necessary for the business of the Corporation, and the transaction of such other business as may be necessary or advisable to facilitate and complete the organization of said Corporation, and to enable it to carry on its contemplated business.

Dated: 7-15-13 let it be known that the authorized shares are
100,000,000 common shares
100,000,000 preferred shares
100,000,000 special issue shares

Issuance of 10,000,000 shares of outstanding common (Balance 90,000,000)
Authorized the issue of:
Scott Meyer: 35 % (3,500,000 common shares) (shareholder Director to be elected)
Zulima Murgado: 35% (3,500,000 common shares)) Shareholder/director to be elected
Jason Fields: Warrants to purchase 50,000 shares of common stock (terms and conditions resolved at August 15, 2013 meeting of the Board of Directors), Director to be elected

Director: Scott Meyer [signature] date 7/15/13

Director: Zulima Murgado [signature] date 7/15/13

Director: Jason Fields: [signature] date 7/15/2013

OFFICAL MINUTES OF FIRST MEETING OF THE BOARD OF DIRECTORS

Rapid Restoration and Remodel Inc.

The first meeting of the Board of Directors was held at 6633 West Mill Road on the 15th day of July 2013 at 2 o'clock P.M.

Present:

Scott Meyer: Director
Zulima Murgado: Director
Jason Fields: Director
Constituting a quorum of the Board

Scott Meyer acted as Chairman was appointed temporary Secretary of the meeting

The Secretary presented and read a waiver of notice of the meeting, signed by all the directors

The minutes of the organization meeting of incorporators were read and approved

The following persons were nominated to the offices set opposite their respective names, to serve for one year and until their successors are chosen and qualify

Scott Meyer: President and Director
Zulima Murgado: Vice President and Director
Jason Fields: Treasurer and Director

All the directors present having voted, the Chairman announced that the aforesaid had been unanimously chosen as said officers, respectively.

The Chairman thereupon took the chair and the Secretary thereupon entered upon the discharge of his duties

Upon motion, duly made, seconded and carried, it was RESOLVED, that the stock certificates of this Corporation shall be in the form submitted at this meeting.

Upon motion, duly made, seconded and carried, it was RESOLVED, that the seal, an impression of which is herewith affixed, be adopted as the Corporate Seal of this Corporation.

Upon motion. duly made, seconded and carried, it was RESOLVED, that the officers of this Corporation to procure corporate books. The Secretary was authorized and directed to procure corporate books

Upon motion, duly made, seconded and carried it was RESOLVED. That the officers of this Corporation be authorized and directed to open a bank account in the name of the Corporation, in accordance with a form of bank resolution attached to the minutes of this meeting.

Upon motion, duly made, seconded and carried it was RESOLVED that the following Corporation acts were approved

1. Approve and accept the Wyoming Articles of Incorporation
2. Approve and accept the Corporation By laws (RRR)
3. Approved the minutes of the organization meeting
4. Approved the attached form 1-A for the issuance of 10,000,000 shares of outstanding common shares
5. To approved form F/S of the 1-A registration
6. Approve Buy Sell agreement between RRR and Scott Meyer and Zulima Murgado

Resolution attached to the minutes of this meeting.

Jason Fields Treasurer reported the following balances on hand of the Corporation

On Hand $10,000

Upon motion, duly made, seconded and carried the following preambles and resolutions were unanimously adopted

WHEREAS; the following offer has been made to the Corporation in consideration of the issuance of full paid and non-assessable outstanding common shares of the Corporation

Scott Meyer: 3,500,000 shares of outstanding common stock for 50% of Horizon Enterprises LLC.
Zulima Murgado: 3,500,000 shares of outstanding common shares for 50% of Horizon Enterprises LLC
Jason Fields: Warrants to purchase 50,000 shares of common stock. (Details described at August 1, 2013, Board of Directors Meeting).

WHEREAS, In the judgment of this Board of Directors of this Corporation said offer is good and sufficient consideration for the shares demanded therefor and necessary for the business of this Corporation.

Now, therefore. Be it RESOLVED. That the aforesaid offer be and is hereby accepted and that the President and Secretary of this Corporation be and they hereby are authorized and directed to execute in the name and on behalf of this Corporation, and under its Corporate Seal, such agreement or agreements as may be necessary in accordance with said offer.

FURTHER RESOLVED, that the President and Secretary be and they hereby are authorized and directed to issue and deliver in accordance with said offer certificates of full paid and non-assessable outstanding shares of this Corporation to the said Offerors.

Upon motion, duty made, seconded and carried, the following preambles and resolutions were unanimously adopted

Now, therefore, be it RESOLVED, that the aforesaid offer be and is hereby accepted and that the proper officers of this Corporation be and they hereby are authorized and directed to execute in the name and on behalf of this Corporation, and under its Corporate Seal, such agreement, copies of which are attached hereto, as may be necessary in accordance with said offer.

Upon motion, duly made, seconded and carried, it was RESOLVED. That in compliance with the laws of the State of Wyoming, this Corporation have and continuously maintain a registered office within the State of Wyoming and have an agent at all times in charge thereof, upon which agent process against this Corporation may be served, and that the books and records of the Corporation shall be available for examination by any stockholder for any proper purpose as provided by law.

Upon motion, duly made, seconded and carried, it was RESOLVED. That the proper officers of the Corporation be and they hereby are authorized and directed on behalf of the Corporation, and under its Corporate Seal, to make and file such certificate, report or other instrument as may be required by law to be filed in any state, territory, or dependency of the United States, or in any foreign country, in which said officers shall find it necessary or expedient to file the same to authorize the Corporation to transact business in such state, territory, dependency or foreign country

Upon motion, duly made, seconded and carried, it was RESOLVED, that the Chief Financial Officer be hereby is authorized to pay all fees and expenses incident to and necessary for the organization of the corporation

There being no further business, the meeting upon adjourned

Scott Meyer ____________ Secretary seal

CORPORATION RESOLUTION

Rapid Restoration and Remodel Inc.

Address: 6633 West Mill Road, Milwaukee WI. 54318

MEMBERS OF THE BOARD

Attending:
1. President: Scott Meyer
2. Vice President: Zulima Murgado
3. Secretary: Scott Meyer
4. Treasurer: Jason Fields

The Board made a motion on behalf of the Corporation, duly made, seconded, and Unanimously approved The following Corporation Acts:

1. Elected the above Board of Directors and the offices they hold.
2. Approved the Corporate seal, stock certificates and to set up the Corporate Books.
3. Authorized the Treasurer and /or the President to open a bank account.
4. Approved the minutes of the organization meeting.
5. Approved the Wyoming Articles of Incorporation and the By-Laws.
6. Approved the 1-A form under Regulation A to issue public shares.
   A. 100,000,000 shares of Common Shares
   B. 100,000,000 shares of Preferred Shares
   C. 100,000,000 shares of Special Issue Shares
7. Approval of F/S document for the Regulation A
8. Further;
   The Board made a motion on behalf of the Corporation, duly made, seconded, and unanimously approved the buy-sell agreement between Horizon Enterprises LLC and Rapid Restoration and Remodel Inc. Horizon Enterprises LLC is to operate as a wholly owned subsidiary of Rapid Restoration and Remodel Inc.

A. Approved exchanging 3,500,000 outstanding common shares to Scott Meyer for 50% of Horizon Enterprises LLC.

B.Approved exchanging 3,500,000 outstanding common shares to Zulima Murgado for 50% of Horizon Enterprises.

And further; The Board made a motion on behalf of the Corporation, duly made, seconded, and unanimously approved the following Corporation Acts

A. Officers and Directors to carry on all official acts of the corporation

B. Pay all fees connected with the organization of the Corporation

C. Approval of filing a Regulation A with the USA Securities Exchange Commission

Resolution Accepted

Date 7-15-13 President 7-15-13 Date Secretary

LLC and C Corporation Buy Sell Agreement

Effective Date July 15, 2013

Between Rapid Restoration and Remodel Inc., further referred to as "[Buyer /.]",

A Wyoming C Corporation

Located at 6633 West Mill Road

,Milwaukee Wisconsin 54318

And Horizon Enterprises LLC.., further referred to as "[Seller]"

A Wisconsin LLC

6633 West Mill Road

Milwaukee Wisconsin 54318

The above mentioned Seller and Buyer conduct business as partners in the Restoration Services Business (further referred to as "Product"), the location of where they jointly conduct business has a mailing address of 6633 West Mill Road Milwaukee Wisconsin 54318 (further referred to as "Business"). The Managing Owners of the above mentioned Business are [Owners] and [Seller] are residents of Wisconsin. The current existing owners of the Business are listed in Exhibit A of this Agreement.

The above mentioned buyer ,Rapid Restoration and Remodel Inc. would like to obtain 100% interest of Sellers Business including its Products, properties, and assets given the terms and conditions put forth in this Agreement and as of the Effective Date that is stated above .Rapid Restoration and Remodel Inc. will pay the Seller a total sum amount of $500,000 which has been described in detail in Exhibit B of this Agreement, and Rapid Restoration and Remodel Inc. describes in this Agreement the terms and conditions of the sale and purchase of the Business and its properties along with assets below. All property that is intellectual in nature or any other rights that are not currently in the Business, however, do belong to the Business are also included in this Agreement and are being transferred to [Rapid Restoration and Remodel Inc.] with the Business.

On the Effective Date, the Seller will sell and transfer to Rapid Restoration and

Remodel Inc. and the buyer will purchase from Seller all rights, title and interest in the Business along with all intellectual property and assets according to the terms and conditions that are put forth in this Agreement. The following Exhibits list out what is included in the above mentioned transaction: Exhibit C lists all Product, Inventory, and Supplies.
Exhibit D lists all Accounts Receivable except those that are listed in Exhibit C.
Exhibit E lists all Office furniture, Office Equipment, Manufacturing Equipment, Computer Equipment, and any other machinery and equipment.
Exhibit F lists out all rights under the contracts, leases, licenses, insurance policies, fidelity or contract bonds, and any other Agreements that are related to the Business.

In addition to the above all rights, title and any other interest in and including all fixtures of the Sell shall be transferred to the Buyer per this Agreement. Including any expenses that are prepaid, charges that are deferred, any claims for refunds and deposits. Also, telephone numbers, service marks, and trade names [specific trade names], trade secrets, Business records and files along with lists that contain current and potential Customers and Vendors, promotional materials, including material with copyrights and all other intangibles.

The Seller shall deliver to the Business's address listed above on or before the Effective Date the following: [List all documents, files, Agreements, records, notices, Membership Certificates, and all papers and assets of any kind that relate to the Business]. [List out any other property and assets of any kind whether personal, real, mixed, tangible or intangible, and wherever it may be located and regardless if it is included in the Business' balance sheet.

The following assets shall be excluded from this contract: [List items to be excluded from this Agreement].

The Buyer will assume from the Seller, as of the Closing Date, only the liabilities and obligations that arise and accrue following the Closing Date of the Sale Transaction. The Buyer takes responsibility for the following: [List the paid sales orders / Agreements for Products that shall be delivered by the Seller to the Buyer at the Closing. Along with the sales Agreements for sales of the Products that are to be delivered by the Seller to the Buyer at the Closing including all commissions that are to be made to the sales personnel of the Seller that arise after the Closing and any vacation rights that are listed in Exhibit F that are to be delivered at the Closing. The documents listed in Exhibit D are a true copy of each and has been provided to the Buyer from the Seller. The Buyer and Seller will both notify the other of any infringements of rights in the Products, Trade Names, and Trademarks that either party discovers. In the event that there are any infringements of any of the rights that are granted to [Rapid Restoration and Remodel Inc.] in this Agreement. The [Rapid Restoration and Remodel Inc.] has the first option to bring action for any infringement on behalf of itself and the Seller, and the Seller will cooperate with [Rapid Restoration and Remodel Inc.] in such action. If the [Rapid Restoration and Remodel Inc.] does bring an action it will be responsible for any expenses that may arise out of such action and will receive any financial sums that are recovered in the action. If the [Rapid Restoration and Remodel Inc.] decides to decline in writing to bring any infringement action, then the Seller has the option and may proceed with action taking full responsibility for any expenses that may arise and may receive and recover any financial sums in the action.

While this agreement is active and in force along with after its expiration or termination, Seller agrees to not disclose Rapid Restoration and Remodel Inc.'s customer lists, trade secrets, or any other confidential material or information. Buyer does hereby agree to take proper security measures to prevent accidental disclosure and or industrial espionage.

For the Non-Disclosure document please see the attached agreement.

If there is a Material Breach by the Seller of a material item of this Agreement and the breach is not addressed and cured within sixty days following a written notice that is delivered to the Seller by the Rapid Restoration and Remodel Inc. Then the business has the right to pursue any remedies at law or financial in nature. Following a resolution of the claim, any amounts that are in escrow including any accrued interest shall be distributed to the Seller following the deductions of any amounts that are required to be paid to the Rapid Restoration and Remodel Inc. as stated in this Agreement. In addition if a cure is not made following sixty days of notice form Buyer to the Seller then the Buyer may terminate this Agreement and may pursue any remedies legal or financial. This Agreement establishes an independent contractor relationship between both parties listed in this Agreement and there is nothing contained in this Agreement that is to be understood as giving either party the power to direct or control the day to day activities of the other. Neither party is an agent, representative or partner of the other party that is listed in this Agreement. Neither party has any right, power, authority to enter into any agreement for or on behalf of the other party. This Agreement is not to be understood as creating an association, joint venture or partnership between the two parties or to impose any liability that arises out of such a relationship. This agreement and the actions that the parties carry out under this Agreement will be governed by and the laws used shall be that of the state of [State]. The parties hereby consent to the jurisdiction and venue of both the federal and state courts within the state of [State]. Each party consents to the service of process in any action that may develop by the mailing of copies by registered or certified mail, with postage prepaid, to the above mentioned parties in this Agreement and this service is to become effective thirty days following such a mailing.

This Agreement including all the attached exhibits comprise the entire Agreement between both parties concerning this transaction and shall replace all prior communications whether they were verbal and or written. There are no representations or statements of any kind that is not expressly stated in this Agreement that will be binding on the above mentioned parties.

All amendments to this Agreement shall be made in writing. No modifications to this Agreement shall be made effective unless they are in writing and signed by a representative of the party against such modification is to be made against. Also, there are no provisions in either party's business forms employed by either party that will supersede the terms and conditions that this Agreement consists of.

Any notice that is required or is permitted by this Agreement is to be given if sent by registered mail with postage prepaid and with a return receipt requested and addressed to the other party found above in this Agreement or another address for which the party gives proper notice for. Delivery shall be deemed effective three days following the deposit with the postal authorities.

In the event that legal action is brought against either party in this Agreement, the prevailing party shall be entitled to recover its costs of enforcement including but not limited to attorney's fees and court costs.

Both parties are of the understanding and acknowledge that any violation of this Agreement may cause the other party harm and damage that may not be recoverable by legal means, and each agrees that the other's remedies for breach of this Agreement may be of financial or legal in nature.

If there is any dispute that relates to the interpretation or performance of this Agreement may be resolved at the request of either party through a binding arbitration process. All arbitration shall be conducted in Cheyanne, Wyoming in accordance with the rules of the American Arbitration Association. Following arbitration the final judgment may be entered by any state or federal court that has jurisdiction over this Agreement.

No failure or delay by either party in exercising any right or remedy that is contained under this Agreement shall operate as a waiver of any such right. In the event that either party is not able to perform any of its obligations under this Agreement or to enjoy any of its benefits due to any act of God, strike, fire, flood, governmental acts, orders or restrictions, Internet system that is not available, miscellaneous system malfunctions or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence of the non-performing party (otherwise known as a "Force Majeure Event"), the party that has been affected shall give notice immediately to the other party and shall use its best efforts to resume performance. Any failure to meet due dates that may result from a Force Majeure Event shall extend such stated due dates for what is considered a reasonable period of time. If the period of nonperformance exceeds sixty days from the receipt of a stated notice of Force Majeure Event, the party whose ability to perform has not been affected may, give written notice that this Agreement is terminated immediately upon receipt of such notice or at a later date that is stated in the Termination Notice.

Except as otherwise provided by this Agreement, neither party may assign any of its rights or delegate any of its obligations under this Agreement to any third party without the written permission of the other that is stated in this Agreement. If any such described assignment is made it shall be deemed null and void by this Agreement. If any provisions of this Agreement are held by a court of competent jurisdiction to invalid under any applicable statute or rule of law they shall be omitted from this Agreement and all remaining provisions shall remain intact and in full force.

The warranties and confidentiality obligations that are set forth in this Agreement shall survive the termination of this Agreement by either party and for any reason whatsoever.

We the undersigned have carefully reviewed this contract and agree to and accept all of its terms and conditions. Upon the execution of this Agreement, the Seller agrees to no other future claims of any kind of the Business and we are executing this

Agreement as of the Effective Date that is stated above.

Applicable Law

This contract shall be governed by the laws of the State of Wyoming in Laramie county and any applicable Federal Law.

Scott Meyer Date 7/15/13
Signature of Seller Horizon

Scott Meyer Date 7/15/13
Signature of Buyer
Rapid Restoration and Remodel Inc.

____
Witness #1

____
Witness #2

count

Buy-Sell Agreement Exhibits C, D, and E

Updated: 5/23/2013

Horizon Enterprises, LLC

PARTNER INFORMATION

Name		Federal Tax ID
Horizon Enterprises, LLC		45-0650901
Owner /Managing Member	**Social Security Number**	**Social Security Number**
Scott Meyer & Zulima Murgado	391-88-8714	263-69-3830
Address	**City**	**State Zip Code**
6633 West Mill Road	Milwaukee	WI 53218

FINANCIAL INFORMATION

ASSETS		LIABILITIES	
Cash on hand and in Financial Institutions (Schedule A)	$167,297.47	Credit Cards	$7,700.00
Other Real Estate Owned (Schedule B)	$135,500	Other Real Estate Secured Loans (Schedule B)	$30,000
Automobiles (Schedule C)	$31,000	Notes Payable-Lenders/Secured (Schedule E)	NA
Other Property (Schedule D)	$124,400.00	Notes Payable-Lenders/Unsecured (Schedule E)	$65,000.00
Vested Pension Benefits or Profit Sharing	$0.00	Notes Payable-Others (Schedule E)	NA
Cash Value Key Man Insurance	$0.00	Life Insurance Loans (Schedule C)	NA
Gov't and Listed Securities	$0.00	Other Liabilities: (Payroll Taxes)	$6,383.76
Unlisted Securities	$0.00	Remaining Project Expenses	$1,131,698.07
Draws Receivable / Invoices to be Paid (Schedule F)	$1,755,476.47		
Available Line of Equity	$6,000.00		
Equity in Proprietorship	NA		
Other Assets: (Itemize Below)			
		Total Liabilities	$1,240,781.83
		Net Worth (Assets - Liabilities)	$978,892.11
Total Assets	$2,219,673.94	Total Liabilities and Net Worth	$2,219,673.94

SOURCES OF INCOME

Annual Gross Sales

2013 Projection	$ 1,200,000.00
Contracts / Future Draws (Schedule F)	$ 1,755,476.47

Annual Other Income

Commissions	$ NA
Dividends & Interes	$ NA
Real Estate Rents	$ 12,000.00
Other**	$ NA

**Annual profit from sales of property

Schedule A - Cash, Checking Accounts, Savings Accounts & Certificate of Deposits

Type of Account	Financial Institution Name	Amount	In the Name of:
Horizon Checking	Wells Fargo	$57,651.15	Horizon Enterprises, LLC
Horizon Savings	Wells Fargo	$6,496.32	Horizon Enterprises, LLC
Horizon - Cking (prozone)	Associated Bank	$750.00	Horizon Enterprises, LLC
Fire Recovery	Associated Bank	$101,730.00	Horizon Enterprises, LLC
Horizon Checking	Associated Bank	$670.00	Horizon Enterprises, LLC

Schedule B - Real Estate Owned

Property Address (city, State ZIP)	Property Type SF=Single Family, C=Commercial, MF=Multiple Family, L=Land	Date Acquired	Tax Assessment	All Mortgage Balances & Liens	Total Monthly Payments
451 N 54th St	SF	8/1/2012	$110,700.00	$30,000	$300.00
229 N 3rd St	SF	4/11/2011	$24,800.00	$0	$0.00

Buy-Sell Agreement Exhibits C, D, and E

Schedule C -- Automobiles

Make / Model	Owner	Value	Lien
2 Utility Vans	Horizon Enterprises, LLC	$10,000.00	$0.00
3 Box Trucks	Horizon Enterprises, LLC	$21,000.00	$0.00

Schedule D -- Other Property

Property	Description	Owner	Current Market Value	Lien
7 Computers	5 office tower, 2 laptops	Horizon Enterprises, LLC	$8,400.00	$0.00
6 Copiers	Office Copiers	Horizon Enterprises, LLC	$1,000.00	$0.00
Tools	Trade Tools, Carpentry, Plumbing etc	Horizon Enterprises, LLC	$75,000.00	$0.00
Equipment	HEPA scrubbers, ozone generators etc	Horizon Enterprises, LLC	$40,000.00	$0.00

Schedule E - Notes Payable to Banks or other Lenders (Not secured by Real Estate)

Name of Lender	Original Amount of Loan/Commitment	Current Balance	Revolving or Fixed Payment	Due	Secured By
Wellspring Rentals (Scott)	$75,000.00	$35,000.00		Renewable	NA
Andrea & Andrew Martin	$30,000.00	$30,000.00		Renewable	5451 N 54th St.

Schedule F - Account Receivable / Invoices to Be Paid For Work Completed

Project Name	Description	Contract $	Cost to Finish	Due	Future Draws
* McKinley,	SF Home Fire -- adjusting contract		$0.00	0-30 days	$7,450.00
* acato Dr.	21 unit apartment Fire - adjusting contract		$0.00	0-60 days	$25,000.00
S 57th St,	Duplex Fire -- adjusting contract		$0.00	0-30 days	$8,850.00
W, West Bend	SF Home Fire -- adjusting contract		$0.00	0-30 days	$8,150.00
N 14th St, Mil	Duplex Fire -- adjusting contract		$0.00	0-30 days	$8,500.00
Hobby	Retail business fire - adjusting contract		$0.00	0-60 days	$15,000.00
San Mar, Brookfiel	Rest. contract -- house fire 80% complete	$141,538.49	$5,000.00	0-45 days	$51,538.49
** W. Hadley,	Rest. Contract -- house fire 100% complete	$83,735.59	$0.00	0-30 days	$36,150.27
W Madison	Rest. Contract -- house fire 75% complete	$17,116.00	$13,072.00	0-30 days	$17,116.00
Joyce Ave,	Rest contract -- garage/ext fire, complete	$5,042.39	$0.00	0-30 days	$5,042.39
Hobby,	5500SF commercial rebuild, national ave	$579,000.00	$434,250.00	6-9 months	$579,000.00
* W, West Bend	Res. Contract -- demo & rebuild	$146,700.00	$110,025.00	6-9 months	$146,700.00
S 29th St,	Rest. Contract -- house fire 20% complete	$310,485.99	$165,592.52	6 months	$210,485.99
* W Vliet,	Com. Fire -- apartment/office space	$170,456.77	$129,463.55	6 months	$170,456.77
**Columbia Rd, Cedarburg	Basement flood	$4,500.00	$2,500.00	0-15 days	$4,000.00
* Jacato Dr.	Apartment fire -- demolition	$75,000.00	$56,250.00	60-90 days	$75,000.00
S 57th St,	Rest contract -- demo & restoration	$209,160.00	$156,870.00	6-9 months	$209,160.00
* Hobby	Fire -- content removal lab.	$26,615.50	$0.00	0-90 days	$26,615.50
W Lisbon Ave	Commercial fire -- business / apartments	$7,600.00	$5,700.00	30-45 days	$7,600.00
W Lisbon Ave	Private contract to repair electric - complete	$3,700.00	$0.00	0-14 days	$3,700.00
N N21 St	NIDC City of Milwaukee, Complete	$17,900.00	$14,700.00	0-14 days	$17,900.00
Rogers	NIDC City of Milwaukee, 80% Complete	$36,057.00	$5,700.00	0-21 days	$36,057.00
W Leon Ter, Mil	NIDC City of Milwaukee, 90% Complete	$38,089.00	$0.00	0-14 days	$18,674.12
N 13th St, Mil	NIDC City of Milwaukee, Complete	$20,900.00	$15,675.00	0-14 days	$20,900.00
N 29th St, Mil	NIDC City of Milwaukee, 50% Complete	$31,100.00	$12,400.00	0-30 days	$31,100.00
55th St, Mil	NIDC City of Milwaukee, 95% Complete	$47,849.00	$4,500.00	0-15 days	$15,329.94

CERTIFICATE OF CORPORATE VOTE OF FIRST MEETING

RAPID RESTORATION AND REMODEL INC. (RRR) A WYOMING CORP.

This is to certify that at a first meeting of the Board of Directors of the RRR Corp.. held at the offices of the Corporation located at 6633 West Mill Road Milwaukee WI. 54318 on July 15, 2013, at 2pm, all the Directors. being present and voting, it was unanimously

VOTED:

A TRUE COPY

ATTEST: ______________________
Secretary/Clerk

BE IT RESOLVED, that the President , Vice President , Treasurer and Secretary or any one of them acting individually, be hereby authorized to approve the organization or first meeting held on July 15, 2013 business known as RRR Inc. in the name of this Corporation. I, Secretary of RRR Corp, Incorporated under the laws of the State of Wyoming do hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said Corporation at a meeting duly held on the day of July 15, 2013, at which a quorum was present and voting, and that the same has not been repealed or amended and remains in full force and effect and does not conflict with the by-laws of said Corporation

CORPORATE SEAL
____
Secretary

The undersigned hereby certifies that he is the Secretary of RRR Corp.., a corporation organized and existing under the laws of the State of Wyoming; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of said corporation held on the 15th day of July 2013, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this 15th day of July, 2013.

Secretary
(CORPORATE SEAL)

RESOLUTION

Rapid Restoration and Remodel Inc. (RRR
Corporate Resolution

Address 6633 West Mill Road Milwaukee WI. 53218

MEMBERS OF THE BOARD

Attending:
1. President: Scott Meyer
2. Vice President: Zilima Murgoda
3. Secretary: Scott Meyer
4. Treasurer: Jason Fields

In reference to interim statement from January 1, to October 1, 2013

The Board made a motion on behalf of the Corporation, duty made, seconded, and unanimously approved as the certified written response to form 1-A F/S item #2 ____________________

Resolution Accepted

Secretary 10/1/13 Date

President 10/1/13 Date

46

B

STOCK CERTIFICATE

RAPID RESTORATION AND REMODEL, INC.

Certificate Number: 0001

Incorporated in the State of: Wyoming

Shares issued to: SCOTT MEYER

Aggregate number of shares: 3,500,000

Class of shares: COMMON SHARES

Duly Executed, authorized, and witnessed by the undersigned authorized officers of the Corporation:

Scott P. Meyer
President

[signature]
Vice President

SIGNED This 15th day of July, 2013.



NUMBER 0001

SHARES 3,500,000

Incorporated Under The Laws Of The State Wyoming

RAPID RESTPORATION AND REMODEL, INC.

This Certifies that **Scott Paul Meyer** is the registered holder of **Three Million Five Hundred Thousand** Shares

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this **15th** day of **July** A.D. 20**13**

President Scott Meyer

Vice President Zulima Murgado

Not Transferable without Consent of a Majority of the Stockholders.

These are restricted shares. The shareholder may not sell, trade, transfer, loan, or pledge these shares for two years from the date of issue.

The securities represented by this certificate have not been registered under the (Federal) Securities Act of 1933 or applicable securities act of any state but have been issued in reliance upon examination from the registration in said acts. Prior to two years no sale, offer to sell or other transfer of the securities represented by this certificate may be made unless a registration statement under said acts is in effect with respect to the securities or an exemption from the registration of such acts is then applicable.

For Value Received, _____ *hereby sell, assign and transfer unto* ______________________________

______________________________ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint* ____________________

______________________________ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ________________ *A.D. 20* ____

In presence of

______________________________ ______________________________

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

STOCK CERTIFICATE

RAPID RESTORATION AND REMODEL, INC.

Certificate Number: 0002

Incorporated in the State of: Wyoming

Shares issued to: ZULIMA MURGADO

Aggregate number of shares: 3,500,000

Class of shares: COMMON SHARES

Duly Executed, authorized, and witnessed by the undersigned authorized officers of the Corporation:

President

Vice President

SIGNED This 15th day of July, 2013.



NUMBER

0002

SHARES

3,500,000

Incorporated Under The Laws Of The State Wyoming

RAPID RESTPORATION AND REMODEL, INC.

This Certifies that Zulima Murgado is the registered holder of Three Million Five Hundred Thousand Shares

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this 15th day of July A.D. 2013

President Scott Meyer

Vice President Zulima Murgado

Not Transferable without Consent of a Majority of the Stockholders.

These are restricted shares. The shareholder may not sell, trade, transfer, loan, or pledge these shares for two years from the date of issue.

The securities represented by this certificate have not been registered under the (Federal) Securities Act of 1933 or applicable securities act of any state but have been issued in reliance upon examination from the registration in said acts. Prior to two years no sale, offer to sell or other transfer of the securities represented by this certificate may be made unless a registration statement under said acts is in effect with respect to the securities or an exemption from the registration of such acts is then applicable.

For Value Received, ______ *hereby sell, assign and transfer unto* ______________________________

______________________________ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint* ______________________________

______________________________ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______________ *A.D. 20* ____

In presence of

____

____

NOTICE. THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

RAPID RESTORATION AND REMODEL INC. SHAREHOLDER AGREEMENT

STATE OF Wisconsin
COUNTY OF Milwaukee

SHAREHOLDER/ DIRECTOR/OFFICER AGREEMENT

THIS AGREEMENT is made and entered into this 15th day of July 2013, by and between Rapid Restoration and Remodel Inc. , a Wyoming Corporation, whose principal offices are located at 6633 Wset Mill Road Milwaukee Wisconsin 53218, and the individuals and entities whose names and addresses are listed on Exhibit A attached hereto and made a part hereof, all of whom are shareholders of the Corporation.

W I T N E S S E T H:

WHEREAS, the present distribution of common shares of the Corporation is as follows:

Name	Common Shares
Scott Meyer	3.500,000 (Restrictive)
Zulima Murgado	3,500,000 (Restricitive)
Public Sale	1,000,000
Escrowed Shares (warrants)	2,000,000

(outstanding Shares of RRR 10,000,000)

1,000,000 common shares are to be offered at $5.00 per share for a total of $5,000,000
For each common share purchased the subscriber will receive warrants to purchase two additional shares at $5.50 per share between January 1, 2016 to December 31, 2017
2,000,000 common shares are held in escrow for any potential warrant execution for five years, from the date of issue.

WHEREAS, the parties have agreed that to promote the good conduct of the Corporation and avoid the difficulties that might result from the passing of shares to outsiders, it is desirable to make this Agreement concerning the conduct of the Corporation and restrictions upon the transfer of its shares;

NOW, THEREFORE, in consideration of the promises herein made to one another, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. (a) The Corporation shall have three directors; and each shareholder shall, so long as he owns shares in the Corporation, have the right to serve as a director of the Corporation or to designate some responsible person to serve as his nominee.

(b) The officers of the Corporation shall be the following shareholders, each of whom shall continue to serve as long as he owns shares:

President	Scott Meyer
Vice President	Zulima Murgado
Treasurer	Jason Fields
Secretary	Scott Meyer

(c) The Corporation shall employ shareholders and pay salaries to such shareholders as follows:

Name and Address of Shareholder	Salary Amount
Scott Meyer	$72,000
Zulima Murgado	$72,000

The directors of the Corporation may increase salaries of shareholder/employees from time to time, provided, however that the compensation paid to each shareholder or employee during each calendar year for his services shall be equal to the compensation paid to each of the other shareholders during such calendar year unless otherwise unanimously agreed by the shareholders or by a written consent signed by all the directors of the Corporation and inserted in the corporate minute book.

2. (a) The Corporation will not, without the unanimous consent of all the shareholders, do any

of the following:(i) issue additional shares of any class or any securities convertible into shares of any class;(ii) merge or participate in a share exchange with any other Corporation; or (iii) sell, lease, mortgage, or otherwise transfer all or substantially all of the assets of the Corporation for any consideration other than cash.

(b) In the event the shareholders agree to issue additional shares or securities convertible into shares, then each of the shareholders shall have the right to purchase any such securities so offered at a future date in proportion to his then respective interest in the Corporation at the time of such offer.

3. No shares shall be voluntarily sold, pledged, hypothecated, or otherwise transferred or permitted to be transferred in any manner or by any means whatsoever except as follows:

Any shareholder intending to transfer any shares, shall first offer such shares for sale at the Purchase Value as hereinafter defined to the Corporation for a period of thirty (30) days, and then, to the extent such offer is rejected or not accepted by the Corporation within that period, such shares have been offered for sale at the Purchase Value for a period of ten (10) days to all other shareholders in proportion to the number of such shares held by them. Each such offer shall be in writing and shall specify the number of shares being offered, the name and address of each person to whom such shares are proposed to be transferred, and the price per share and other terms upon which each such transfer is intended to be made; and each such offer may be accepted by the offeree in whole or in part at any time during the continuance of the offer. If any shares are not purchased pursuant to the aforesaid offers, the Offeror shall for a period of ninety (90) days thereafter be free to transfer such shares to the person or person so named at the price per share and upon the other terms so named; provided that any such transferee of those shares shall thereafter be bound by all of the provisions of this Agreement.

4. (a) Upon the happening of any of the events enumerated below, the Corporation shall purchase at Purchase Value as hereinafter defined all of the shares of the shareholder so affected: (i) If any shareholder employed by the Corporation under Paragraph 1(c) shall terminate his employment for any cause or reason, including, but not limited to, loss of any license or certificate required for his conduct of the business or disability lasting more than six (6) months; or (ii) If any shareholder shall be adjudged incompetent or a general guardian or

guardian of his estate shall be appointed for him by any court; or (iii) If any shareholder makes any assignment for the benefit of creditors or applies for the appointment of a trustee, a liquidator, or a receiver, or commences any proceeding related to himself under any bankruptcy or arrangement of similar law; or if any such application is filed or proceedings commenced against the shareholder and the shareholder consents thereto or an order is entered allowing such application and remains in effect for sixty (60) days; or (iv) If the shares of any shareholder are purported to be transferred involuntarily, including, without limitation, any purported transfer by or pursuant to bankruptcy, attachment, divorce, equitable distribution, or operation of law; or (v) If any shareholder shall die.

(b) This duty to purchase or retire shall apply to all, but not less than all of the shares, and shall be exercised by the Corporation by serving written notice upon such shareholder or such shareholder's legal representative within thirty (30) days after the Corporation receives notice of the occurrence of such event or the qualification of such legal representative, whichever is later.

5. With regard to Paragraph 3, the Purchase Value shall mean the price per share and other terms upon which a shareholder is entitled to transfer his shares as shown in a bona fide offer to purchase.

6. (a) Whenever under this Agreement the Corporation or the shareholders exercise any option or right to redeem or purchase shares of any shareholder, the Purchase Value shall be paid to the shareholder whose shares have been redeemed or purchased in cash within thirty (30) days after notice to the affected shareholder.

(b) Whenever under this Agreement the Corporation or the shareholders exercise any option or right to redeem or purchase shares of any shareholder, the Purchase Value shall be paid immediately upon the receipt by the Corporation of the proceeds of any insurance on the life of a deceased shareholder owned by and payable to the Corporation, to the extent of such proceeds.

7. (a) If, under the terms of this Agreement, the shares of the shareholders are purchased or retired, such shareholder, or the legal representative of such shareholder, shall execute and

deliver all necessary documents that may be reasonably required for accomplishing a complete transfer of such shares for the purpose of the purchase transaction.

(b) Every transferee of restricted shares that are transferred in accordance with the provisions of this Agreement shall be deemed a shareholder and be bound by all of the provisions of this Agreement. Any purported or attempted transfer of restricted shares that does not comply with the provisions of this Agreement shall be null and void and the purported transferee shall not be deemed to be a shareholder of the Corporation and shall not be entitled to receive a stock certificate or any dividends or other distributions on or with respect to such restricted shares. For the purposes of this Agreement, a purported transfer of shares that causes such shares to be subject to an option under Paragraph 4 shall be deemed to comply with the provisions of this Agreement only after the expiration of such option.

8. This Agreement shall terminate and all rights and obligations hereunder shall cease upon the happening of any one of the following events:
(a) The adjudication of the Corporation as bankrupt, the execution by it of any assignment for the benefit of creditors, or the appointment of a receiver for the Corporation;

(b) The voluntary or involuntary dissolution of the Corporation;

(c) By a written Agreement signed by all the shareholders to terminate this Agreement.

9. If the Corporation reasonably determines that any proposed transferee is not eligible as a shareholder of a C Corporation or that such transfer would cause the Corporation to lose its qualification as a C Corporation, then the Corporation may so notify the shareholder of that determination and thereby forbid the consummation of the transfer. Nothing in this paragraph, however, shall preclude the Corporation's and the shareholders' rights of refusal under this Agreement.

10. The certificates for shares subject hereto shall be surrendered to the Corporation and endorsed as follows:

"The shares represented by this certificate are subject to and are transferable only on compliance with a Shareholders Agreement dated the 15th day of July 2013, among shareholders, a copy of which is on file in the office of the Secretary of the Corporation."

11. Whenever under this Agreement notice is required to be given, it shall be given in writing served in person or by registered mail, return receipt requested, and it shall be deemed to have been given upon personal delivery or on the date notice is posted.

12. This Agreement embodies the entire representations, Agreements and conditions in relation to the subject matter hereof and no representations, understandings or Agreements, oral or otherwise, in relation thereto exist between the parties except as herein expressly set forth. The Agreement may not be amended or terminated orally but only as expressly provided herein or by an instrument in writing duly executed by the parties hereto.

13. This Agreement and the various rights and obligations arising hereunder shall inure only to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns.

14. The invalidity or unenforceability of any term or provision of this Agreement or the non-application of such term or provision to any person or circumstance shall not impair or affect the remainder of this Agreement, and its application to other persons and circumstances and the remaining terms and provisions hereof shall not be invalidated but shall remain in full force and effect.

15. Whenever in this Agreement any pronoun is used in reference to any shareholder, purchaser or other person or entity, natural or otherwise, the singular shall include the plural, and the masculine shall include the feminine or the neuter, as required by context.

16. This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date and place first above mentioned.

Rapid Restoration and Remodel Inc.

By: Scott Meyer

Scott Meyer ________ President / Shareholder

________ (SEAL)

Zulima Murgado ________. Vice President / Shareholder

________ (SEAL)

C

INVESTORS SUBSCRIPTION AGREEMENT
FOR
AS PER REGULATION A
RAPID RESTORATION AND REMODEL INC.

If you are interested in purchasing shares ("Shares") of the common stock (the "Common Stock") of Rapid Restoration and Remodel Inc. (the "Company"), you must:

a) Complete this Subscription Agreement (the "Agreement");

b) Provide a check or money order (unless a wire transfer is being sent) made payable to Wells Fargo Bank as impound agent for the company;

c) Deliver both the Agreement and payment to:

Impound Agent: Security Transfer Corporation
Address: 2591 Dallas Parkway, suite 102
Frisco Texas 75034
Attention: Jason Freeman Account Executive

The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Shares than you subscribed to purchase. If accepted by the Company, then this Agreement will constitute a subscription for shares of the Company's Common Stock ($.01 par value per share).

The minimum subscription is $1,000 for 200 shares. You should pay by check, money order or wire transfer payable to "Securities Transfer Corp. Impound Account." If the Company rejects your subscription in whole, the Company will return this Agreement and your payment.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted. All proceeds of the Offering will be held in an Impound Account at Securities Transfer Corporation.

When the Company sells its Minimum Subscription, the funds held in the Impound Account will be disbursed to the Company and stock certificates will be issued within 14 days. After that, you will be mailed stock certificates no more than 10 days after the Company mailed written confirmation of the subscription to you. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any. If the Minimum Subscription is not sold prior to the Termination Date of the Offering, then all deposits will be returned to subscribers with interest earned, if any.

You irrevocably submit this Agreement for the purchase of 200 Shares at $5.00per Share. With this Agreement, you also submit payment in the amount of $1,000 ($ per Share) for the Shares subscribed.

In connection with this investment, you represent to the Company that:

a. Before submitting payment for the Shares, you received the Company's Disclosure Document dated ____________, 20__.

b. You are a resident of _____________, ______________.
(State) (Country)

(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration requirements in that jurisdiction, your subscription will not be accepted.)

c. The Social Security number or taxpayer identification number that you included in this Agreement is your true, correct and complete identification number.

d. You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.

The Shares should be registered as follows:

Name:____

As (check one):

____ Individual
____ Partnership
____ Corporation
____ Minor with adult custodian Under the Uniform Gift to Minors Act
____ Tenants-in-Common
____ Joint Tenants
____ Trust
____ Other

Individual(s) Registration:

____
Investor No.1 (print name above)

____
Street (residence address)

____
City State Zip

____
Home Phone

____
Social Security Number

____
Investor No. 2 (print name above)

____
Street (residence address)

____
City State Zip

____
Home Phone

____
Social Security Number

Date of Birth	Date of Birth
Signature	Signature
Date	Date

Entity (Not Individual) Registration:

On behalf of the entity named below, you represent that you have full power and authority to execute this Agreement. You also represent that investment in the Company is not prohibited by any of the governing documents of the entity.

Name of Entity____________________

By: ____________________________ ____________________________
Signature of trustee, partner or Authorized officer Date

Title: __________________________

Street Address	Taxpayer ID Number
City State Zip	Telephone

ACCEPTED BY ______________________________**FOR**_______________**SHARES**
(Company Name)

By: ____________________________ Date:____________________________

Title:________________________

D

AGREEMENT
APPOINTING SECURITIES TRANSFER CORPORATION
AS TRANSFER AGENT AND REGISTRAR

This Agreement is made this 10th day of December, 2013, between Securities Transfer Corporation, a Texas Corporation, and Rapid Restoration and Remodel Inc., a C corporation (the "Company").

1. Appointment. Securities Transfer Corporation is hereby appointed transfer agent and registrar of the following shares of the Company's stock:

Class	Par Value Per Share	Number of Shares Authorized in Certificate of Incorporation	Number of Shares Covered by This Appointment
Common	**.001**	**100,000,000**	**1,000,000**
Preferred	**no**	**0**	**0**

By special resolution adopted by the Company's Board of Directors, Securities Transfer Corporation may from time to time be appointed to act in the capacity of dividend disbursing agent, warrant agent, exchange agent, redemption agent, escrow agent or any other similar capacity as may be agreed upon by Securities Transfer Corporation and the Company.

2. Originally Issued Shares. Securities Transfer Corporation is hereby authorized originally to issue, register and countersign certificates (that is, certificates not issued upon transfer and cancellation of existing certificates then outstanding) of the Company's stock covered by this appointment upon being furnished with an appropriate written request signed by an officer of the Company, a certified copy of a resolution of the Board of Directors authorizing such original issue and, if specifically requested by Securities Transfer Corporation, an opinion of counsel as described in Paragraph 15 (g)(i),(ii) and (iii), below.

3. Transfer of Outstanding Shares. Securities Transfer Corporation is hereby authorized to accept for transfer any outstanding certificates representing the Company's stock covered by this appointment, and to issue and countersign new certificates in place thereof, except that Securities Transfer Corporation may refuse to transfer such certificate if it in good faith believes that the certificate, when surrendered for transfer, is not validly or genuinely endorsed or is otherwise not in compliance with law. Securities Transfer Corporation reserves the right to refuse to transfer shares until it is satisfied that the requested transfer is legally authorized and it shall incur no liability for the refusal in good faith to make transfers which it, in its judgment, believes may be improper, unauthorized or for any reason not permitted by law. Securities Transfer Corporation may, in effecting transfers, rely upon Simplification Acts or the Uniform Commercial Code, which it believes, may protect Securities Transfer Corporation and the Company in not requiring complete documentation. In cases in which Securities Transfer Corporation is not directed or otherwise required to maintain the consolidated records of stockholders' accounts, Securities Transfer Corporation shall not be liable for any loss, which may arise by reason of not having such records where it has exercised ordinary diligence. Securities Transfer Corporation shall be under no duty to use a greater degree of diligence by reason of not having such records.

4. Transfer or Cancellation of Treasury Shares. Securities Transfer Corporation is hereby authorized to transfer or cancel certificates of the Company's stock covered by this appointment in the name of or belonging to the Treasury of the Company, upon receipt of the certificate(s) endorsed by an officer of the Company, a certified copy of a resolution of the Board of Directors authorizing such endorsement and such transfer or cancellation, and, in the case of a transfer only, an opinion of counsel as described in Paragraph 15(g)(iii), below.

5. Lost or Destroyed Certificates. Securities Transfer Corporation may issue new certificates in place of certificates represented to have been lost, stolen or destroyed in accordance with the Board of Directors' resolution described in Paragraph 15 (h), below, upon receiving a bond or other indemnity satisfactory to Securities Transfer Corporation. Securities Transfer Corporation is further authorized in its discretion to issue a new certificate in exchange for, and upon surrender of, an identifiable mutilated certificate.

6. Delivery of Certificates by Mail. Securities Transfer Corporation is hereby authorized to forward stock certificates, Scripps and warrants of the Company by mail in accordance with the terms of a blanket bond or other satisfactory indemnity covering non-receipt of such mailed instruments. Said bond shall name, directly or indirectly, the Company and Securities Transfer Corporation as obliges.

In the event of the non-receipt of such certificates mailed by Securities Transfer Corporation, the Company hereby authorizes the issuance of new certificates for a like amount in place thereof upon receipt of a properly executed affidavit and proof of loss provided for under said blanket bond and the issuance by the surety company of an assumption of the loss under said blanket bond, all without further action or approval of the Board of Directors or the officers of the Company.

7. Unclaimed or Undelivered Stock Certificates. Where a stock certificate, for any reason, is in the possession of Securities Transfer Corporation and has not been claimed by the registered holder or cannot be delivered to the registered holder through usual channels, Securities Transfer Corporation may, after the expiration of two years from the date said certificate was issued, return said certificate to the Company to be held by the Company for the registered holder or transferred in accordance with applicable laws.

8. Books and Records. Securities Transfer Corporation is hereby authorized to establish and maintain such books of the Company as may be required in the performance of its agency, and to establish and maintain stock ledgers for the Company and to make entries therein of all certificates issued, canceled and transferred. In case of any request or demand for the inspection of such stock books, Securities Transfer Corporation will endeavor to notify the Company and to secure instructions as to permitting or refusing such inspection. Securities Transfer Corporation reserves the right however, to exhibit the stock books to any person if it is advised by its counsel that it may be held liable for the failure to exhibit the stock books to such person.

9. Instructions, Opinions of Counsel and Signatures. At any time Securities Transfer Corporation may apply to an officer of the Company for instructions or information, and may consult counsel for the Company or its own counsel, in respect to any matter arising in connection with the agency, and it shall not be liable for any action taken or omitted by it in good faith in accordance with such instructions, information or the advice or opinion of such counsel. Securities Transfer Corporation shall be protected in acting upon any paper or document believed by it to be genuine and to have been signed by the proper person or persons and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Company. It shall also be protected in recognizing stock certificates, which it reasonably believes, bear the proper manual or facsimile signatures of the officers of the Company and the proper counter-signature of a transfer agent or registrar, or of a co-transfer agent or co-registrar. Securities Transfer Corporation may rely conclusively, for any and all purposes, upon any advice of transfers made in the course of transfer or representing original issuance's, retirements or cancellation of shares; upon advice of stop transfer orders placed, released or in effect against outstanding certificates; and upon any certification or notification as to the number of shares issued, the certificates representing such shares and other information which Securities Transfer Corporation may receive from time to time from any co-transfer agent or co-registrar. It shall be protected in relying upon all information contained in Exhibit A hereto or otherwise supplied to Securities Transfer Corporation by the Company in accordance with the provisions of this Agreement.

10. Indemnification. Securities Transfer Corporation shall not be liable for any act or omission in connection with this agency except for its own negligence or willful misconduct. The Company assumes full responsibility and will indemnify Securities Transfer Corporation and save it harmless from and against any and all actions or suits, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising out of the agency relationship, where Securities Transfer Corporation has acted without negligence and without willful misconduct. Securities Transfer Corporation shall not be under any obligation to prosecute any action or suit in respect of any agency relationship, which, in its sole judgment, may involve it in expense or liability. In any action or suit the Company shall, as often as requested, furnish Securities Transfer Corporation with satisfactory indemnity against any expense or liability growing out of such action or suit by or against Securities Transfer Corporation in its agency capacity.

11. Previous Transfer Agent. The Company shall indemnify, protect and hold harmless Securities Transfer Corporation from any liability arising from any actions or failures to act on the part of any previous stock transfer agents retained by the Company, specifically including, but not limited to, liability arising from any lack of completeness or validity of the records maintained by any such previous stock transfer agents or provided to Securities Transfer Corporation by such previous stock transfer agents.
Securities Transfer Corporation agrees to exercise reasonable diligence in converting the records and information of any such previous stock transfer agent to Securities Transfer Corporations' system, and in researching the records of any such previous stock transfer agent to identify and resolve errors and discrepancies contained therein.

12. Compliance with Law. Securities Transfer Corporation may, without liability to the Company, refuse to perform any act in connection with this agency where in good faith reliance upon the opinion of its counsel, it believes in good faith that such act may subject it or its officers or employees to criminal liability under any law of any state or of the United States and, in particular, under the Securities Act of 1933.

13. Stock Certificates and Signatures. The Company shall furnish Securities Transfer Corporation with a sufficient supply of blank stock certificates and from time to time will renew such supply upon the request of Securities Transfer. Such blank stock certificates shall be properly signed by officers of the Company authorized by law or by the Company's bylaws to sign stock certificates and, if required, shall bear the corporate seal or facsimile thereof.
The Company shall file promptly with Securities Transfer Corporation written notice of any change in the officers authorized to sign stock certificates, written instructions or requests, together with specimen signature of each newly authorized officer. In case any officer of the Company who shall have properly signed blank stock certificates shall die, resign or be removed prior to the issuance of such certificates, Securities Transfer Corporation as transfer agent and/or as registrar may issue or register such stock certificates as the stock certificates of the Company notwithstanding such death, resignation, or removal; and the Company shall file promptly with Securities Transfer Corporation such approval, adoption or ratification as may be required by law.

14. Effective Date. This appointment shall be effective the opening of business Dec. 15, 2013.

15. Necessary Documentation. Prior to the effective date of this appointment, the Company shall furnish the following documents to Securities Transfer Corporation:

(a) A copy of the resolution of the Board of Directors ratifying, confirming and approving this Agreement, certified by the Secretary of the Company.

(b) A copy of the Company's Articles of Incorporation and all amendments thereto, certified by the Secretary of State of the State of the Company's incorporation.

(c) A copy of the Bylaws of the Company and all amendments thereto, certified by the Secretary of the Company.

(d) Specimen stock certificates for each class of stock (outstanding or to be outstanding) of the Company for which Securities Transfer Corporation is being appointed transfer agent and registrar.

(e) A list, certified by the Secretary of the Company or the transfer agent which Securities Transfer Corporation is succeeding, showing the number and date of each outstanding certificate, the name in which issued, the number of shares represented thereby, the address and taxpayer identifying number of the stockholder, all stop transfer orders in respect to such certificate and the reason for such orders and, finally, all certificates issued as replacements for those reported lost, stolen, or destroyed.

(f) A list, certified by the Secretary of the Company, showing the number and date of each outstanding Insider (Non-Registered) certificate, the name in which issued, the number of shares represented thereby, and the address and taxpayer identifying number of the stockholder.

(g) An opinion of the Company's counsel as to:

(i) The validity of the Company's organization and continuing existence;

(ii) The validity of the issuance of the stock for which Securities Transfer Corporation is being appointed;

(iii) The status of all such stock, including shares which are reserved for specific purposes, under the Securities Act of 1933, and any other applicable Federal or State statute (i.e., if registration is necessary, the effective date of the registration statement or, if exempt, the specific basis therefore).

(h) A copy of the resolution of the Board of Directors, certified by the Secretary of the Company, authorizing Securities Transfer Corporation to proceed from time to time with any necessary replacements of lost, stolen or destroyed certificates, upon bond(s) or other indemnity satisfactory to Securities Transfer Corporation.

(i) Any additional information as may be specifically requested by Securities Transfer Corporation in connection with its appointment or the performance of its duties.

16. Future Amendments of Charter and Bylaws. The Company shall file with Securities Transfer Corporation certified copies of all amendments to its articles of incorporation or bylaws made after the date of creation of the agency.

17. Fees. The Company shall pay to Securities Transfer Corporation such fees for Securities Transfer's services as are reflected in the Fee Schedule attached hereto as Appendix A and incorporated herein by this reference, and shall reimburse Securities Transfer Corporation for all extra-ordinary out-of-pocket expenses incurred in the performance of its duties hereunder.

18. Printing of New Stock Certificates. Prior to printing of any new stock certificates which we will countersign, proofs thereof must be submitted to Securities Transfer Corporation for approval.

19. Stock Listed on a Securities Exchange. If the class of stock for which Securities Transfer Corporation is appointed is listed on a Securities Exchange, the Company will comply with the rules and regulations of such Exchange including application to the Exchange for the listing of additional shares sufficiently in advance so as to permit, upon receipt by Securities Transfer Corporation of such authorization from the Exchange as may be required, the timely issuance and delivery as Transfer Agent or registration as Registrar of certificates representing such additional shares. Securities Transfer Corporation may rely upon any listing application, letters or other written instruments executed by an officer of the Company and directed to the Exchange by counsel for the Company as though such letters, instruments, or opinions had been addressed or submitted to Securities Transfer Corporation itself and with the same rights of indemnification as described in paragraph 10 above.

20. Notice to Securities Transfer Corporation. The Company shall promptly notify Securities Transfer Corporation:

A. All action, when declared, with respect to the payment or non-payment of cash dividends.

B. Any prospectus, preliminary and final, of the Company as filed with the Securities and Exchange Commission.

C. All material, including that for annual or special meetings, mailed by the Company to its stockholders.

21. Filing Requirements. The Company will promptly file with Securities Transfer Corporation when effective or available, a copy of each of the following:

A. Any final listing application for additional amounts of listed securities.

B. Any prospectus, preliminary and final, of the Company as filed with the Securities and Exchange Commission.

C. All material, including that for annual or special meetings, mailed by the Company to its shareholders. SM

22. Termination. This Agreement may be terminated by either party without cause upon receipt of written notice thirty days prior to the termination date. Securities Transfer Corporation further reserves the right to terminate this Agreement upon 72 hours' advance notice to the Company in the event of a disagreement concerning the lawfulness of any transfer or other action requested by the Company, failure to timely pay fees due Securities Transfer Corporation or other cause, whether or not similar to the foregoing. Securities Transfer Corporation shall be reimbursed for all reasonable expenses, including charges for the shipment of records, associated with termination of the agency created by this Agreement by either party, and the termination fee stated in Appendix A.

23. Successor Transfer Agent. Any corporation into which STC may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which STC may be a party, or any corporation succeeding to the corporate trust business of STC, shall be the successor to STC hereunder without the execution or filing of any paper or any further act of a party or the parties hereto. In any such event that the name of STC is changed, STC or such successor may adopt the countersignatures of the original transfer agent and may countersign such certificates either in the name of the predecessor transfer agent or in the name of the successor transfer agent.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

SECURITIES TRANSFER CORPORATION,

By:______________________________________
Authorized Signature

By:______________________________________
Authorized Signature

RESOLUTION OF APPOINTMENT
(Exhibit A)

I, Scott Meyer, Secretary of Rapid Restoration and Remodel Inc., a corporation organized and existing under the laws of the State of Wyoming, hereby certify that the following is a true and correct extract from the minutes of the Board of Directors duly called and held on the 10th day of December 2013, at which a quorum was present and voting throughout:

RESOLVED, that effective (date) January 2, 2014Securities Transfer Corporation is hereby appointed Transfer Agent and Registrar for the shares set forth below to act in accordance with the terms and conditions of the Agreement submitted to, approved at this meeting, and incorporated herein by reference.

Class of Stock and Par Value		Shares Covered by this Appointment
Common	**.001**	**1,000,000**
Preferred		

FURTHER RESOLVED, that Securities Transfer Corporation shall be entitled to rely and act upon any written orders or directions regarding the issuance of delivery of certificates for the above described shares signed by any of the following: (President, Secretary, and Assistant Secretary Etc.)

President: Scott Meyer SM

FURTHER RESOLVED, that the Secretary or Assistant Secretary of this Company will certify to Securities Transfer Corporation from time to time the names of the officers of this Company authorized by these resolutions to act in the premises together with the specimen signatures of such officers; and Securities Transfer Corporation shall be entitled as against this Company to conclusively presume that the persons so certified as officers continue, respectively, to act as such and that each of the foregoing resolutions continue in force until otherwise notified in writing by the Secretary or other officer of this Company.

I FURTHER CERTIFY:

That the authorized and issued stock of the Company is as follows:

Class of Stock & Par Value		Shares Authorized by the Articles or Certificate of Incorporation	Total Shares Now Authorized by the Board of Directors	Shares Issued & Outstanding
Common	**.001**	**100,000,000**	**10,000,000**	**1,000,000**
Preferred	**-0-**	**100,000,000**	**none**	

That the issued shares above are represented by the following number of shares issued old or reclassified stock (if none, so indicate):

Old Class & Par Value	Shares Issued	Unit Rate of Exchange	Total Shares in Terms of New Class
None			

That of the shares authorized by the Articles or Certificate of Incorporation but unissued, the following number of shares is reserved for the specific purposes shown (if none, so indicate):

Class & Par Value	Number of Shares Each Reservation	Purpose
.001	90,000,000	Growth

The CUSIP number of the Company to be applied

The IRS employer identification number of the Company is 450650901

That the address of the Company to which notices may be sent is
6633 West Mill Road
Milwaukee Wisconsin 53218

Phone # 414-353-5911 Fax # 414-353-4261
E-Mail address scott@firerecoveryllc.com

That the following persons are duly elected and qualified officers of the Company, presently holding the offices indicated, and that their signatures as shown below are genuine:

TITLE	NAME	SIGNATURE
Chairman of the Board:		
Chief Executive Officer:		
President:	Scott Meyer	Scott C. Meyer
Vice President:	Zulima Murgado	Z Murgado
Treasurer:	Jason Fields	
Secretary:	Scott Meyer	Scott C. Meyer
Other:		
Other:		

That the name and address of legal counsel for the Company is
Michael Krill

Phone # Fax #
E-Mail address

That the names of other Transfer Agents and Registrars of the stock of the Company are: (if none, so indicate)

Class of Stock	Transfer Agents(s)	Registrar(s)
none	none	none

That a copy of each transfer journal, fully describing stock certificates canceled and issued, shall be sent to the following (if none required, so state):
none

WITNESS my hand and the seal of the Company this 10th day of Dec 2013

Corporate Seal

Secretary

WARRANT AGREEMENT
BETWEEN RAPID RESTORATION AND REMODEL INC
AND SECURITIES TRANSFER CORPORATION (Warrant Agent)

Agreement made this 9th day of December, 2013 by and among Rapid Restoration and Remodel Inc., a Wyoming Corporation, and Securities Transfer Corporation, a Texas Corporation ("Warrant Agent"), with reference to the following facts and circumstances:

WHEREAS, the Company shall disburse a total of 2,000,000 Series A Warrants, with each warrant granting the right to purchase 1 share of common stock.

Whereas, each initial Common Share purchase shall be granted 2 warrants.

Whereas, the Company is offering 1,000,000 Common Shares with 2,000,000 accompanying Series A Warrants.

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, registration, transfer and exchange of Warrant Certificates and exercise of the Warrants.

NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter set forth, it is agreed that:

Each Warrant shall entitle the holder (the "Registered Holder" or, in the aggregate, the "Registered Holders") in whose name the Warrant Certificate shall be registered on the books maintained by the Warrant Agent to purchase one share of Common Stock of the Company on exercise thereof, subject to modification and adjustment as provided below.

The Warrant Agent shall deliver Warrant Certificates in required whole number denominations to Registered Holders in connection with any transfer or exchange permitted under this Agreement.

The Warrant Certificates shall be substantially in the form attached as Exhibit A. The Warrant Certificates shall be dated as of the date of their issuance, whether on initial issuance, transfer or exchange or in lieu of mutilated, lost, stolen or destroyed Warrant Certificates.

The Warrant Certificates shall be countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned. In the event any officer of the Company who executed the Warrant Certificates shall cease to be an officer of the Company before the date of issuance of the Warrant Certificates or before countersignature and delivery by the Warrant Agent, such Warrant Certificates may be countersigned, issued and delivered by the Warrant Agent with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be an officer of the Company.

Each Class A warrant entitles the holder to purchase one share of common stock at a purchase price of $5.50 per share. No fractional shares will be issued upon exercise of the warrants.

The Class A warrants are exercisable for a period, from January 1st, 2016 to July 15, 2018 respectively, each commencing from the close date of the offering. Unless exercised, the warrants will automatically expire July 16, 2018. (As to the Class A warrants), from the close date of the offering. RAPID RESTORATION AND REMODEL INC. reserves the right to extend each of the warrant exercise periods, or any of them upon 30 days prior written notice to the Warrant Holders.

The warrants are in registered form and may be sold, assigned or conveyed separately and apart from the common stock component of the units.

The exercise of one warrant will be necessary to enable the holder to purchase one share of common stock.

The holders of the warrants are protected against dilution of their interests represented by the number of shares of common stock underlying the warrants upon the occurrence of certain events, including stock dividends, splits, mergers, reclassifications, and sale by Rapid Restoration and Remodel Inc. of shares of common stock below the then book value, other than sale to employee benefit and stock option plans.

The holders of the warrants have no right to vote on matters submitted to shareholders of the company and have no right to receive dividends. The holders of the warrants are not entitled to share in the assets of Rapid Restoration and Remodel Inc. in the event of liquidation, dissolution, or the winding up of Rapid Restoration and Remodel Inc. affairs.

The Company covenants that it will at all times reserve and have available from its authorized Common Stock such number of shares as shall then be issuable on the exercise of all outstanding Warrants. The Company covenants that all Warrant Shares which shall be so issuable shall be duly and validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof.

In the absence of an applicable exemption, Rapid Restoration and Remodel Inc. is required to have a current, effective registration statement on file with the Securities and Exchange Commission and have satisfied the "Blue Sky" registration requirements of the applicable regulatory authority of the state in which the holder of a warrant resides, in order for the holder to exercise the warrant. Therefore, Rapid Restoration and Remodel Inc. will be required to file post-effective amendments to its registration statement when subsequent events require such amendments in order to continue the registration of the shares of common stock underlying the warrants. Although it is the intention of Rapid Restoration and Remodel Inc. to both maintain a current prospectus and meet the requirements of the appropriate state regulatory authorities during the term of the warrants, there can be no assurance that Rapid Restoration and Remodel Inc. will be in a position to keep its registration statement current and effective or to meet the requirements of any state regulatory authority.

In the event the Warrant Agent ceases to also serve as the stock transfer agent for the Company, the Warrant Agent is irrevocably authorized to requisition the Company's new transfer agent from time to time for Certificates of Warrant Shares required upon exercise of the Warrants, and the Company will authorize such transfer agent to comply with all such requisitions. The Company will file with the Warrant Agent a statement setting forth the name and address of its new transfer agent, for shares of Common Stock or other capital stock issuable upon exercise of the Warrants and of each successor transfer agent.

The Warrant Agent shall keep transfer books at its Corporate Office which shall register Warrant Certificates and the transfer thereof. On due presentment for registration of transfer of any Warrant Certificate at such office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants. All Warrant Certificates presented for registration of transfer or exercise shall be duly endorsed or be accompanied by a written instrument or instruments or transfer in form satisfactory to the Warrant Agent. The established transfer fee for any registration of transfer or Warrant Certificates shall be paid by the Registered Holder or the person presenting the warrant certificate for transfer. The Company may also require payment of a sum sufficient to cover any tax or other government charge that may be imposed in connection therewith.

All Warrant Certificates so surrendered, or surrendered for exercise, or for exchange in case of mutilated Warrant Certificates, shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of the agency created by this Agreement. Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may treat the Registered Holder of any Warrant Certificate as the absolute owner thereof (notwithstanding any notations of ownership or writing thereon made by anyone other than the Company or the Warrant Agent), and the parties hereto shall not be affected by any notice to the contrary.

On receipt by the Company and the Warrant Agent of evidence satisfactory as to the ownership of and the loss, theft, destruction or mutilation of any Warrant Certificate, the Company shall, execute, and the Warrant Agent shall countersign and deliver in lieu thereof, a new Warrant Certificate representing an equal aggregate number of Warrants. In case of loss, theft or destruction of any Warrant Certificate, the individual requesting reissuance of a new Warrant Certificate shall be required to indemnify the Company and Warrant Agent, and also to post an open-penalty insurance bond. In the event a Warrant Certificate is mutilated, such Certificate shall be surrendered and canceled by the Warrant Agent prior to delivery of a new Warrant Certificate. Applicants for a new Warrant Certificate shall also comply with such other regulations and pay such other reasonable charges as the Company may prescribe.

This Warrant Agent Agreement shall be incorporated by reference on the Warrant Certificates.

The Warrant Agent shall act hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder, be deemed to make any representations as to the validity, value or authorization or the Warrant Certificates or the Warrants represented thereby or of the Common Stock or other property delivered on exercise of any Warrant. The Warrant Agent shall not at any time be under any duty or responsibility to any holder of the Warrant Certificates to make or cause to be made any adjustment of the Exercise Price or to determine whether any fact exists which may require any such adjustments.

The Warrant Agent shall not (i) be liable for any recital or statement of fact contained herein or for any action taken or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement except for its own negligence or willful misconduct, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Company agrees to indemnify the Warrant Agent against any and all losses, expenses and liabilities that the Warrant Agent may incur in connection with the delivery of copies of the Company's prospectus to exercising Registered Holders upon the exercise of any Warrants.

The Company agrees to pay the Warrant Agent all compensation for its services hereunder and to reimburse the Warrant Agent for its expenses as set forth in the attached fee schedule. The Company further agrees to indemnify the Warrant Agent against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for any action taken or omitted by the Warrant Agent in the execution of its duties and powers hereunder, excepting losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties or the Company may terminate the Warrant Agent and the Warrant Agent shall be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), on 30 days' prior written notice to the other party.

The Warrant Agent, its officers or directors and its subsidiaries or affiliates may buy, hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effect as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

The Warrant Agent and the Company may by supplemental agreement make any changes or corrections in this Agreement (i) that they shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision to mistake or error herein contained; or (ii) that they may deem necessary or desirable and which shall not adversely affect the interest of the holders of Warrant Certificates.

All notices, demands, elections, opinions or request (however characterized or described) required or authorized hereunder shall be deemed given sufficiently if in writing and sent by registered or certified mail, return receipt requested and postage prepaid, or by tested telex, telegram or cable to, in case of the Company:

Rapid Restoration and Remodel Inc.
6633 West Mill Road
Milwaukee Wisconsin 54218

Warrant Agent:

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas, 75034
Attn: Kevin Halter, President

and to the Registered Holder of a Purchase Warrant Certificate, at the address of such holder as set forth on the books maintained by the Warrant Agent.

This Agreement shall be binding upon and inure to the benefit of the Company, the Warrant Agent and their respective successors, and assigns, and the holders from time to time of Purchase Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any rights, remedy or claim or to impose on any other person any duty, liability or obligation.

The parties shall execute and deliver any and all such other instruments and shall take any and all other actions as may be reasonably necessary to carry out the intention of this Agreement.

If any provision of this Agreement shall be held, declared or pronounced void, voidable, invalid, unenforceable, or inoperative for any reason by any court of competent jurisdiction, government authority or otherwise, such holding, declaration or pronouncement shall not affect adversely any other provision of this Agreement, which shall otherwise remain in full force and effect and be enforced in accordance with its terms, and the effect of such holding, declaration or pronouncement shall be limited to the territory or jurisdiction in which made.

All the rights and remedies of either party under this Agreement are cumulative and not exclusive of any other rights and remedies as provided by law. No delay or failure on the part of either party in the exercise of any right or remedy arising from a breach of this Agreement shall operate as a waiver of any subsequent right or remedy arising from a subsequent breach of this Agreement. The consent of any party where required hereunder to act or occurrence shall not be deemed to be a consent to any other action or occurrence.

This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Texas. Except as otherwise expressly stated herein, time is of the essence in performing hereunder. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, and this Agreement may not be modified or amended or any term or provisions hereof waived or discharged except in writing signed by the party against whom such amendment, modification, waiver or discharge is sought to be enforced. The headings of this Agreement are for convenience in reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Rapid Restoration and Remodel Inc.

____
, President

WARRANT AGENT
SECURITIES TRANSFER CORPORATION

____
Kevin Halter, President

SECURITIES TRANSFER CORPORATION

FEE SCHEDULE

REGULAR SERVICES	
Shareholder Account Maintenance	$250.00 per month
Cancel and Issue Stock Certificates (1)	Included
Post Canceled and Issued Certificates	Included
Prepare Daily Stock Transfer Journals	Included
Maintain Stop Transfer Orders	Included
Post Name and Address Changes	Included
Maintain File of Undeliverable and Returned Mailings	Included
Consulting Services for New or Secondary Issues	Included
Quarterly Shareholder Listing	Included
Transfer Journals (monthly)	Included
Processing Replacement of Lost or Stolen Certificates (2)	$75.00
Obtaining Approval to Transfer Rule 144 Sales and Related Processing (2)	$75.00
DIRECT REGISTRATION SERVICES	
Participant monthly account maintenance	$500.00 one time set-up fee
Fast System & DWAC	$350.00 per month
New account set-up fee	Included
Yearly Statements	$2.00 per participant account
Transaction Statements	$2.00 per mailing
Postage for Statements	Billed at cost
Envelopes	$0.10 each
SPECIAL SERVICES	
Stock Splits, Name Change, Tenders, Mergers & Exchanges (3)	$10.00 per Shareholder ($500.00 minimum)
Initial Public Offering (4)	$10.00 per Shareholder ($500.00 minimum)
Prepare and Print Dividend Checks	$2.00 per Shareholder ($500.00 minimum)
1099 Preparation	$2.00 per Shareholder ($500.00 minimum)
Warrant Exercise and Issuance of New Certificates	$30.00 per Exercise
Proxy Tabulations and Reporting Results	$0.75 per Shareholder ($500.00 minimum)
Attend Shareholder Meeting	At cost + $750.00
Audit Verification	$75.00
Lost shareholder Data-Base Search (S.E.C. Rule 17Ad-17)	$5.00 per Shareholder per Search
Escheatment	$50.00 per Shareholder
Wire Transfer	$25.00 per Wire
S.E.C. Edgar Filing	Call for Quote
Termination of Services	$3.00 per Shareholder ($3,500.00 minimum)
Storage of Records for Dormant Companies	$2,500.00 per year
WEB HOSTING SERVICES FOR PROXY & ANNUAL MEETING	
Proxy Statement & Annual report hosting	$300.00 per proxy season
Email notification to Shareholders	Included
Online proxy delivery & voting	Included
MAILING SERVICES	
Postage (5)	At cost
Print Mailing Labels	$0.11 per Shareholder ($50.00 minimum) Proxy
Solicitation to Brokers	$2.00 per Broker ($50.00 minimum)
Affix Mailing Labels	$0.10 each label
Fold or Insert Mailing Pieces	$0.07 each piece
Metering of Postage	$0.05 each envelope
Sealing Envelopes	$0.05 by machine ($0.10 by hand)
Collating	$0.10 each piece
Other Mailing Services	At cost

*** Fee schedule subject to change with 30 day notice**

(1) The established Transfer and Issuance fee is $30.00 (Paid by the Broker, or Shareholder)
(2) Paid by the Shareholder
(3) Paid by company for issuance of a new certificate via letter of transmittal.
(4) Or per new certificate(s) issued (Includes Certificate issuance, Envelope & Insurance) Postage is additional and is billed at cost
(5) Postage must be paid in advance.

E

MICHAEL M. KRILL

COUNSELOR AT LAW

735 NORTH WATER STREET, SUITE 510 *(414) 224-8300 EXT 33 TELEPHONE*
MILWAUKEE, WI 53202 *(414) 224-8383 FACSIMILE*

December 18, 2013

The Board of Directors
Rapid Restoration and Remodel, Inc.
6633 West Mill Road
Milwaukee, Wisconsin

Re: Opinion of Counsel
Authority to Issue Shares
Rapid Restoration and Remodel, Inc.

Dear Members of the Board:

You have retained me to act as counsel for Rapid Restoration and Remodel, Inc. ("Company") for the sole purpose of rendering an opinion in connection with the Company's authority to issue shares of common stock in the manner prescribed in the Offering Statement. As counsel for the Company I have reviewed the following documents:

(A) A copy of the Company's Corporation Articles, executed on June 22, 2013 by the incorporator, James A. Wepplo;

(B) A copy of the Company's By-Laws , executed and acknowledged by the President and Secretary, Scott Meyer and Vice President Zumila Murgado on July 15, 2013;

(C) Copies of various Resolutions of made by the Board of Directors and Shareholders of the Company regarding the issuance of common stock; adoption of the Articles of Incorporation and By-Laws referred to above; and other resolutions pertaining to organizational matters involving the Company;

(D) A copy of the Company's Application for Registration pursuant to Regulation of A of the Securities Act, including the Disclosure Statement and ancillary attachments to be filed with the Securities Administrator of the State of Illinois and the Securities and Exchange Commission on or before December 31, 2013.

In so acting, I have investigated such questions of law, and I have examined and relied upon originals, or copies certified or otherwise identified to my satisfaction of such records, documents, certificates and other information, as in my judgment are necessary or appropriate to enable me to render the opinions expressed below. In addition, I have assumed: (i) the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered on behalf of parties thereto, (ii) the authenticity of all documents submitted to me as originals or execution copies, and (iii) the conformity to authenticate original documents of all documents submitted to me as certified, conformed or photostatic copies.

Base on the foregoing I am of the opinion that:

(1) The Company is a corporation validly existing and in current status under the laws of the State of Wyoming;

(2) Based on my examination and inquiry, I am of the opinion that, upon the effectiveness of the registration; and, when issued and sold in the manner prescribed in the registration, offering circular and under the terms and conditions of the applicable subscription agreement, the Shares of Common Stock will be duly authorized, fully paid and non-assessable.

(3) To my knowledge after inquiry, the Company is not a party to; nor threatened with any litigation or administrative proceedings: which would if adversely determined cause any material adverse change in the financial condition or business operations of the Company.

This opinion is limited to the matters set forth herein and no opinion may be inferred or implied beyond the matters set forth herein. The undersigned consents to including this opinion letter as an exhibit and part of the Application for registration filed with the Securities Administrator of the State of Illinois and the Federal Securities and Exchange Commission.

Very Truly Yours,
The Law Offices of Michael M. Krill

By: ______________________
Michael M. Krill
Bar No. 1017766

F

ACKNOWLEDGMENT
TO ACT AS AUTHORIZED AGENT

The undersigned, Michael M. Krill, attorney, hereby consents to act as authorized agent for Rapid Restoration Remodel, Inc. in the State of Wisconsin.

Dated this 20th day of December, 2013

Michael M. Krill

G

Horizon Enterprises LLC
Balance Sheet
October 1st, 2013

Assets

Current Assets	
Cash	$118,786.39
Account Receivable	$2,059,578.40
Total Current Assets	$2,178,364.79
Fixed Assets	
Autos & Trucks	$50,000.00
Trade Tools	$75,000.00
Trade Equipment (ozone generators, air scrubbers etc)	$40,000.00
Office Equipment	$9,400.00
Total Fixed Assets	$174,400.00
Other Assets	
Investment Homes	$135,500.00
Total Other Assets	$135,500.00
Total Assets	$2,488,264.79

Liabilities & Equity

Current Liabilities	
Accounts Payable	$1,229,722.21
Payroll Taxes Payable	$6,200.00
Credit Cards	$75,000.00
Total Current Liabilities	$1,310,922.21
Long Term Liabilities	
Private Mortgage	$85,000.00
Total Long Term Liabilities	$85,000.00
Total Liabilities	$1,395,922.21
Total Assets	$2,488,264.79
Total Liabilities	-$1,395,922.21
Net Worth	$1,092,342.58
Total Liabilities & Net Worth	$2,488,264.79

Scott Meyer 10/1/13
Scott Meyer — Date

Zulima Murgado 10/1/13
Zulima Murgado — Date

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

	Jan 1 - Oct 1, 13
Utilities	5,268.08
Vehicle	19,443.36
Water and Sewer	377.28
welding	350.00
WI Unemployment	5,519.73
window labor	1,515.77
Withholding Tax	1,497.52
Total Expense	719,107.75
Net Ordinary Income	435,028.26
Other Income/Expense	
Other Expense	
Other Expenses	1,025.89
Total Other Expense	1,025.89
Net Other Income	-1,025.89
Net Income	**434,002.37**

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

		Jan 1 - Oct 1, 13
Internet		147.22
Inulsation		490.00
landscaping		2,140.25
Lawn Care		2,278.68
Licenses and Permits		464.60
Lunch		406.18
Marketing		3,465.32
Miscellaneous		3.77
movers		400.00
Office Supplies		8,081.63
Painting		9,954.50
painting labor		7,318.00
Parking		95.50
Payroll Expenses		6,504.50
Payroll Expenses (office)		
Federal & FICA Withholding	12,170.39	
Federal Unemployment	508.74	
Gross Wages	157,080.83	
State Unemployment	9,034.56	
Payroll Expenses (office) - Other	453.08	
Total Payroll Expenses (office)		179,247.60
Permit		7,117.56
Pest Control		334.00
Phone		6,297.43
Portable Toilet		646.11
Postage and Delivery		1,190.17
Professional Fees		
Accounting	4,888.00	
Legal Fees	7,283.70	
Total Professional Fees		12,171.70
Rebate		646.07
Reconciliation Discrepancies		-48.95
Reimbursement		3,037.01
Rent		29,773.50
Repairs		
Building Repairs	27,180.48	
Equipment Repairs	605.48	
Repairs - Other	3,325.00	
Total Repairs		31,110.96
Returns		-323.65
Roof		2,000.00
siding labor		5,650.00
software		792.00
Soil Test		500.00
staffing		8,931.24
Storage		1,820.30
Taxes		6,573.59
Telephone		80.19
Tool Rental		1,147.45
Tools & Equipment		2,142.63
Tools & Machinery (under $500)		300.00
Traffic Citation		178.80
Travel & Ent		
Hotels/Lodging	3,619.13	
Travel	711.60	
Total Travel & Ent		4,330.73

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

		Jan 1 - Oct 1, 13
Expense		
Advertising		2,211.64
Air Fair		1,179.20
Another Hand Foundation		100.00
Bid Deposit		2,600.00
Board Up Labor		2,784.00
Business Lunch		2,662.18
Car/Truck Expense		
Registration & License	102.75	
Repairs & Maintenance	6,069.16	
Car/Truck Expense - Other	5,994.47	
Total Car/Truck Expense		12,166.38
carpet labor		700.00
Child Support		3,040.45
City Treasurer, Madison		-190.08
Clean Out Supplies		1,464.32
Cleaning/Janitorial		11,450.20
Consulting		112,910.65
Credit Repair Expense		39.95
dean's food		363.73
demolition labor		11,650.00
Donation		13,275.00
drycleaning		195.72
drywall Labor		16,765.00
Electric Labor		54,295.75
employee equipment		190.73
Employee Recognition		4,033.08
Engineering		3,330.00
Eviction		130.00
Fees		4,070.57
Floor Sanding		12,861.95
Gas		
Gas Borth	40.00	
Gas Box Truck	1,014.40	
Gas Dean	2,072.21	
Gas Fire Van	60.00	
Gas Flat Bed	50.00	
Gas Generator	60.00	
Gas Leon	47.05	
Gas Scott	321.28	
Gas Unknown Vehicle	40.00	
Gas - Other	16,674.58	
Total Gas		20,379.52
Gas Reimbursement		84.45
Gas Zulima		30.00
insulation Labor		850.00
Insurance		
Liability Insurance	7,830.00	
Worker's Comp	23,025.00	
Insurance - Other	3,179.30	
Total Insurance		34,034.30
Interest Expense		8,080.73

1:50 PM
11/26/13
Accrual Basis

Horizon Enterprises
Profit & Loss
January 1 through October 1, 2013

	Jan 1 - Oct 1, 13
Ordinary Income/Expense	
Income	
Ailing Xie	15,000.00
Allstate	133,640.00
American Family	17,590.57
Associated Bank	10,250.00
Badger Mutual	96,648.55
Bank of America	43,792.66
BMO Harris Bank	250,000.00
Chase Bank	8,500.00
Citi Mortgage	5,042.39
City of Milwaukee	47,842.17
Construction Income	398,343.97
CPR Claims	15,450.00
Ellington Mutual Insurance	1,128.00
Greenwood State Bank	55,751.93
Hanover Insurance	5,178.38
Homesite Homeowners	11,525.00
Landmark	584.74
M&I	49,000.00
Pyramax Bank	66,000.00
Rental Income	27,591.66
Ridgestone Bank	6,542.65
Safeco	66,476.05
Seway Bank & Trust	50,000.00
State Farm	12,099.60
The Hartford	14,500.00
University of Wisconsin CU	38,123.91
US Bank	35,925.85
USAA	5,745.75
UW Credit Union	500.00
Washington Mutual	2,640.00
Wells Fargo	145,684.45
West Bend Mutual	40,000.00
Total Income	1,677,098.28
Cost of Goods Sold	
Cabinets	192.19
Carpentry	30,295.17
Carpet	7,145.45
Concrete	3,850.00
Demolition	60,332.00
Drywall	4,833.18
Dumpster	43,517.89
Electric	11,928.76
Flooring	15,165.32
Gutters	423.50
HVAC	28,199.72
Insulation	3,110.50
Job Related Costs	7,875.00
Landscaping Material	603.20
material	252,178.33
Paint	1,123.02
Plumbing	21,719.03
Roofing	1,900.00
Siding	5,612.93
Windows	22,957.08
Total COGS	522,962.27
Gross Profit	1,154,136.01

Horizon Enterprises LLC
Balance Sheet
Income Tax Basis
December 31, 2012

Assets

Current Assets	
Cash	$ 3,013.63
Accounts Receivable	63,493.60
Other Receivable	302.27
Total Current Assets	66,809.50
Fixed Assets	
Autos & Trucks	8,850.85
Equipment	8,445.00
Accumulated Depreciation	(8,145.00)
Total Fixed Assets	9,150.85
Other Assets	
Amortizable Assets	1,100.00
Accumulated Amortization	(1,100.00)
Investments - Homes	42,253.90
Investment - HRT	11,063.02
Total Other Assets	53,316.92
Total Assets	129,277.27

Liabilities & Equity

Current Liabilities	
Accounts Payable	3,950.99
Payroll Taxes Payable	11,506.52
Current Portion of Long Term Liabilities	3,000.00
Total Current Liabilities	18,457.51
Long Term Liabilities	
Vehicle Loan	3,000.00
Less Current Portion	(3,000.00)
Total Long Term Liabilities	-
Equity	
Beginning Capital	68,068.72
Current Income/(Loss)	200,659.50
Contributions	10,000.00
Distributions	(168,308.46)
Total Equity	110,419.76
Total Liabilities & Equity	128,877.27

Other Expenses	(1,753.36)
Total Other Income & (Expenses)	7,787.60
Net Income or (Loss)	200,659.50

See accompanying accountant's compilation report.

Horizon Enterprises LLC
Statement of Income
Income Tax Basis
For the year ended December 31, 2012

Income	
Sales	917,070.53
Cost of Goods Sold	
Materials & Contractors	498,412.09
Gross Wages	87,318.54
Payroll Taxes	12,606.51
Total Cost of Goods Sold	598,337.14
Gross Profit	318,733.39
Operating Expenses	
Advertising	3,750.31
Auto Expenses	37,674.94
Bank Fees	15.00
Depreciation	1,550.00
Donations	3,750.00
Dues, Licenses & Subscriptions	1,812.00
Equipment Rent	2,454.60
Insurance	15,611.29
Interest	200.27
Licenses & Permits	1,686.35
Meals & Entertainment	3,043.60
Miscellaneous	490.40
Office Supplies	5,841.03
Payroll Taxes	1,730.38
Penalties	175.68
Professional Services	4,917.64
Rent	10,076.88
Repairs & Maintenance	1,542.32
Supplies	4,458.20
Taxes	777.17
Telephone	5,084.36
Training	750.00
Uniforms	399.05
Utilities	6,718.27
Wages	11,351.75
Total Operating Expenses	125,861.49
Operating Income	192,871.90
Other Income & (Expenses)	
Other Income	9,540.96

Form 1065 U.S. Return of Partnership Income

Department of the Treasury
Internal Revenue Service

For calendar year 2012, or tax year beginning ..., ending ...
▶ Information about Form 1065 and its separate instructions is at www.irs.gov/form1065.

OMB No. 1545-0099

2012

A Principal business activity: RESTORATION	Name of partnership: HORIZON ENTERPRISES LLC	D Employer identification number: 45-0650901
B Principal product or service: REHAB HOMES	Number, street, and room or suite no. If a P.O. box, see the instructions.: 6633 W MILL RD	E Date business started: 10/19/2011
C Business code number: 238900	City or town, state, and ZIP code: MILWAUKEE WI 53218	F Total assets (see the instructions): $ 129,277

Print or type.

G Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☐ Amended return (6) ☐ Technical termination - also check (1) or (2)

H Check accounting method: (1) ☐ Cash (2) ☒ Accrual (3) ☐ Other (specify) ▶

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ 2

J Check if Schedules C and M-3 are attached ☐

Caution. Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Income	1a	Gross receipts or sales	1a	917,071		
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	917,071
	2	Cost of goods sold (attach Form 1125-A)			2	598,338
	3	Gross profit. Subtract line 2 from line 1c			3	318,733
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)			4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))			5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)			6	
	7	Other income (loss) (attach statement)			7	9,541
	8	**Total income (loss).** Combine lines 3 through 7			8	328,274
Deductions (see the instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits)			9	11,352
	10	Guaranteed payments to partners			10	
	11	Repairs and maintenance			11	1,542
	12	Bad debts			12	
	13	Rent			13	12,532
	14	Taxes and licenses			14	4,193
	15	Interest			15	200
	16a	Depreciation (if required, attach Form 4562)	16a	1,151		
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	1,151
	17	Depletion **(Do not deduct oil and gas depletion.)**			17	
	18	Retirement plans, etc.			18	
	19	Employee benefit programs			19	
	20	Other deductions (attach statement) SEE STATEMENT 1			20	90,796
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20			21	121,766
	22	**Ordinary business income (loss).** Subtract line 21 from line 8			22	206,508

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

▶ Signature of general partner or limited liability company member manager ▶ Date

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
BRADLY E. POTTER	BRADLY E. POTTER	04/15/13		P00047766
Firm's name ▶ ANDREA & ORENDORFF LLP			Firm's EIN ▶ 39-1648207	
Firm's address ▶ 6300 76TH ST STE 200 KENOSHA, WI 53142-4018			Phone no. 262-657-7716	

For Paperwork Reduction Act Notice, see separate instructions. Form **1065** (2012)

DAA

Schedule B Other Information (continued)

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions.		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly-owned by the partnership throughout the tax year) ▶ ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ▶		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ▶		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ▶		
18a	Did you make any payments in 2012 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file required Form(s) 1099?	X	
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ▶ 0		
20	Enter the number of partners that are foreign governments under section 892. ▶ 0		

Designation of Tax Matters Partner (see instructions)

Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ▶	SCOTT MEYER	Identifying number of TMP ▶	391-88-8714
If the TMP is an entity, name of TMP representative ▶		Phone number of TMP ▶	262-308-4915
Address of designated TMP ▶	4245 N 52ND ST MILWAUKEE WI 53216		

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l						202,758
2	Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt organization	(vi) Nominee/Other
a	General partners						
b	Limited partners		202,758				

Schedule L Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		8,094		3,014
2a	Trade notes and accounts receivable	60,920		63,796	
b	Less allowance for bad debts		60,920		63,796
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (attach statement)				
7a	Loans to partners (or persons related to partners)				
b	Mortgage and real estate loans				
8	Other investments (attach statement)				
9a	Buildings and other depreciable assets	6,995		17,296	
b	Less accumulated depreciation	6,995	0	8,146	9,150
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets (attach statement) SEE STMT 4				53,317
14	Total assets		69,014		129,277
	Liabilities and Capital				
15	Accounts payable		947		15,459
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities (attach statement)				
18	All nonrecourse loans SEE STMT 5				3,000
19a	Loans from partners (or persons related to partners)				
b	Mortgages, notes, bonds payable in 1 year or more				
20	Other liabilities (attach statement)				
21	Partners' capital accounts		68,067		110,818
22	Total liabilities and capital		69,014		129,277

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. Schedule M-3 may be required instead of Schedule M-1 (see instructions).

1	Net income (loss) per books	201,060	6	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		a	Tax-exempt interest$	
3	Guaranteed payments (other than health insurance)		7	Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):	
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize):		a	Depreciation $	
a	Depreciation $				
b	Travel and entertainment $ 1,522				
	SEE STATEMENT 6		8	Add lines 6 and 7	
	176	1,698	9	Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	202,758
5	Add lines 1 through 4	202,758			

Schedule M-2 Analysis of Partners' Capital Accounts

1	Balance at beginning of year	68,067	6	Distributions: a Cash	168,309
2	Capital contributed: a Cash	10,000		b Property	
	b Property				
3	Net income (loss) per books	201,060	7	Other decreases (itemize):	
4	Other increases (itemize):				
			8	Add lines 6 and 7	168,309
5	Add lines 1 through 4	279,127	9	Balance at end of year. Subtract line 8 from line 5	110,818

SCHEDULE B-1 (Form 1065)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ Attach to Form 1065. See instructions on back.

OMB No. 1545-0099

Name of partnership: HORIZON ENTERPRISES LLC

Employer identification number (EIN): 45-0650901

Part I Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
ZULIMA MURGADO	263-69-3830	UNITED STATES	66.660000

For Paperwork Reduction Act Notice, see the Instructions for Form 1065.

651112

PARTNER# 2

Schedule K-1 (Form 1065) **2012**

Department of the Treasury
Internal Revenue Service

For calendar year 2012, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1

OMB No. 1545-0099

Partner's Share of Income, Deductions, Credits, etc.

▶ See back of form and separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
45-0650901

B Partnership's name, address, city, state, and ZIP code
HORIZON ENTERPRISES LLC
6633 W MILL RD
MILWAUKEE WI 53218

C IRS Center where partnership filed return
OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
263-69-3830

F Partner's name, address, city, state, and ZIP code
ZULIMA MURGADO
N93 W15408 HILLSIDE LN
MENOMONIE FALLS WI 53051

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here (see instructions) ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	66.660000%	66.660000%
Loss	66.660000%	66.660000%
Capital	66.660000%	66.660000%

K Partner's share of liabilities at year end:

Nonrecourse	$ 2,000
Qualified nonrecourse financing	$
Recourse	$ 10,305

L Partner's capital account analysis:

Beginning capital account	$ 7,094
Capital contributed during the year	$ 10,000
Current year increase (decrease)	$ 134,026
Withdrawals & distributions	$ (110,780)
Ending capital account	$ 40,340

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Item	Amount
1	Ordinary business income (loss)	137,658
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	A 2,500
14	Self-employment earnings (loss)	A 137,658
		C 218,827
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	A 193
18	Tax-exempt income and nondeductible expenses	C* STMT
19	Distributions	A 110,780
20	Other information	

*See attached statement for additional information.

For IRS Use Only

Federal Statements

Statement 1 - Form 1065, Page 1, Line 20 - Other Deductions

Description	Amount
ADVERTISING	$ 3,750
BANK CHARGES	15
AUTO REIMBURSEMENTS	37,675
INSURANCE	15,611
OFFICE EXPENSES	5,841
PROFESSIONAL FEES	4,918
TELEPHONE	5,084
SUPPLIES	4,458
OTHER EXPENSES	1,753
UTILITIES	6,718
MISCELLANEOUS	490
DUES & SUBSCRIPTIONS	1,812
TRAINING	750
UNIFORMS	399
MEALS AND ENTERTAIN (50%)	1,522
TOTAL	$ 90,796

Statement 3 - Form 1065, Schedule K, Line 18c - Nondeductible Expenses

Description	Amount
NONDEDUCTIBLE MEALS AND ENTERTAINMENT	$ 1,522
PENALEIS	176
TOTAL	$ 1,698

Statement 7 - Form 1125-A, Line 5 - Other Costs

Description	Amount
PAYROLL TAXES	$ 12,607
TOTAL	$ 12,607

Form **1065**

Reconciliation of Partners' Basis Worksheet

2012

For calendar year 2012, or tax year beginning , and ending

Partnership Name: HORIZON ENTERPRISES LLC

Employer Identification Number: 45-0650901

Partner Number	Partner Name	Beginning Basis	Increases	Distribution in Excess of Basis	Allowed Decreases	Ending Basis
1	SCOTT MEYER	61,289	17,159	0	1,816	76,632
2	ZULIMA MURGADO	7,725	48,552	0	3,632	52,645
	Total this page	69,014	65,711	0	5,448	129,277
	Total all pages	69,014	65,711	0	5,448	129,277

17

Form **1065** | **Tax Return History Report, Page 2** | **2012**

Name: HORIZON ENTERPRISES LLC

Employer Identification Number: 45-0650901

			2011	2012
Ordinary business income (loss)			15,483	206,508
Net rental real estate income (loss)				
Other net rental income (loss)				
Guaranteed payments				
Interest, dividends, and royalties				
Total capital gain (loss)				
Net section 1231 gain (loss)				
Other income (loss)				
Section 179 deduction			6,995	
Contributions				3,750
Other Schedule K deductions				
Total foreign taxes				
Net income (loss)			8,488	202,758
Schedule L, Total assets			69,014	129,277
Schedule L, Total liabilities			947	18,459
Schedule M-2, Capital contributed			60,008	10,000
Schedule M-2, Net income per books			8,059	201,060
Schedule M-2, Distributions				168,309
Schedule M-2, Ending partners' capital			68,067	110,818

Form 3 **Wisconsin Partnership and Economic Development Surcharge Return** **2012**

For 2012 or taxable year beginning ____________ (MMDDCCYY) and ending ____________ (MMDDCCYY)

Complete form using BLACK INK. **Due Date:** 15th day of 4th month following close of taxable year.

DO NOT STAPLE OR BIND

Name: HORIZON ENTERPRISES LLC

Number and Street: 6633 W MILL RD | Suite Number:

City: MILWAUKEE | State: WI | ZIP (+ 4 digit suffix if known): 53218

A Federal Employer ID Number: 45 0650901

B Business Activity (NAICS) Code: 238900

C State of Formation and Year: Enter abbreviation of state in box, or if a foreign country, enter below. WI 2011 (CCYY)

D **Check ✓ type of entity that is filing this return:**

1 ___ General partnership
2 ___ Limited liability partnership
3 ___ Limited partnership
4 X Limited liability company
5 ___ Dairy cooperative filing Form 3 solely for purposes of computing and allocating dairy cooperatives credit
6 ___ Other (explain below)

Check ✓ if applicable and see instructions:

E X If you have an extension of time to file, enter the extended due date 09162013 (MMDDCCYY)

F ___ If this is an amended return, include an explanation of the changes.

G ___ If you are filing a Form 1CNP on behalf of nonresident partners.

H X If you have related entity expenses and are required to file Schedule RT with this return.

I ___ If the partnership has terminated. J ___ If this is the first return.

K Number of partners ▶ 2 L Number of nonresident partners ▶ ______

M ___ If the partnership is the sole owner of any limited liability companies. Prepare and submit a list of those LLC's with this return.

IF NO ENTRY, LEAVE BLANK

ENTER NEGATIVE NUMBERS LIKE THIS → -1000 NOT LIKE THIS → (1000) **NO COMMAS; NO CENTS**

Part I Computation of Surcharge – Fill Out ONLY If Partnership Has Gross Receipts of $4 Million or More

1 Enter the partnership gross receipts from trade or business activities (see instructions) ..... 1 .00

2 Enter the net business income (do not include net farm profit or loss; see instructions) ..... 2 .00

3 Wisconsin apportionment percentage (from Form 4A-1 or Form 4A-2).
This is a required field. If apportionment does not apply, enter "100.0000%."
If percentage is from Form 4A-2, check (✓) the space after the arrow ▶ ___ 3 %
If 100% apportionment, or using separate accounting, check (✓) the space ▶ X

4 Multiply line 2 by line 3. This is Wisconsin net business income ..... 4 .00

5 Enter the greater of $25 or 0.2% (0.002) of the amount on line 4, but not more than $9,800. This is your economic development surcharge ..... 5 .00

Amount Due or Refund

6 Estimated economic development surcharge payments and/or payments from Form WT-11 ..... 6 .00

7 Withholding from Form W-2G ..... 7 .00

8 Amended Return Only – amount previously paid ..... 8 .00

9 Add lines 6 through 8 ..... 9 .00

10 Amended Return Only – amount previously refunded ..... 10 .00

11 Subtract line 10 from 9 ..... 11 .00

12 Underpayment interest due (from Form 3U, line 18). If you annualized income on Form 3U, check (✓) the space after the arrow ▶ ___ 12 .00

13 **Amount due.** If the total of lines 5 and 12 is larger than line 11, enter amount owed ..... 13 0 .00

14 **Overpayment.** If line 11 is larger than the total of lines 5 and 12, enter amount overpaid ..... 14 .00

15 Enter amount of line 14 you want credited on 2013 estimated economic development surcharge ..... 15 .00

16 Subtract line 15 from line 14. **This is your refund** ..... 16 .00

IP-030i
CS Professional Suite

Credits

15	(a) Schedule	(a)	.00
	(b) Schedule	(b)	.00
	(c) Schedule	(c)	.00
	(d) Schedule	(d)	.00
	(e) Schedule	(e)	.00
	(f) Schedule	(f)	.00
	(g) Schedule	(g)	.00
	(h) Schedule	(h)	.00
	(i) Schedule	(i)	.00
	(j) Schedule	(j)	.00
	(k) Schedule	(k)	.00
	(l) Schedule	(l)	.00
	(m) Schedule	(m)	.00
	(n) Schedule	(n)	.00
	(o) Tax paid to other states (enter postal abbreviation of state) (1)	(1)	.00
	(2)	(2)	.00
	(3)	(3)	.00
	(p) Wisconsin tax withheld	(p)	.00

Foreign Transactions

	(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under Wis. law
16 a	Name of country or U.S. possession			
b	Gross income from all sources	.00	.00	.00
c	Gross income sourced at partner level	.00	.00	.00
	Foreign gross income sourced at partnership level:			
d	Passive category	.00	.00	.00
e	General category	.00	.00	.00
f	Other (attach statement)	.00	.00	.00
	Deductions allocated and apportioned at partner level:			
g	Interest expense	.00	.00	.00
h	Other	.00	.00	.00
	Deductions allocated and apportioned at partnership level to foreign source income:			
i	Passive category	.00	.00	.00
j	General category	.00	.00	.00
k	Other (attach statement)	.00	.00	.00
l	Total foreign taxes (check one): ___ Paid ___ Accrued	.00	.00	.00
m	Reduction in taxes available for credit (attach statement)	.00	.00	.00
n	Other foreign tax information (attach statement)	.00	.00	.00

CS Professional Suite



Schedule 3K-1 Partner's Share of Income, Deductions, Credits, etc.

Wisconsin Department of Revenue

PARTNER# 1

2012

For 2012 or taxable year beginning ______________, and ending ______________

Part I Information About the Partnership

A Partnership's federal employer ID number
45 0650901

B Partnership's name, address, city, state, and ZIP code
HORIZON ENTERPRISES LLC
6633 W MILL RD
MILWAUKEE WI 53218

C IRS center where partnership filed return
OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
391 88 8714

F Partner's name, address, city, state, and ZIP code
SCOTT MEYER
4245 N 52ND ST
MILWAUKEE WI 53216

G ☐ General partner or LLC member-manager
☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I What type of entity is this partner? INDIVIDUAL

(The following part of item I is optional): If known that this partner is a disregarded entity or grantor trust, enter name and identifying number of the taxpayer to whom this income will be reported:

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	33.340000%	33.340000%
Loss	33.340000%	33.340000%
Capital	33.340000%	33.340000%

K Partner's share of liabilities at the year end:

Nonrecourse	$ 1,000
Qualified nonrecourse financing	$
Recourse	$ 5,154

L Partner's capital account analysis:

Beginning capital account	Capital contributed during the year	Current year increase (decrease)	Withdrawals and distributions	Ending capital account
$ 60,973	$	$ 67,034	$(57,529)	$ 70,478

☒ Tax basis ☐ GAAP ☐ Section 704(b) book ☐ Other (explain)

M Partner's state of residence (if a full-year Wisconsin resident, items N, O, and P do not apply) WISCONSIN

N ☐ Check if partner's Wisconsin amount is determined by apportionment. Apportionment percentage ______%

O ☐ Check if partner's Wisconsin amount is determined by separate accounting.

P ☐ Check if the partner is a nonresident and filed Form PW-2 to opt out of pass-through entity withholding.

Q Check applicable boxes: ☐ Final 3K-1 ☐ Amended 3K-1

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under Wis. law	(e) Wis. source amount (see instructions)
1 Ordinary business income (loss)	68,850		68,850	
2 Net rental real estate income (loss)				
3 Other net rental income (loss)				
4 Guaranteed payments				
5 Interest income				
6 Ordinary dividends				
7 Royalties				
8 Net short-term capital gain (loss)				
9 Net long-term capital gain (loss)				
10a Net section 1231 gain (loss)				
10b Portion of the amount on line 10a attributable to gains on sales of farm assets				
11 Other income (loss) (list):				
12 Section 179 deduction				

IP-032 CS Professional Suite

Schedule **3K-1** Wisconsin Department of Revenue

Partner's Share of Income, Deductions, Credits, etc.

PARTNER# 2

2012

For 2012 or taxable year beginning ____________, and ending ____________

Part I Information About the Partnership

A Partnership's federal employer ID number
45 0650901

B Partnership's name, address, city, state, and ZIP code
HORIZON ENTERPRISES LLC
6633 W MILL RD
MILWAUKEE WI 53218

C IRS center where partnership filed return
OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
263 69 3830

F Partner's name, address, city, state, and ZIP code
ZULIMA MURGADO
N93 W15408 HILLSIDE LN
MENOMONIE FALLS WI 53051

G ☐ General partner or LLC member-manager
☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I What type of entity is this partner? INDIVIDUAL

(The following part of item I is optional): If known that this partner is a disregarded entity or grantor trust, enter name and identifying number of the taxpayer to whom this income will be reported:

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	66.660000%	66.660000%
Loss	66.660000%	66.660000%
Capital	66.660000%	66.660000%

K Partner's share of liabilities at the year end:

Nonrecourse	$ 2,000
Qualified nonrecourse financing	$
Recourse	$ 10,305

L Partner's capital account analysis:

Beginning capital account	Capital contributed during the year	Current year increase (decrease)	Withdrawals and distributions	Ending capital account
$ 7,094	$ 10,000	$ 134,026	$(110,780)	$ 40,340

☒ Tax basis ☐ GAAP ☐ Section 704(b) book ☐ Other (explain)

M Partner's state of residence (if a full-year Wisconsin resident, items N, O, and P do not apply) WISCONSIN

N ☐ Check if partner's Wisconsin amount is determined by apportionment. Apportionment percentage ____ %

O ☐ Check if partner's Wisconsin amount is determined by separate accounting.

P ☐ Check if the partner is a nonresident and filed Form PW-2 to opt out of pass-through entity withholding.

Q Check applicable boxes: ☐ **Final 3K-1** ☐ **Amended 3K-1**

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under Wis. law	(e) Wis. source amount (see instructions)
1 Ordinary business income (loss)	137,658		137,658	
2 Net rental real estate income (loss)				
3 Other net rental income (loss)				
4 Guaranteed payments				
5 Interest income				
6 Ordinary dividends				
7 Royalties				
8 Net short-term capital gain (loss)				
9 Net long-term capital gain (loss)				
10a Net section 1231 gain (loss)				
10b Portion of the amount on line 10a attributable to gains on sales of farm assets				
11 Other income (loss) (list):				
12 Section 179 deduction				

IP-032 CS Professional Suite

Wisconsin Statements

Statement 1 - Form 3, Page 2, Line 13a, Column d - Contributions

Description	100%	50%	30%	20%	Total
CHARITY	$	$ 3,750	$	$	$ 3,750
TOTAL	$ 0	$ 3,750	$ 0	$ 0	$ 3,750

23

Form 3

WI Two Year Comparison Worksheet Page 1

2011 & 2012

Name: HORIZON ENTERPRISES LLC

Employer Identification Number: 45 0650901

		2011	2012	Differences
Economic Development Surcharge	Gross receipts			
	Net business income			
	Total economic development surcharge			
	Penalties and interest			
	Total payments			
	Tax due/-refund			
Schedule 3K Income and Deductions	Ordinary business income	15,483	206,508	191,025
	Net rental income (loss)			
	Other net rental income (loss)			
	Guaranteed payments			
	Interest income			
	Ordinary dividends			
	Royalties			
	Net short-term capital gains (loss)			
	Net long-term capital gains (loss)			
	Net section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction	-6,995		6,995
	Contributions		-3,750	-3,750
	Investment interest expense			
	Section 59(e)(2) expenditures			
	Other deductions			
	Other items			
	Total income (loss)	8,488	202,758	194,270
	Apportionment percentage	100.000000%	100.000000%	%
Form PW-1	Total pass-through income			
	Total withholding tax			
	Penalties and interest			
	Total payments			
	Tax due/-refund			
Form 1CNP	Nonresident partner income (loss)			
	Total tax			
	Tax withheld			
	Tax due/-refund			

Form **1065**
Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2011, or tax year beginning ...., ending ....

▶ See separate instructions.

OMB No. 1545-0099

2011

A Principal business activity: RESTORATION	Name of partnership: HORIZON ENTERPRISES LLC	**D** Employer identification number: 45-0650901
B Principal product or service: REHAB HOMES	Number, street, and room or suite no. If a P.O. box, see the instructions.: 3707 N RICHARDS UNIT 107	**E** Date business started: 10/19/2011
C Business code number: 238900	City or town, state, and ZIP code: MILWAUKEE WI 53212	**F** Total assets (see the instructions): $ 69,014

Print or type.

G Check applicable boxes: (1) [X] Initial return (2) [ ] Final return (3) [ ] Name change (4) [ ] Address change (5) [ ] Amended return
(6) [ ] Technical termination - also check (1) or (2)

H Check accounting method: (1) [ ] Cash (2) [X] Accrual (3) [ ] Other (specify) ▶

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ 2

J Check if Schedules C and M-3 are attached [ ]

Caution. Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Income	1a	Merchant card and third-party payments (including amounts reported on Form(s) 1099-K). For 2011, enter -0-	1a	0		
	b	Gross receipts or sales not reported on line 1a (see instructions)	1b	105,154		
	c	Total. Add lines 1a and 1b	1c	105,154		
	d	Returns and allowances plus any other adjustments to line 1a (see instructions)	1d			
	e	Subtract line 1d from line 1c	1e	105,154		
	2	Cost of goods sold (attach Form 1125-A)	2	60,352		
	3	Gross profit. Subtract line 2 from line 1e			3	44,802
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)			4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))			5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)			6	
	7	Other income (loss) (attach statement)			7	
	8	**Total income (loss).** Combine lines 3 through 7			8	44,802
Deductions (see the instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits)			9	
	10	Guaranteed payments to partners			10	
	11	Repairs and maintenance			11	685
	12	Bad debts			12	
	13	Rent			13	3,775
	14	Taxes and licenses			14	
	15	Interest			15	32
	16a	Depreciation (if required, attach Form 4562)	16a			
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	
	17	Depletion **(Do not deduct oil and gas depletion.)**			17	
	18	Retirement plans, etc.			18	
	19	Employee benefit programs			19	
	20	Other deductions (attach statement) SEE STATEMENT 1			20	24,827
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20			21	29,319
	22	**Ordinary business income (loss).** Subtract line 21 from line 8			22	15,483

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

▶ Signature of general partner or limited liability company member manager ▶ Date

May the IRS discuss this return with the preparer shown below (see instructions)? [X] Yes [ ] No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check [ ] if self-employed	PTIN
BRADLY E. POTTER	BRADLY E. POTTER	09/07/12		P00047766

Firm's name ▶ ANDREA & ORENDORFF LLP — Firm's EIN ▶ 39-1648207

Firm's address ▶ 6300 76TH ST STE 200, KENOSHA, WI 53142-4018 — Phone no. 262-657-7716

For Paperwork Reduction Act Notice, see separate instructions. Form **1065** (2011)

DAA

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box:		
a	☐ Domestic general partnership **b** ☐ Domestic limited partnership		
c	☒ Domestic limited liability company **d** ☐ Domestic limited liability partnership		
e	☐ Foreign partnership **f** ☐ Other ▶		
2	At any time during the tax year, was any partner in the partnership a disregarded entity, a partnership (including an entity treated as a partnership), a trust, an S corporation, an estate (other than an estate of a deceased partner), or a nominee or similar person?		X
3	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
4	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5	Did the partnership file Form 8893, Election of Partnership Level Tax Treatment, or an election statement under section 6231(a)(1)(B)(ii) for partnership-level tax treatment, that is in effect for this tax year? See Form 8893 for more details		X
6	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3	X	
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedule K-1.		
7	Is this partnership a publicly traded partnership as defined in section 469(k)(2)?		X
8	During the tax year, did the partnership have any debt that was cancelled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
9	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
10	At any time during calendar year 2011, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for Form TD F 90-22.1, Report of Foreign Bank and Financial Accounts. If "Yes," enter the name of the foreign country. ▶		X
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions.		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly-owned by the partnership throughout the tax year) ▶ ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ▶		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ▶		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ▶		
18a	Did you make any payments in 2011 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file all required Form(s) 1099?	X	
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ▶		

Designation of Tax Matters Partner (see instructions)

Enter below the general partner designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ▶	SCOTT MEYER	Identifying number of TMP ▶	391-88-8714
If the TMP is an entity, name of TMP representative ▶		Phone number of TMP ▶	262-308-4915
Address of designated TMP ▶	4245 N 52ND ST MILWAUKEE WI 53216		

Form 1065 (2011) HORIZON ENTERPRISES LLC 45-0650901 Page 4

Schedule K Partners' Distributive Share Items

Section	Line	Description		Line	Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 22)		1	15,483
	2	Net rental real estate income (loss) (attach Form 8825)		2	
	3a	Other gross rental income (loss)	3a		
	b	Expenses from other rental activities (attach statement)	3b		
	c	Other net rental income (loss). Subtract line 3b from line 3a		3c	
	4	Guaranteed payments		4	
	5	Interest income		5	
	6	Dividends: a Ordinary dividends		6a	
		b Qualified dividends	6b		
	7	Royalties		7	
	8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))		8	
	9a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))		9a	
	b	Collectibles (28%) gain (loss)	9b		
	c	Unrecaptured section 1250 gain (attach statement)	9c		
	10	Net section 1231 gain (loss) (attach Form 4797)		10	
	11	Other income (loss) (see instructions) Type ▶		11	
Deductions	12	Section 179 deduction (attach Form 4562) SEE STATEMENT 2		12	6,995
	13a	Contributions		13a	
	b	Investment interest expense		13b	
	c	Section 59(e)(2) expenditures: (1) Type ▶ (2) Amount ▶		13c(2)	
	d	Other deductions (see instructions) Type ▶		13d	
Self-Employment	14a	Net earnings (loss) from self-employment		14a	15,483
	b	Gross farming or fishing income		14b	
	c	Gross nonfarm income		14c	44,802
Credits	15a	Low-income housing credit (section 42(j)(5))		15a	
	b	Low-income housing credit (other)		15b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468)		15c	
	d	Other rental real estate credits (see instructions) Type ▶		15d	
	e	Other rental credits (see instructions) Type ▶		15e	
	f	Other credits (see instructions) Type ▶		15f	
Foreign Transactions	16a	Name of country or U.S. possession ▶			
	b	Gross income from all sources		16b	
	c	Gross income sourced at partner level		16c	
		Foreign gross income sourced at partnership level			
	d	Passive category ▶ e General category ▶ f Other ▶		16f	
		Deductions allocated and apportioned at partner level			
	g	Interest expense ▶ h Other ▶		16h	
		Deductions allocated and apportioned at partnership level to foreign source income			
	i	Passive category ▶ j General category ▶ k Other ▶		16k	
	l	Total foreign taxes (check one): ▶Paid ☐ Accrued ☐		16l	
	m	Reduction in taxes available for credit (attach statement)		16m	
	n	Other foreign tax information (attach statement)			
Alternative Minimum Tax (AMT) Items	17a	Post-1986 depreciation adjustment		17a	
	b	Adjusted gain or loss		17b	
	c	Depletion (other than oil and gas)		17c	
	d	Oil, gas, and geothermal properties – gross income		17d	
	e	Oil, gas, and geothermal properties – deductions		17e	
	f	Other AMT items (attach statement)		17f	
Other Information	18a	Tax-exempt interest income		18a	
	b	Other tax-exempt income		18b	
	c	Nondeductible expenses SEE STATEMENT 3		18c	429
	19a	Distributions of cash and marketable securities		19a	
	b	Distributions of other property		19b	
	20a	Investment income		20a	
	b	Investment expenses		20b	
	c	Other items and amounts (attach statement)			

Form **1065** (2011)

DAA

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l						8,488
2	Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt organization	(vi) Nominee/Other
a	General partners						
b	Limited partners		8,488				

Schedule L Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash				8,094
2a	Trade notes and accounts receivable			60,920	
b	Less allowance for bad debts				60,920
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (attach statement)				
7a	Loans to partners (or persons related to partners)				
b	Mortgage and real estate loans				
8	Other investments (attach statement)				
9a	Buildings and other depreciable assets			6,995	
b	Less accumulated depreciation			6,995	0
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets (attach statement)				
14	Total assets				69,014
	Liabilities and Capital				
15	Accounts payable				947
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities (attach statement)				
18	All nonrecourse loans				
19a	Loans from partners (or persons related to partners)				
b	Mortgages, notes, bonds payable in 1 year or more				
20	Other liabilities (attach statement)				
21	Partners' capital accounts				68,067
22	Total liabilities and capital				69,014

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. Schedule M-3 may be required instead of Schedule M-1 (see instructions).

1	Net income (loss) per books	8,059	6	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		a	Tax-exempt interest$	
3	Guaranteed payments (other than health insurance)		7	Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):	
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize):		a	Depreciation $	
a	Depreciation $				
b	Travel and entertainment $ 429		8	Add lines 6 and 7	
		429	9	Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	8,488
5	Add lines 1 through 4	8,488			

Schedule M-2 Analysis of Partners' Capital Accounts

1	Balance at beginning of year		6	Distributions: a Cash	
2	Capital contributed: a Cash	60,008		b Property	
	b Property				
3	Net income (loss) per books	8,059	7	Other decreases (itemize):	
4	Other increases (itemize):		8	Add lines 6 and 7	
5	Add lines 1 through 4	68,067	9	Balance at end of year. Subtract line 8 from line 5	68,067

Form **1125-A** (December 2011) Department of the Treasury Internal Revenue Service

Cost of Goods Sold

▶ Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, and 1065-B.

OMB No. 1545-2225

Name	Employer identification number
HORIZON ENTERPRISES LLC	45-0650901

1	Inventory at beginning of year	1	
2	Purchases	2	59,455
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	897
6	**Total.** Add lines 1 through 5	6	60,352
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return (see instructions)	8	60,352

9a Check all methods used for valuing closing inventory:
- (i) ☐ Cost
- (ii) ☐ Lower of cost or market
- (iii) ☐ Other (Specify method used and attach explanation.) ▶

b Check if there was a writedown of subnormal goods ▶ ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ ☐

d If the LIFO inventory method was used for this tax year, enter the amount of closing inventory computed under LIFO | 9d |

e If property is produced or acquired for resale, do the rules of section 263A apply to the corporation? ☐ Yes ☐ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

For Paperwork Reduction Act Notice, see Instructions.

SCHEDULE B-1 (Form 1065)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ Attach to Form 1065. See instructions on back.

OMB No. 1545-0099

Name of partnership	Employer identification number (EIN)
HORIZON ENTERPRISES LLC	45-0650901

Part I Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
ZULIMA MURGADO	263-69-3830	UNITED STATES	66.660000

For Paperwork Reduction Act Notice, see the Instructions for Form 1065. **Schedule B-1 (Form 1065) (Rev. 12-2011)**

DAA

651111

PARTNER# 1

Schedule K-1 (Form 1065) **2011**

Department of the Treasury
Internal Revenue Service

For calendar year 2011, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0099

Partner's Share of Income, Deductions, Credits, etc.

▶ See back of form and separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number

45-0650901

B Partnership's name, address, city, state, and ZIP code

HORIZON ENTERPRISES LLC

3707 N RICHARDS UNIT 107
MILWAUKEE WI 53212

C IRS Center where partnership filed return

OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number

391-88-8714

F Partner's name, address, city, state, and ZIP code

SCOTT MEYER

4245 N 52ND ST
MILWAUKEE WI 53216

G ☐ General partner or LLC member-manager [X] Limited partner or other LLC member

H [X] Domestic partner ☐ Foreign partner

I What type of entity is this partner? INDIVIDUAL

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	33.340000%	33.340000%
Loss	33.340000%	33.340000%
Capital	33.340000%	33.340000%

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 316

L Partner's capital account analysis:

Beginning capital account	$
Capital contributed during the year	$ 58,286
Current year increase (decrease)	$ 2,687
Withdrawals & distributions	$ ( )
Ending capital account	$ 60,973

[X] Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?

☐ Yes [X] No

If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

No.	Item	Amount
1	Ordinary business income (loss)	5,162
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	* 2,332
13	Other deductions	
14	Self-employment earnings (loss)	A 5,162
		C 14,937
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	C* 143
19	Distributions	
20	Other information	

*See attached statement for additional information.

For IRS Use Only

For Paperwork Reduction Act Notice, see Instructions for Form 1065.
DAA

Schedule K-1 (Form 1065) 2011

HORIZONE 09/07/2012 2:27 PM

651111

PARTNER# 2

Schedule K-1 (Form 1065) **2011**

Department of the Treasury
Internal Revenue Service

For calendar year 2011, or tax year beginning ________ ending ________

Partner's Share of Income, Deductions, Credits, etc.

▶ See back of form and separate instructions.

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0099

Part I Information About the Partnership

A Partnership's employer identification number
45-0650901

B Partnership's name, address, city, state, and ZIP code
HORIZON ENTERPRISES LLC
3707 N RICHARDS UNIT 107
MILWAUKEE WI 53212

C IRS Center where partnership filed return
OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
263-69-3830

F Partner's name, address, city, state, and ZIP code
ZULIMA MURGADO
N93 W15408 HILLSIDE LN
MENOMONIE FALLS WI 53051

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I What type of entity is this partner? INDIVIDUAL

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	66.660000%	66.660000%
Loss	66.660000%	66.660000%
Capital	66.660000%	66.660000%

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 631

L Partner's capital account analysis:

Beginning capital account	$
Capital contributed during the year	$ 1,722
Current year increase (decrease)	$ 5,372
Withdrawals & distributions	$ ( )
Ending capital account	$ 7,094

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

No.	Item	Amount
1	Ordinary business income (loss)	10,321
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	* 4,663
13	Other deductions	
14	Self-employment earnings (loss)	A 10,321
		C 29,865
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	C* 286
19	Distributions	
20	Other information	

*See attached statement for additional information.

For IRS Use Only

For Paperwork Reduction Act Notice, see Instructions for Form 1065.

DAA

Schedule K-1 (Form 1065) 2011

Form **4562**

Department of the Treasury
Internal Revenue Service (99)

Depreciation and Amortization
(Including Information on Listed Property)

▶ See separate instructions. ▶ Attach to your tax return.

OMB No. 1545-0172
2011
Attachment Sequence No. 179

Name(s) shown on return: HORIZON ENTERPRISES LLC
Identifying number: 45-0650901

Business or activity to which this form relates: REGULAR DEPRECIATION

Part I Election To Expense Certain Property Under Section 179
Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	1	500,000
2	Total cost of section 179 property placed in service (see instructions)	2	6,995
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	3	2,000,000
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	0
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	500,000

6 (a) Description of property	(b) Cost (business use only)	(c) Elected cost
OZONE GENERATORS	6,995	6,995

7	Listed property. Enter the amount from line 29	7			
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7			8	6,995
9	Tentative deduction. Enter the **smaller** of line 5 or line 8			9	6,995
10	Carryover of disallowed deduction from line 13 of your 2010 Form 4562			10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5 (see instructions)			11	15,483
12	Section 179 expense deduction. Add lines 9 and 10, but do not enter more than line 11			12	6,995
13	Carryover of disallowed deduction to 2012. Add lines 9 and 10, less line 12 ▶	13			

Note: Do not use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Do not include listed property.) (See instructions)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year (see instructions)	14	
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III MACRS Depreciation (Do not include listed property.) (See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2011	17	0
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here ▶ ☐		

Section B—Assets Placed in Service During 2011 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only–see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C—Assets Placed in Service During 2011 Tax Year Using the Alternative Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 40-year			40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations—see instructions	22	
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

For Paperwork Reduction Act Notice, see separate instructions. Form **4562** (2011)

THERE ARE NO AMOUNTS FOR PAGE 2

Statement 1 - Form 1065, Page 1, Line 20 - Other Deductions

Description	Amount
ADVERTISING	$ 8,814
BANK CHARGES	326
AUTO REIMBURSEMENTS	5,506
OUTSIDE SERVICES	4,028
INSURANCE	410
OFFICE EXPENSES	1,084
PROFESSIONAL FEES	30
TELEPHONE	970
SUPPLIES	528
TRAVEL	22
UTILITIES	1,368
MISCELLANEOUS	212
MEALS AND ENTERTAIN (50%)	429
ORGANIZATION COSTS	1,100
TOTAL	$ 24,827

Statement 2 - Form 1065, Schedule K, Line 12 - Section 179 Deduction

Description	Amount
SECTION 179 - PERSONAL PROP	$ 6,995
TOTAL	$ 6,995

Statement 3 - Form 1065, Schedule K, Line 18c - Nondeductible Expenses

Description	Amount
NONDEDUCTIBLE MEALS AND ENTERTAINMENT	$ 429
TOTAL	$ 429

HORIZON ENTERPRISES LLC
3707 N RICHARDS UNIT 107
MILWAUKEE, WI 53212

Electing out of the Bonus Depreciation Allowance for All Eligible Depreciable Property

The taxpayer elects out of the first-year bonus depreciation allowance under IRC section 168(k) for all eligible asset classes of depreciable property acquired after December 31, 2007. This election applies to all eligible depreciation property placed in service during the tax year.

Form **7004** (Rev. November 2011) Department of the Treasury Internal Revenue Service

Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns

▶ File a separate application for each return.
▶ See separate instructions.

OMB No. 1545-0233

Print or Type

Name: HORIZON ENTERPRISES LLC
Identifying number: 45-0650901

Number, street, and room or suite no. (If P.O. box, see instructions.)
3707 N RICHARDS UNIT 107

City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code)).
MILWAUKEE WI 53212

Note. File request for extension by the due date of the return for which the extension is granted. See instructions before completing this form.

Part I Automatic 5-Month Extension

1a Enter the form code for the return that this application is for (see below) 09

Application Is For:	Form Code	Application Is For:	Form Code
Form 1065	09	Form 1041 (estate other than a bankruptcy estate)	04
Form 8804	31	Form 1041 (trust)	05

Part II Automatic 6-Month Extension

b Enter the form code for the return that this application is for (see below) ....

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041-N	06	Form 1120-REIT	23
Form 1041-QFT	07	Form 1120-RIC	24
Form 1042	08	Form 1120S	25
Form 1065-B	10	Form 1120-SF	26
Form 1066	11	Form 3520-A	27
Form 1120	12	Form 8612	28
Form 1120-C	34	Form 8613	29
Form 1120-F	15	Form 8725	30
Form 1120-FSC	16	Form 8831	32
Form 1120-H	17	Form 8876	33
Form 1120-L	18	Form 8924	35
Form 1120-ND	19	Form 8928	36

2 If the organization is a foreign corporation that does not have an office or place of business in the United States, check here .... ▶ ☐

3 If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here .... ▶ ☐
If checked, attach a schedule, listing the name, address, and Employer Identification Number (EIN) for each member covered by this application.

Part III All Filers Must Complete This Part

4 If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here .... ▶ ☐

5a The application is for calendar year 2011, or tax year beginning ...., and ending ....

b **Short tax year.** If this tax year is less than 12 months, check the reason:
☐ Initial return ☐ Final return ☐ Change in accounting period ☐ Consolidated return to be filed

6 Tentative total tax	6	0
7 **Total** payments and credits (see instructions)	7	
8 **Balance due.** Subtract line 7 from line 6 (see instructions)	8	

For Privacy Act and Paperwork Reduction Act Notice, see separate Instructions. Form **7004** (Rev. 11-2011)

Form **3** **Wisconsin Partnership and Economic Development Surcharge Return** **2011**

For 2011 or taxable year beginning ____________ (MMDDCCYY) and ending ____________ (MMDDCCYY)

Complete form using BLACK INK. **Due Date:** 15th day of 4th month following close of taxable year.

DO NOT STAPLE OR BIND

Name: HORIZON ENTERPRISES LLC

Number and Street: 3707 N RICHARDS UNIT 107 | Suite Number:

City: MILWAUKEE | State: WI | ZIP (+ 4 digit suffix if known): 53212

A Federal Employer ID Number: 45 0650901

B Business Activity (NAICS) Code: 238900

C State of Formation and Year: Enter abbreviation of state in box, or if a foreign country, enter below. WI | 2011 (CCYY)

D Check ✓ type of entity that is filing this return:

1 ___ General partnership
2 ___ Limited liability partnership
3 ___ Limited partnership
4 X Limited liability company
5 ___ Dairy cooperative filing Form 3 solely for purposes of computing and allocating dairy cooperatives credit
6 ___ Other (explain below) ____________

Check ✓ if applicable and see instructions:

E X If you have an extension of time to file, enter the extended due date 09172012 (MMDDCCYY)

F ___ If this is an amended return, include an explanation of the changes.

G ___ If you are filing a Form 1CNP on behalf of nonresident partners.

H X If you have related entity expenses and are required to file Schedule RT with this return.

I ___ If the partnership has terminated. J ___ If this is the first return.

K Number of partners ▶ 2 L Number of nonresident partners ▶ ______

IF NO ENTRY, LEAVE BLANK

ENTER NEGATIVE NUMBERS LIKE THIS → -1000 NOT LIKE THIS → (1000) NO COMMAS; NO CENTS

Part I Computation of Surcharge – Fill Out **ONLY** If Partnership Has Gross Receipts of $4 Million or More

Line	Description	No.	Amount
1	Enter the partnership gross receipts from trade or business activities (see instructions)	1	.00
2	Enter the net business income (do not include net farm profit or loss; see instructions)	2	.00
3	Wisconsin apportionment percentage (from Form 4A-1 or Form 4A-2). **This is a required field.** If apportionment does not apply, enter "100.0000%." If percentage is from Form 4A-2, check (✓) the space after the arrow ▶ ___	3	%
4	Multiply line 2 by line 3. This is Wisconsin net business income	4	.00
5	Enter the greater of $25 or 0.2% (0.002) of the amount on line 4, but not more than $9,800. This is your economic development surcharge	5	.00

Amount Due or Refund

Line	Description	No.	Amount
6	Estimated economic development surcharge payments and/or payments from Form WT-11	6	.00
7	Withholding from Form W-2G	7	.00
8	Amended Return Only – amount previously paid	8	.00
9	Add lines 6 through 8	9	.00
10	Amended Return Only – amount previously refunded	10	.00
11	Subtract line 10 from 9	11	.00
12	Underpayment interest due (from Form 3U, line 18). If you annualized income on Form 3U, check (✓) the space after the arrow ▶ ___	12	.00
13	**Amount due.** If the total of lines 5 and 12 is larger than line 11, enter amount owed	13	0 .00
14	**Overpayment.** If line 11 is larger than the total of lines 5 and 12, enter amount overpaid	14	.00
15	Enter amount of line 14 you want credited on 2012 estimated economic development surcharge — 15: .00		
16	Subtract line 15 from line 14. **This is your refund**	16	.00

IP-030i
CS Professional Suite

17 Wisconsin property	17	6995 .00
18 Total company property	18	6995 .00
19 Wisconsin payroll	19	.00
20 Total company payroll	20	.00
21 Wisconsin sales	21	105154 .00
22 Total company sales	22	.00

Part II Schedule 3K – Partners' Distributive Share Items

	(a) Distributive share items		(b) Federal amount	(c) Adjustment		(d) Amount under WI law
Income (Loss)	(1) Ordinary business income (loss)	(1)	15483 .00	.00	(1)	15483 .00
	(2) Net rental real estate inc. (loss) (att. Form 8825)	(2)	.00	.00	(2)	.00
	(3) Other net rental income (loss) (attach schedule)	(3)	.00	.00	(3)	.00
	(4) Guaranteed payments	(4)	.00	.00	(4)	.00
	(5) Interest income	(5)	.00	.00	(5)	.00
	(6) Ordinary dividends	(6)	.00	.00	(6)	.00
	(7) Royalties	(7)	.00	.00	(7)	.00
	(8) Net short-term capital gain (loss)	(8)	.00	.00	(8)	.00
	(9) Net long-term capital gain (loss)	(9)	.00	.00	(9)	.00
	(10) Net section 1231 gain (loss) (att. Form 4797)	(10)	.00	.00	(10)	.00
	(11) Other income (loss) (attach schedule)	(11)	.00	.00	(11)	.00

	(a) Distributive share items		(b) Federal amount	(c) Adjustment		(d) Amount under WI law
Other Deductions	(12) Section 179 deduction (attach Form 4562)	(12)	6995 .00	.00	(12)	6995 .00
	13 a Contributions		.00	.00		.00
	b Investment interest expense		.00	.00		.00
	c Section 59(e)(2) expenditures					
	(1) Type					
	(2) Amount		.00	.00		.00
	(d) Other deductions (attach schedule)	(d)	.00	.00	(d)	.00
	14 Net earnings (loss) from self employment		15483 .00			



Credits

15	a Schedule	.00
	b Schedule	.00
	c Schedule	.00
	d Schedule	.00
	e Schedule	.00
	f Schedule	.00
	g Schedule	.00
	h Schedule	.00
	i Schedule	.00
	j Schedule	.00
	k Schedule	.00
	l Schedule	.00
	m Schedule	.00
	n Schedule	.00
	(o) Tax paid to other states (enter postal abbreviation of state) (1)	(1) .00
	(2)	(2) .00
	(3)	(3) .00
	(p) Wisconsin tax withheld	(p) .00

Foreign Transactions

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under WI law
16 a Name of country or U.S. possession			
b Gross income from all sources	.00	.00	.00
c Gross income sourced at partner level	.00	.00	.00
Foreign gross income sourced at partnership level:			
d Passive category	.00	.00	.00
e General category	.00	.00	.00
f Other (attach statement)	.00	.00	.00
Deductions allocated and apportioned at partner level:			
g Interest expense	.00	.00	.00
h Other	.00	.00	.00
Deductions allocated and apportioned at partnership level to foreign source income:			
i Passive category	.00	.00	.00
j General category	.00	.00	.00
k Other (attach statement)	.00	.00	.00
l Total foreign taxes (check one): (check one): ___ Paid ___ Accrued	.00	.00	.00
m Reduction in taxes available for credit (attach statement)	.00	.00	.00
n Other foreign tax information (attach statement)	.00	.00	.00



		(a) Distributive share items		(b) Federal amount	(c) Adjustment		(d) Amount under WI law
Alternative Minimum Tax (AMT) Items	17 a	Post-1986 depreciation adjustment		.00	.00		.00
	b	Adjusted gain or loss		.00	.00		.00
	c	Depletion (other than oil and gas)		.00	.00		.00
	d	Oil, gas, & geothermal properties – gross income		.00	.00		.00
	e	Oil, gas, and geothermal properties – deductions		.00	.00		.00
	f	Other AMT items (attach schedule)		.00	.00		.00
Other	18 (a)	Tax-exempt interest income	18 (a)	.00	.00	(a)	.00
	(b)	Other tax-exempt income	(b)	.00	.00	(b)	.00
	(c)	Nondeductible expenses	(c)	429.00	.00	(c)	429.00
	19 (a)	Distributions of cash and marketable securities	19 (a)	.00	.00	(a)	.00
	(b)	Distributions of other property	(b)	.00	.00	(b)	.00
	20 a	Investment income		.00	.00		.00
	b	Investment expenses		.00	.00		.00
	c	Other items and amounts (attach schedule)					.00
	21 (a)	Related entity expense addback				(a)	.00
	(b)	Related entity expense allowable				(b)	.00
	(22)	Income (loss) (see instructions)		8488.00		(22)	8488.00
	(23)	Gross income (before deducting expenses) from all activities				(23)	105154.00

Person to contact concerning this return:	Phone #:	Fax #:
SCOTT MEYER	262-308-4915	

Under penalties of law, I declare that this return and all attachments are true, correct, and complete to the best of my knowledge and belief.

Signature of General Partner	Date	Signature of Preparer	Date
▶		BRADLY E. POTTER	

If you are not filing electronically, paper clip (don't staple or bind) a copy of your federal Form 1065, any accompanying schedules, and Schedules 3K-1.

File electronically through the Federal/State E-Filing Program, or

Mail to: Wisconsin Department of Revenue
If partnership completed Part I .... PO Box 8908, Madison, WI 53708-8908
If partnership only completed Part II .... PO Box 8965, Madison, WI 53708-8965



HORIZONE 09/07/2012 2:27 PM

Schedule **3K-1**

Wisconsin Department of Revenue

Partner's Share of Income, Deductions, Credits, etc.

For 2011 or taxable year beginning ______________, and ending ______________

PARTNER# 1

2011

Part I Information About the Partnership

A Partnership's federal employer ID number

45 0650901

B Partnership's name, address, city, state, and ZIP code

HORIZON ENTERPRISES LLC
3707 N RICHARDS UNIT 107
MILWAUKEE WI 53212

C IRS center where partnership filed return

OGDEN, UT

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number

391 88 8714

F Partner's name, address, city, state, and ZIP code

SCOTT MEYER
4245 N 52ND ST
MILWAUKEE WI 53216

G ☐ General partner or LLC member-manager
☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I What type of entity is this partner? INDIVIDUAL

(The following part of item I is optional): If known that this partner is a disregarded entity or grantor trust, enter name and identifying number of the taxpayer to whom this income will be reported:

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	33.340000%	33.340000%
Loss	33.340000%	33.340000%
Capital	33.340000%	33.340000%

K Partner's share of liabilities at the year end:

Nonrecourse .... $

Qualified nonrecourse financing ..... $

Recourse .... $ 316

L Partner's capital account analysis:

Beginning capital account	Capital contributed during the year	Current year increase (decrease)	Withdrawals and distributions	Ending capital account
$	$ 58,286	$ 2,687	$ ( )	$ 60,973

☒ Tax basis ☐ GAAP ☐ Section 704(b) book ☐ Other (explain)

M Partner's state of residence (if a full-year Wisconsin resident, items N, O, and P do not apply) ... WISCONSIN

N ☐ Check if partner's Wisconsin amount is determined by apportionment. Apportionment percentage .... ______%

O ☐ Check if partner's Wisconsin amount is determined by separate accounting.

P ☐ Check if the partner is a nonresident and filed Form PW-2 to opt out of pass-through entity withholding.

Q Check applicable boxes: ☐ **Final 3K-1** ☐ **Amended 3K-1**

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under WI law	(e) WI source amount (see instructions)
1 Ordinary business income (loss)	5,162		5,162	
2 Net rental real estate income (loss)				
3 Other net rental income (loss)				
4 Guaranteed payments				
5 Interest income				
6 Ordinary dividends				
7 Royalties				
8 Net short-term capital gain (loss)				
9 Net long-term capital gain (loss)				
10a Net section 1231 gain (loss)				
10b Portion of the amount on line 10a attributable to gains on sales of farm assets				
11 Other income (loss) (list):				
12 Section 179 deduction	2,332		2,332	

IP-032 CS Professional Suite

PARTNER# 1 SCOTT MEYER

2011 Schedule 3K-1 HORIZON ENTERPRISES LLC 45 0650901

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under WI law	(e) WI source amount (see instructions)
13 Other deductions (list):				
14 Self-employment earnings (loss)	5,162			
15 a Schedule				
b Schedule				
c Schedule				
d Schedule				
e Schedule				
f Schedule				
g Schedule				
h Schedule				
i Schedule				
j Schedule				
k Schedule				
l Schedule				
m Schedule				
n Schedule				
o Tax paid to other states (1)				
(2)				
(3)				
p Wisconsin tax withheld				
16 Foreign transactions (list):				
17 Alternative minimum tax (AMT) items (list):				
18 a Tax-exempt interest income				
b Other tax-exempt income				
c Nondeductible expenses (list): NONDEDUCTIBLE MEALS AND ENTER	143		143	
19 Distributions (list):				
20 Other information (list):				
21 a Related entity expense addback				
b Related entity expense allowable				
22 Gross income (before deducting expenses) from all activities			35,058	

Part IV Partner's Share of Apportionment Factors (applies to partners that are corporations, partnerships, or LLCs)

(a) Indicate factor used	(b) Wisconsin	(c) Total company
23 First factor:		
24 Second factor:		
25 Third factor:		

Schedule **3K-1** Wisconsin Department of Revenue

Partner's Share of Income, Deductions, Credits, etc.

PARTNER# 2

2011

For 2011 or taxable year beginning ______, and ending ______

Part I Information About the Partnership

A Partnership's federal employer ID number
45 0650901

B Partnership's name, address, city, state, and ZIP code
HORIZON ENTERPRISES LLC
3707 N RICHARDS UNIT 107
MILWAUKEE WI 53212

C IRS center where partnership filed return
OGDEN, UT

D [ ] Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
263 69 3830

F Partner's name, address, city, state, and ZIP code
ZULIMA MURGADO
N93 W15408 HILLSIDE LN
MENOMONIE FALLS WI 53051

G [ ] General partner or LLC member-manager
[X] Limited partner or other LLC member

H [X] Domestic partner [ ] Foreign partner

I What type of entity is this partner? INDIVIDUAL
(The following part of item I is optional): If known that this partner is a disregarded entity or grantor trust, enter name and identifying number of the taxpayer to whom this income will be reported:

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	66.660000%	66.660000%
Loss	66.660000%	66.660000%
Capital	66.660000%	66.660000%

K Partner's share of liabilities at the year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 631

L Partner's capital account analysis:

Beginning capital account	Capital contributed during the year	Current year increase (decrease)	Withdrawals and distributions	Ending capital account
$	$ 1,722	$ 5,372	$( )	$ 7,094

[X] Tax basis [ ] GAAP [ ] Section 704(b) book [ ] Other (explain)

M Partner's state of residence (if a full-year Wisconsin resident, items N, O, and P do not apply) WISCONSIN

N [ ] Check if partner's Wisconsin amount is determined by apportionment. Apportionment percentage ______%

O [ ] Check if partner's Wisconsin amount is determined by separate accounting.

P [ ] Check if the partner is a nonresident and filed Form PW-2 to opt out of pass-through entity withholding.

Q Check applicable boxes: [ ] **Final 3K-1** [ ] **Amended 3K-1**

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under WI law	(e) WI source amount (see instructions)
1 Ordinary business income (loss)	10,321		10,321	
2 Net rental real estate income (loss)				
3 Other net rental income (loss)				
4 Guaranteed payments				
5 Interest income				
6 Ordinary dividends				
7 Royalties				
8 Net short-term capital gain (loss)				
9 Net long-term capital gain (loss)				
10a Net section 1231 gain (loss)				
10b Portion of the amount on line 10a attributable to gains on sales of farm assets				
11 Other income (loss) (list):				
12 Section 179 deduction	4,663		4,663	

IP-032 CS Professional Suite

PARTNER# 2 ZULIMA MURGADO

2011 Schedule 3K-1 HORIZON ENTERPRISES LLC 45 0650901 Page 2 of 2

(a) Distributive share items	(b) Federal amount	(c) Adjustment	(d) Amount under WI law	(e) WI source amount (see instructions)
13 Other deductions (list):				
14 Self-employment earnings (loss)	10,321			
15 a Schedule				
b Schedule				
c Schedule				
d Schedule				
e Schedule				
f Schedule				
g Schedule				
h Schedule				
i Schedule				
j Schedule				
k Schedule				
l Schedule				
m Schedule				
n Schedule				
o Tax paid to other states (1)				
(2)				
(3)				
p Wisconsin tax withheld				
16 Foreign transactions (list):				
17 Alternative minimum tax (AMT) items (list):				
18 a Tax-exempt interest income				
b Other tax-exempt income				
c Nondeductible expenses (list): NONDEDUCTIBLE MEALS AND ENTER	286		286	
19 Distributions (list):				
20 Other information (list):				
21 a Related entity expense addback				
b Related entity expense allowable				
22 Gross income (before deducting expenses) from all activities			70,096	

Part IV Partner's Share of Apportionment Factors (applies to partners that are corporations, partnerships, or LLCs)

	(a) Indicate factor used	(b) Wisconsin	(c) Total company
23 First factor:			
24 Second factor:			
25 Third factor:			

Wisconsin Statements

Statement 1 - Form 3, Page 4, Line 18c, Column d - Nondeductible Expenses

Description	Amount
NONDEDUCTIBLE MEALS AND ENTERTAINMENT	$ 429
TOTAL	$ 429

Rapid Restoration and remodel was started by Horizon Enterprises LLC

Horizon Enterprises LLC was formed in March of 2011 by three dividuals with a combined industry experience of 40 Years and over 1000 satisfied customers. During 2011 they formulated their new business model, and initiated a strong Public Relations and Marketing program. The Company spent 10,000+ hours improving their approach and developing their concept. In November 2011 they commenced sales activity and laid out the groundwork for the next five years. In the last two months of 2011 they received about $100,000 plus in orders. Following the proven model: for 2012 they had $917,000 in deposits and showed a profit of $200,069. In the first five months of 2013 they had sales of $1.8 million and profit is projected at $400,000. All this was completed with only a slight increase of 5% in overhead.

Their mission is:

- Perform for our customers the highest level of quality construction services at fair and market competitive prices.
- Ensure the longevity of our company through repeat and referral business achieved by customer satisfaction in all areas including timeliness, attention to detail and service-minded attitudes.
- Maintain the highest levels of professionalism, integrity, honesty and fairness in our relationships with our suppliers, subcontractors, professional associates and customers.

H

Scott P. Meyer

Harvestpropertymanagement@gmail.com

Present
6633 W Mill Road
Milwaukee, WI 53218

Phone
Work: (262) 308-4915

Employment History

Horizon Enterprises, LLC & Fire Recovery a div. of Horizon — Dates of Operation: March 2011 to Present
6633 W Mill Road, Milwaukee, WI 53218
Phone: (262) 308-4915, (414) 353-5911 office, (414) 353-4261 fax
Position Title: ***Partner/Owner***

- Contracting of commercial & residential restoration projects caused by fire, water, wind, & mold losses.
- Licensed Xactimate Estimator (3-D project modeling & estimating software).
- Implementing critical path scheduling to ensure project renovation tasks completed by set deadlines.
- Administrator for all contracting, accounting, banking, insurance reviews, and property inspections.

Wellspring Rentals, LLC & Harvest Property Management, LLC — Dates of Operation: January 2009 to Present
6633 W Mill Road, Milwaukee, WI 53218
Phone: (262) 308-4915, (414) 353-5911 office, (414) 353-4261 fax
Position Title: ***Owner***

- Own, restore, and manage residential property throughout Southeastern Wisconsin.
- Assisting and educating families about personal money and credit management.
- Encouraging and guiding families towards affordable home ownership.

Harvest Investors, LLC — Dates Employed: June 2007 to January 2009
5024 Green Bay Rd. Ste 140, Kenosha
Supervisor: James Walter Phone: (262) 620-1892
Position Title: ***Vice President***

- Development planning and submission to town, village, and county zoning committees and boards.
- Presentation preparation and investor networking.
- Project due diligence research relating to timelines, environmental considerations, zoning changes/variances, marketing, and insurance.

REM Wisconsin, Inc — Dates Employed: July 2001 to June 2007
2005 West Beltline Highway Ste 100, Madison
Supervisor: Jeanean Hirsch HR Manager Tami Vroman Phone: (608) 276-0102

Position Title: ***Supported Living Director / Program Manager*** — Promoted: Aug 2004

- Directed and trained a team of 4-6 supervisors overseeing the residential needs of 25-30 developmentally disabled individuals with complex medical, emotional, and mental health needs.
- Liaison between families, case managers, and vocational agencies to establish and maintain existing and new community based homes/programs.
- Supported clients and families through challenging situations (medical & behavioral emergencies).
- Created, followed, and adhered to strict program budgets while creatively maintaining client supports.

Position Title: ***Program Coordinator*** — Promoted: Aug 2003

- Oversaw, trained, and scheduled staff for two different 24hr/7day week programs for 10 clients.

Position title: ***Home Coordinator*** — Promoted: March 2003

- On-site supervisor for clustered living arrangement for 8 clients

Position title: ***Direct Support Employee*** — Hired: July 2001

- Direct care for clients in their homes; cooking, cleaning, medication administration, petty cash balancing, community and home activities etc.

Education

University of Wisconsin Madison
Bachelor of Arts, May 2003
Double Major: Communication Arts and Theater

2

Management Statement

Scott Meyer
Chief Financial Officer
Horizon Enterprises, LLC
dba Fire Recovery
6633 W Mill Rd

April 16, 2013

Horizon is dramatically changing the restoration industry in Southeastern Wisconsin. Finally, families and businesses that experience one of life's most traumatic events, a fire or flood loss, have a powerful advocate and steward to walk them through the entire restoration process. Horizon is providing the key to any family or business loss in Wisconsin and ultimately the Midwest; *client represented loss adjusting* before restoration. When we formed our Horizon team in early 2011, it became overwhelmingly apparent that almost all disaster loss victims intrinsically trusted their insurance provider to lead them through the claim process; from interpreting their loss for them, settling losses without representation, and even recommending preferred contractors. We were watching families and businesses lose tens of thousands, if not hundreds of thousands of dollars because they did not understand their insurance policies, and certainly did not understand that their best interest often did not align with the business interest of their policy provider.

What makes us different from our competitors? What makes us the best option for our clients? Our public adjusting product enhanced by our contractor knowledge and experience. We are expert at residential and business policy interpretation, and when we work for our clients, we only represent our clients. An insurance claim is extremely detailed, complicated, and simply overwhelming for most people. We are a passionate advocate for our clients; we frequently reverse loss denials, and always maximize what is owed, sometimes increasing settlements by 2 to 3 times what an insurance company initially dictates.

My goal is to help as many families and businesses throughout Wisconsin, and ultimately the Midwest as possible. I believe in people being dealt with fairly, and will always push with all my strength to ensure my customers receive what is rightfully due them. This key ingredient, mixed with years of contracting experience, means I can build and restore to my customers a better home and/or business.

As a team, we entered the 2013 year with the goal of expanding from the City of Milwaukee into the Milwaukee suburbs, and the Kenosha/Racine corridor. People and businesses immediately recognized our value and integrity; our gross sales in contracts during the first quarter of 2013 were larger than the entire 2012 year. We are rapidly expanding our capacity to help others while laying the foundation for a long term Adjusting/Restoration company. We are currently laying the groundwork to expand into the Madison market by year end, with the goal of being a Wisconsin statewide company by the end of 2014. In five years, we anticipate expanding throughout the Midwest through franchising our unique approach to fire and flood restoration. We have quickly established a strong and healthy presence in Southeastern Wisconsin, and it is our mission to continue expanding and reaching those who need our expertise.

Sincerely

Scott Meyer

Code of Ethics

To Mr. Scott Meyer: CFO of Horizon Enterprises, LLC dba Fire Recovery. And Rapid Restoration and Remodel Inc. date 7/15/13

A. Overview

This Code of Ethics and Business Conduct (the "Code") embodies the commitment of Fire Recovery LLC to conduct our business in accordance with all applicable laws, rules and regulations and the highest ethical standards. All Executive Officers (as defined below) and members of the Board of Directors of the Company (Directors) are expected to adhere to the principles and procedures set forth in this Code that applies to them. We also expect the consultants and advisors we retain generally to abide by this Code. (For purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, this Code is the Company's code of ethics for senior financial and executive officers.) For purposes of this Code, the term "Executive Officer" is defined to include, without limitation, the Company's President, Chief Executive Officer, Chief Financial Officer (principal financial/accounting officer), Chief Operating Officer, any Vice-President, Controller, Secretary, Treasurer and any other personnel performing similar functions. .Our Scor offering or U-7 is exempt from any SEC filing. However the company will abide by this Code of Ethics

B. Basic Standard of Ethics

Executive Officers and Directors shall observe the highest standards of ethical conduct. In the performance of their duties, they shall protect and foster shareholder value through fair dealings, complete honesty and full disclosure in all manners of business. Executive Officers and Directors shall maintain the highest standards of integrity, both in the workplace and outside the workplace, fully observing all laws and applicable regulations.

C. Conflicts of Interest

Executive Officers and Directors shall avoid all conflicts of interest. A "conflict of interest" occurs when an individual's private interest improperly interferes with the interests of the Company or when an Executive Officer or Director faces a choice between what is in their best personal interest (financial or otherwise) and the interest of the Company. In particular, an Executive Officer or Director must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including loans or guarantees of obligations, from any person or entity.

When a conflict of interest arises, it is important that each Executive Officer and Director act with great care to avoid even the appearance that their actions were not in the best interests of the Company. If an Executive Officer or Director is faced with a situation in which their objectivity may be questioned because of individual interests or family or personal relationships, the Executive Officer or Director must immediately notify an Ethics Contact (as defined in Section III).

Any Executive Officer or Director who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with an Ethics Contact.

D. Loans

The Company prohibits the loan, in any form, of money to Executive Officers or Directors. This prohibition includes any guarantee by the Company of a loan to an Executive Officer or Director from a third party.

E. Personal Finances

Executive Officers and Directors are required to ensure that their personal finances and personal financial dealings are prudent and do not place the Executive Officer or Director in a potentially compromising position as it relates to the Company's interests.

F. Public Disclosure (our Scor or U-7 offering is exempt from any SEC filing)

It is the Company's policy that the information in its public communications, including all filings and periodic reports submitted to the U.S. Securities and Exchange Commission (the "SEC"), be full, fair, accurate, timely and understandable. To this end, the Company has established disclosure controls and procedures. Executive Officers who are involved in the Company's disclosure process are responsible for acting in furtherance of these policies and procedures. In particular, these individuals are required to: (i) maintain familiarity with the disclosure requirements applicable to the Company; (ii) oversee the Company's disclosure controls and procedures to ensure that information required to be disclosed in the Company's filings to the SEC is identified and processed on a timely basis; and (iii) take steps to regularly obtain and evaluate information in their area of responsibility. These individuals (and Executive Officers and Directors generally) are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors. In addition, any Executive Officer who has a supervisory role in the Company's disclosure process has an obligation to discharge his or her responsibilities diligently.

G. Compliance with Laws, Rules and Regulations

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Executive Officer and Director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

Generally, it is both illegal and against Company policy for any Executive Officer or Director who is aware of material nonpublic information relating to the Company, any of the Company's clients or any other private or governmental issuer of securities to buy or sell any securities of those issuers, or recommend that another person buy, sell or hold the securities of those issuers.

More detailed rules governing the trading of securities by the Company's Executive Officers and Directors are set forth in the Company's policy on insider trading. Any Executive Officer or Director who is uncertain about the legal rules involving his or her purchase or sale of any Company securities or any securities in issuers that he or she is familiar with by virtue of his or her work for the Company should consult with the Company's General Counsel (in the absence of a General Counsel, Executive Officers and Directors should report any irregularity or breach to the Company's outside counsel that prepares its periodic reports under the U.S. securities laws) before making any such purchase or sale.

H. Protection and Proper Use of Company Assets

All Executive Officers and Directors should protect the Company's assets and ensure their efficient use. All Company assets should be used for legitimate business purposes only. The Company's Executive Officers must ensure the maintenance of internal controls to provide guidance and overall protection of company assets, financial integrity and reporting accuracy.

Executive Officers may not: (i) make personal use of Company assets which create any additional cost for, interfere with work duties or violates any Company policies; (ii) manipulate financial accounts, records or reports for personal gain or otherwise; or (iii) maintain off-the-book accounts to facilitate questionable or illegal payments. Executive Officers must: (i) prepare all corporate and governmental reports and documents with accurate information (such documents shall include, but shall not be limited to, periodic reports and other filings in connection with the U.S. securities laws and documents prepared for the U.S. (our U-7 offering is exempt from any SEC filing)

Food and Drug Administration and similar organizations in other countries); (ii) maintain books, accounts and records according to generally accepted accounting principles, using enough detail to reflect accurately and fairly company transactions; (iii) record transactions in a timely manner, so that no misleading financial information is created (these transactions include, but are not limited to: income, expense, indebtedness, obligation, reserves and acquisition or disposition of assets); and (iv) establish internal financial controls that are documented and reviewed for their integrity and application quarterly by the appropriate Executive Officers before submission of quarterly SEC filings. Should any irregularities, non-compliance with internal controls or abuses be observed, the observing Executive Officer should report such directly to an Ethics Contact.

SECTION II

A. Corporate Opportunities

Executive Officers and Directors owe a duty to the Company to advance the Company's legitimate business interests when the opportunity to do so arises. Executive Officers and Directors are prohibited from taking for themselves (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, Executive Officers and Directors are prohibited from using corporate property, information or position for personal gain or competing with the Company. Any use of Company property or services that is not solely for the benefit of the Company must be approved beforehand through the Ethics Contact.

B. Confidentiality

In carrying out the Company's business, Executive Officers and Directors often learn confidential or proprietary information about the Company or other third parties. Executive Officers and Directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.

C. Fair Dealing

Each Executive Officer should endeavor to deal fairly with the Company's clients, service providers, suppliers, competitors and employees. No Executive Officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

SECTION III

A. Interpretation of the Code Executive Officers and Directors should strive to identify and raise potential ethical issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any questions relating to how the policies and procedures contained in this Code should be interpreted or applied should be addressed to an Ethics Contact. For purposes of this Code, an Ethics Contact is any of the following:

- Any member of the Audit Committee of the Company's Board of Directors;
- The Company's General Counsel (in the absence of a General Counsel, the Company's outside counsel that prepares its periodic reports under the U.S. securities laws shall be an Ethics Contact);
- A meeting of the full Audit Committee; or
- A meeting of the full Board of Directors provided at least two independent directors are present. Decisions are such a case shall be made by a majority of the independent directors present.

Any Ethics Contact may refer any issue to, or seek assistance on any issue from, the General Counsel (or the outside counsel who prepares the periodic reports under the U.S. securities laws.)(Our offering is exempt of any SEC filing)

B. Reporting Violations

All Executive Officers and Directors are duty bound to report any irregularities or breaches of this Code of Ethics to an Ethics Contact. To the extent possible, such reports will be treated confidentially. The Company will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code brought to its attention.

Any Executive Officer or Director who ignores or violates any of the principles or procedures in this Code, or any Executive Officer or Director who penalizes another Executive Officer or other Company personnel for following these standards will be subject to appropriate disciplinary action, which may include immediate dismissal.

C. Waivers of This Code

From time to time, the Company may waive certain provisions of this Code. Any Executive Officer or Director who believes that a waiver may be called for should discuss the matter with an Ethics Contact. Waivers may be made only by the Board of Directors or the Audit Committee of the Board of Directors.

Scott Meyer I agreement to uphold the terms and conditions of this document

....

The Restoration Industry Association (RIA) Code of Ethics Date 7/15/13

RIA members and members adopt and abide by the following Code of Ethics

As providers of property damage restoration, remediation and cleaning services to the public, we subscribe to the following principles in our relationships with customers, employees and business associates:

- To treat our customers and their property with care and respect.
- To provide professional service in accordance with high standards of practice that will, where possible, restore the customer's property to its pre-damaged or pre-soiled condition.
- To operate in a manner consistent with ethical principles and sound business practice.
- To be proficient in our work through ongoing participation in education and training.
- To provide our customers with accurate information concerning the scope of work required and its costs, maintaining strict impartiality in our professional opinions.

To disclose to the customer any connection we may have to their insurer or any other interested third party.

Scott Meyer I agreed to uphold the RIA Code

Mr. Scott Meyer

Management Agreement

This Management Agreement ("Agreement") is made on July 15, 2013, by and between Scott Meyer ("President") and Rapid Restoration and remodel Inc., the Corporation or corporation ("Corporation").

Whereas the President carries on the business of the Corporation and wishes to retain the management services of the President in connection with the carrying on of the Corporation's business of a Restoration and Remodeling Inc. business , as more particularly described in Regulation A prospectus and Exhibit A

Therefore in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt of which is acknowledged by each party, the parties agree with each other as follows:

1. Management Services. The President shall provide to the Corporation as required by the Corporation the following management services ("Management Services"):
   (a) Safeguard all assets

   (b) Shareholder Relations

   (c) Chairman of the Acquisition Committee

   (d) Supervises, all key personnel

   (e) Director of Franchises

   (f) Oversee purchasing and inventory control;

   (g) Implication and activation of all systems administration;

   (i) Responsible for all activities of the Corporation

2. Business Expenditures.

The Corporation will pay all expenditures necessary to maintain the Business including, without limiting the generality of the foregoing or the provisions of paragraph 1, rental payments, the cost of all supplies required by the Corporation in carrying on the Business and all phone and utility bills.

3. Management Fee and President Salary.

In consideration of the President undertaking the management of the Business, the Corporation agrees to pay to the President a monthly fee consisting of the cost of the President plus one percent (1%) of revenue. The cost of the President shall be $ 4,000 per month and payment shall be made within ten (10) days of the President submitting his or her monthly invoice for payment to the Corporation.

4. No Warranties.

The President makes no representation or warranty whatsoever with respect to the suitability or durability of any Assets for the purposes or uses of the Corporation or any other representation or warranty concerning any Assets, express or implied.

5. Location and use of Assets.

The Assets shall be located and used only on the Premises and shall not be removed without prior written consent of the President. The Assets shall be maintained and operated by competent employees only. The Corporation shall pay all expenses of operating and maintaining the Assets and shall insure the Assets against normal perils, with loss payable to the President.

6. Corporation of Assets.

The Assets shall at all times be and remain the exclusive property of the Corporation, and the President shall have no right of property except the right to use the Assets on the terms and conditions in this Agreement.

7. Assets Not Fixtures.

The Assets shall at all times during the term of this Agreement shall not be personal or moveable property, regardless of the manner in which it may be attached to any real estate. The Corporation shall install the Assets in a manner, which will permit its removal without material injury to the place of installation. The Corporation shall be responsible for any damage done to any real estate, building or structure by the removal of the Assets and shall indemnify the President against liability for such damage.

8. Care of Assets.

The Corporation shall at all times, at its own expense, keep the Assets in good and efficient working order and repair. The President, its employees and agents shall at all reasonable times have access to the Assets for the purpose of inspecting it. The Corporation shall not, without the prior written consent of the President make any alterations, additions or improvements to the Assets. All alterations, additions or improvements shall belong to and remain the property of the Corporation.

9. Risk of Loss or Damage.

Except for loss or damage to the Assets from fire or theft, the Corporation assumes the entire risk of loss or damage to the Assets from any cause. No loss or damage to the Assets or any part of it, except loss or damage from fire or theft, shall affect the obligations of the Corporation.

10. Liens and Taxes.

The Corporation shall keep the Assets free of levies, liens and encumbrances and shall pay all license fees, registration fees, assessments, charges and taxes (municipal, state and federal), which may be levied or assessed directly or indirectly against or on account of the Assets or any interest therein or use thereof. If the Corporation shall fail to pay such license fees, registration fees, assessments, charges or taxes, the President may pay the same in which event the cost shall constitute additional rent, which shall be immediately due and payable and the President shall be entitled to all the remedies provided in this Agreement in the event of default of payment of rent.

11. Compliance with Law.

The Corporation shall comply with all laws, ordinances, regulations and by-laws present or future, in any way relating to the Corporation, possession, use or maintenance of the Assets throughout the term of this Agreement, and shall indemnify the President against all liability it may incur by the Corporation's failure to comply.

12. Indemnity.

The Corporation shall indemnify the President against any and all claims, costs and expenses in any manner arising from the Corporation's use or possession of the Assets and against all loss, damage and expense arising from any action, suit or proceedings, or otherwise on account of any personal injury or death or damage to property occasioned by the Assets during the term created or on account of any infringement or alleged infringement of patent occasioned by the operation of the Assets.

13. Events of Default. The following shall each constitute an "event of default":

(a) Failure of the Corporation to pay any amount owing under this Agreement;

(b) Breach of any covenant or condition contained in this Agreement;

(c) Subjection of the Assets to any lien, levy or attachment;

(d) Any assignment of the Corporation for the benefit of creditors;

(e) Admission by the Corporation in writing of its inability to pay its debts generally as they become due;

(f) Appointment of a receiver, trustee, or similar official for the Corporation or for any of its property;

14. Termination.

President shall work on a work for hire basis, as a 1099 employee in terms of the IRS, and shall be subject to termination with thirty (30) days written notice, with or without cause. Option would be that the President can become an employee of the company and received a W-2 for taxes

15. Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or a recognized overnight delivery service such as FedEx.

If to the Corporation: Zilima Murgado, 6633 West Mill Road Milwaukee WI. 53218.

If to the President: Scott Meyer 6633 West Mill Road. Milwaukee WI. 53218

16. No Waiver.

The waiver or failure of either party to exercise in any respect any right provided in this Agreement shall not be deemed a waiver of any other right or remedy to which the party may be entitled.

17. Entirety of Agreement.

The terms and conditions set forth herein constitute the entire agreement between the parties and supersede any communications or previous agreements with respect to the subject matter of this Agreement. There are no written or oral understandings directly or indirectly related to this Agreement that are not set forth herein. No change can be made to this Agreement other than in writing and signed by both parties.

18. Governing Law.

This Agreement shall be construed and enforced according to the laws of the State of Wyoming and any dispute under this Agreement must be brought in this venue and no other.

19. Headings in this Agreement

The headings in this Agreement are for convenience only, confirm no rights or obligations in either party, and do not alter any terms of this Agreement.

20. Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

In Witness whereof, the parties have executed this Agreement as of the date first written above.

President: Scott Meyer

for the Corporation Zulima Murgado

July 15, 2013
Date

Exhibit A

THE PRESIDENT AND CHIEF EXECUTIVE OFFICER:

DUTIES AND PERFORMANCE REVIEW

It is the responsibility of the President and Chief Executive Officer to:

(a) Manage the business and affairs of the Corporation within the guidelines established by the Board and report to the Board of Directors;

(b) Recommend to the Board strategic directions for the Corporation's business, and when approved by the Board, implement the corresponding strategic, business and operational plans;

(c) Direct and monitor the activities of the Corporation in a manner such that agreed upon targets are met and such that the assets of the Corporation are safeguarded and optimized in the best interests of all the shareholders;

(d) Develop and implement operational policies to guide the Corporation within the limits prescribed by the Corporation's By-Laws and the framework of the strategic directions adopted by the Board;

(e) Develop and recommend top-level organizational structure and staffing to the Board and direct the implementation of the Board's decisions in this regard;

(f) Develop and seek the Board's concurrence for plans for management development and succession in all key positions and then implement such plans;

(g) Manage and oversee the required interfaces between the Corporation and its shareholders, the investment community, media, governments and their agencies, employees and the general public;

(h) Meet regularly and as required with the Chairman and other Board members to ensure that they are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations;

(i) Direct the activities of the Corporate Secretary; and

(j) Ensure that the work carried out by the Corporation and its subsidiaries is of a quality which complies with the Corporation's Quality Policy.

2. PERFORMANCE REVIEW PROCESS

(a) Each year, the Chairman of the Board shall canvas the Board members for their input regarding the performance of the CEO, request input and comments from the CEO and other officers as he/she may see fit and conduct a performance discussion with the CEO.

(b) The information which is used as a basis for discussion includes the list of duties of the President and Chief Executive Officer; the strategic and business plans; and the list of objectives that were established at the last performance discussion or during the year.

(c) In addition to reviewing performance of the CEO for the previous year, a list of objectives is established for the ensuing year.

(d) The Chairman of the Board reports to the outside (non-management) Directors on these performance review discussions.

July 15, 2013

Non-Disclosure, Non-Circumvention, Non-Compete, Confidentiality Agreement

This Non-Disclosure, Non-Circumvention, Non-Compete, Confidentiality Agreement (the "Agreement") is entered into by and between **Rapid Restoration and Remodel Inc. (RRR) and Horizon Enterprises LLC** which term shall also include each Affiliate and each Associate of Rapid Restoration and Remodel Inc. and **Scott Meyer and et'al (SM):** an individual with a current address at Tampa Florida which term shall also include each Affiliate and each Associate of. For purposes hereof, each of them is sometimes referred to as a "Party", and all of them collectively are sometimes referred to as the Parties. As used herein, the terms Affiliate and Associate have the same meanings herein as they have, respectively, under the U.S. Securities Laws.

WHEREAS, the Parties have agreed to enter into discussions regarding a possible business relationship regarding a project that would involve both parties and possible businesses associated and other general corporate purposes, including branding , marketing; Financing, Financial Engineering, Grant programs, and investment techniques.

WHEREAS, the Parties have agreed that information exchanged with respect to the project shall be and remain "Confidential Information" (as defined below) for the Term hereof (as set forth below);

NOW THEREFORE IT IS AGREED:

1. *Confidential Information.* In the course of each Party's activities during the discussions pertaining hereto, he or it will come into possession of and/or become aware of certain proprietary matters and affairs of the other Parties. Each Party will be in a position of trust and confidence as to all trade secret information and other proprietary information relating to the business of each other Party that is disclosed during such discussions and is not generally known to, or readily available to, the public and that is of a confidential, proprietary or secret nature and is or may be either applicable to, or related in any way to, the present or future business of the disclosing Party, or the business of any client of any of the Parties (collectively, "Confidential Information"). Such Confidential Information includes, but is not limited to: business development strategies, insurance operations, medicate related business, opportunities, techniques, strategic or business relationships and strategies; various financial and operating data consisting of, among other things, marketing data, documents, files, electronically recordable data or concepts, computer software and hardware, inventions, improvements, books, papers, compilations of information, records and specifications; names, investment habits and practices of existing and potential clients and partners; names, marketing methods, operating practices and related information regarding any Part's existing or potential clients, joint venture partners, licensees, licensors, service providers and vendors; prices and fee structures the Parties obtain or any Party has obtained or at which it sells, has sold or intends to sell its services; information regarding the Parties' financial condition; fee structures applied to

and compensation paid to the Parties' or their respective consultants and employees. Each Party agrees not to disclose any Confidential Information, directly or indirectly, or use Confidential Information in any way, either during such Party's discussions with the other Party or with a third Party or at any time thereafter, except as set forth in this Agreement and as may be required in the course of such Party's pursuit of the Party's business on behalf of the Parties. Upon termination of the discussions to which this Agreement pertains each Party will return to the other Party all originals and copies of any of the Parties' property in such Party's possession, including materials, memoranda, records, reports, clients lists or other documents, and specifically including any documents containing Confidential Information. Confidential Information does not include any information which:

i. Is or becomes publicly known through means not attributable to the Receiving Party, but this exception shall not apply to Confidential Information received from a Disclosing Party hereunder which shall remain protected regardless of whether the Receiving Party believes such information to be publicly known; or

ii. Is independently acquired by the Receiving Party without breach of this Agreement, but this exception shall not apply to Confidential Information received from a Disclosing Party pursuant to this Agreement, which Confidential Information shall remain protected regardless of whether the Receiving Party is able to acquire such information through other means; or

iii. Is furnished to a third party by the Disclosing Party without a similar restriction on the third party's rights or other grounds upon which the Disclosing Party may be entitled to rely in reasonable expectation that such third party is obligated to maintain confidentiality, but this exception shall not apply to Confidential Information received from a Disclosing Party pursuant to this Agreement; or

iv. Is expressly approved for release by written authorization of the Disclosing Party, provided that any further disclosure or dissemination of such information is strictly limited in accordance with the express terms of any such written authorization.

2. *Patent or Copyright Infringement.* Nothing in this Agreement is intended to, and shall not, grant any rights under any patent or copyright of any Party, nor shall this Agreement grant Recipient any rights in or to Confidential Information other than its own Confidential Information, except the limited right to review such Confidential Information in connection with the proposed relationship between the Parties that is the subject of this Agreement.

3. Mr. Scott Meyer NON-COMPETE AGREEMENT

In consideration of **Mr. Scott Meyer** being engaged by Rapid Restoration and Remodel Inc., I, the undersigned, hereby agree that upon the termination of my engagement and notwithstanding

the cause of termination, I shall not compete with the business of the Company or its successors or assigns, to wit: and shall not directly or indirectly, as an owner, officer, director, employee, consultant, or stockholder, engage in the business of RRR or a business or non-profit substantially similar or competitive to the business of the Company.
This non-compete agreement shall extend only for a radius of 500 miles from the present location of the Company or its affiliates, and shall be in full force and effect for Five years, commencing with the date of engagement termination.

4. *Remedies Upon Breach.* The Parties acknowledge that the goodwill, continued patronage and identity of the Parties' clients, strategic and business relationships, and other Confidential Information constitute significant assets of the respective Parties. The respective Parties herewith recognize that irreparable injury will result to the Parties, their business and property, in the event of a breach by any Party of the covenants contained under the heading "Confidential Information" in this Agreement. The Parties agree that such injury could not be fully compensated by monetary damages and thus would render any award ineffectual without provisional relief. Accordingly, it is agreed that, as a provisional remedy prior to a trial or arbitration for a breach of those provisions by a Party, each other Party will be entitled to temporary and preliminary injunctive relief to restrain from any violations thereof, each Party and all other persons, firms or entities acting for or with such Party. If a Party is required by applicable law to furnish a bond or other surety as a condition to the entry of such an injunction or restraining order, the Party against whom such injunction is sought hereby agrees that such bond or other surety may be in the minimum amount allowable by law. The Parties acknowledge and agree that if any Party were to breach any of his, her or its obligations under the heading "Confidential Information" in this Agreement, it would be difficult to ascertain that precise damages arising from or as a consequence of the breach. Accordingly, each Party agrees that the aggrieved Party will be entitled to recover, as liquidated damages, an amount equal to either the gross profit or to 50% of the revenues, whichever is greater, resulting from business generated by such offending Party, either directly or indirectly, upon such Party's account or s agent, stockholder, employer, employee or otherwise in conjunction under the heading "Confidential information" in this Agreement, for the full period of such violation. The agreements in this paragraph and under the heading "Confidential Information" will survive any termination of this Agreement.

5. *Term.* The forgoing commitments of the Recipient shall continue for a period ending on the five (5) years from the date of this Agreement.

6. *Amendments.* This Agreement may be amended only upon the mutual written consent of all the Parties.

7. *No Third Party Beneficiaries.* Except as expressly provided herein, this Agreement is entered into for the sole and exclusive benefit of the Parties hereto, or any of them, and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any person not a Party hereto.

8. *Severability.* If any covenant, condition, term or provision of this Agreement, or if the application of such provision to any person or circumstance, is judicially determined to be invalid or unenforceable, then the remainder of this Agreement, or the application of such covenant, condition, term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, will not be affected thereby and each covenant, term, condition and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

9. *Complete Agreement.* This Agreement constitutes the complete agreement between the Parties concerning the subject matter of this Agreement.

10. *Governing Law.* This Agreement will be governed by and interpreted under the laws of the State of Wyoming applicable to contracts entered into and performed entirely within the State of Wyoming.

11. *Disclaimer:* The author is not an attorney, CPA, Financial Planner or Securities deal or broker nor does he represent himself as such. Each party to this agreement hereby respect the rules of confidentiality

12. All parties acknowledge receipt of this agreement. This agreement is not entered into under duress. All parties agree to all the terms and conditions and agree to uphold them.

The remedies under this Agreement are cumulative and will not exclude any other remedies to which any Party may be lawfully entitled.

Scott Meyer

COVENANT NOT TO SUE

Covenant not to sue executed on the 15th of July 2013, by Scott Meyer

of 6633 West Mill Road Milwaukee WI., here referred to as covenantor, to Rapid Restoration and Remodel Inc., of 6633 West Mill Road Milwaukee WI., here referred to as covenantee.

In consideration of the sum of one dollar and all other valuable consideration paid to covenantor by covenantee, the receipt of which is acknowledged, covenantor covenants as follows:

SECTION ONE

COVENANT NOT TO SUE

Covenantor will never institute any action or suit at law or in equity against covenantee, nor institute, prosecute or in any way aid in the institution or prosecution of any claim, demand, action, or cause of action for damages, costs, loss of services, expenses, or compensation for or on account of any damage, loss or injury either to person or property, or both, whether developed or undeveloped, resulting or to result, known or unknown, past, present or future, arising out of Operation of a Corporation Named Rapid Restoration and Remodel Inc.

SECTION TWO

PAYMENT NOT AN ADMISSION

It is understood by covenantor that the payment made hereunder is for compromise of a doubtful and disputed claim, and it not to be construed as an admission of liability on the part of covenantee, by whom liability has been expressly denied.

SECTION THREE

RESERVATION OF RIGHTS

Covenantor expressly reserves all rights of action, claims and demands against any and all persons other than covenantee. This instrument is a covenant not to sue, and not a release.

SECTION FOUR

BINDING EFFECT OF COVENANT

This covenant shall inure to the benefit of covenantee (and if applicable (his) heirs and legal representatives). It shall bind covenantor, (and if applicable: and (his) spouse, (his) heirs, and legal representatives).

SECTION FIVE ENTIRETY CLAUSE

This instrument reflects the entire covenant between covenantor and covenantee, and no statements, promises or inducements made by covenantor or any agent of covenantor that are not contained in this covenant not to sue shall be valid or binding.

SECTION Six COVENANT UNDERSTOOD BY COVENANTOR

Covenantor has carefully read the foregoing covenant not to sue and knows and understands the content thereof.

In witness whereof, covenantor has executed this covenant at 6633 W Mill Milwaukee (designate place of execution) the day and year first above written.

[signature] Scott Meyer, date 7/15/13

ARBITRATION AGREEMENT
RAPID RESTORATION AND REMODEL INC.

Agreement between Scott Meyer of Milwaukee Wisconsin and Rapid Restoration and Remodel Inc. (RRR Inc.) Of Cheyenne Wyoming and Milwaukee Wisconsin.

Be it acknowledged, that we, the undersigned, as our interests exist in and to a certain contract, controversy, action or claim described as:

All contracts, agreements, documents related to the anticipated public offering of a company referred to as RRR Inc. Also, all RRR Corporate activities.

(Claim) do hereby agree to resolve any dispute or controversy we now have or may ever have in connection with or arising from said claim by binding Arbitration.

Said Arbitration shall be in accordance with the rules and procedures of the American Arbitration of the City of Milwaukee , which rules and procedures for arbitration are incorporated herein by reference and the decision or award by the Arbitrators shall be final, conclusive and binding upon each of us and enforceable in a court of law of proper jurisdiction. All costs of arbitration shall be shared equally except that each party shall pay his/her own legal costs.

Signed this 15th day of July, 2013 ____________________
Signature: Scott Meyer

In the presence of:

____________________ ____________________
Witness First Party

____________________ ____________________
Witness First Party

Zulima Murgado

N93W15408 Hillside Lane | Menomonee Falls, WI 53051 | (262) 397-4167
info@anotherhand.org

Area of Expertise

Public Relations • Relationship Building • Strategic Growth Development • Marketing Campaigns • Special Events Planning • 25 years in Customer Service • Community Advocacy

Professional Experience

Fire Recovery LLC Milwaukee, WI **2007—Present**
Construction Manager/Owner

- Implementing marketing campaigns which resulted in sales of 100k in residential and commercial construction.
- Developed affordable housing programs for families in our community, with the rehabbing of homes in Milwaukee's community neighborhood.
- Effectively measured systems and procedures to improve the operating quality and efficiency of both office and field operations.
- Created marketing campaigns for Home Buying Seminars for the purpose of creating home owners in our communities. Resulting in signage of 150 clients.
- Generated most our growth due to our property management, fire restoration and general contracting.

Another Hand Foundation Inc., Milwaukee, WI **2009—Present**
Executive Director/ Founder

- Developed and strategized policies and procedures to create a the non-profit.
- Working with Milwaukee Fire Department and American Red Cross assisting families and individuals with profound losses due to fire loss, floods and other natural disasters.
- Assisted more then 2,500 community residents experiencing fire loss, floods, domestic abuse and homeless veterans with donations of clothing, furniture, household and personal items.

Education—

Business Psychology in Miami Dade College, Miami, Florida—1995

Zulima Murgado

N93W15408 Hillside Lane | Menomonee Falls, WI 53051 | (262) 397-4167
info@anotherhand.org

Area of Expertise

Public Relations • Relationship Building • Strategic Growth Development • Marketing Campaigns • Special Events Planning • 25 years in Customer Service • Community Advocacy

Professional Experience

Fire Recovery LLC Milwaukee, WI **2007—Present**
Construction Manager/Owner

- Implementing marketing campaigns which resulted in sales of 100k in residential and commercial construction.
- Developed affordable housing programs for families in our community, with the rehabbing of homes in Milwaukee's community neighborhood.
- Effectively measured systems and procedures to improve the operating quality and efficiency of both office and field operations.
- Created marketing campaigns for Home Buying Seminars for the purpose of creating home owners in our communities. Resulting in signage of 150 clients.
- Generated most our growth due to our property management, fire restoration and general contracting.

Another Hand Foundation Inc., Milwaukee, WI **2009—Present**
Executive Director/ Founder

- Developed and strategized policies and procedures to create a the non-profit.
- Working with Milwaukee Fire Department and American Red Cross assisting families and individuals with profound losses due to fire loss, floods and other natural disasters.
- Assisted more then 2,500 community residents experiencing fire loss, floods, domestic abuse and homeless veterans with donations of clothing, furniture, household and personal items.

Education—

Business Psychology in Miami Dade College, Miami, Florida—1995

Zulima Murgado

April 16, 2013

Chief Executive Officer
Horizon Enterprises, LLC
dba Fire Recovery
6633 W Mill Rd, Milwaukee WI 53218

Horizon Enterprises is the culmination of like-minded, entrepreneurial, driven people recognizing a need in the market place, and coming together to provide a much needed and valuable product. Here at Horizon, we specialize in representing families and businesses through fire and flood insurance claims, and restoration / remodel construction. Our core team is comprised of people with differing but complimenting skills, which is why Horizon is so successful and will continue to grow for the foreseeable future. My specialty is business administration relating to construction, and marketing. My partner and our Chief Financial Officer, Scott Meyer, has an extensive background in project planning/estimating, remodeling construction, and property management. Dean Rossey, our Executive of Project Development, has over 30 years of fire restoration, home building and remodeling experience; simply put, a brilliant project manager and critical path scheduler. Where one of us may be weak, the other is strong, so at all times our bases are covered and we continue to march forward to our goals.

What I feel makes Horizon particularly special, is our commitment and spirit to make the communities in which we do business a better place. Many do not realize this, but the Horizon team formed the non-profit Another Hand Foundation. The non-profit was created to assist families experiencing loss due to fire that do not have insurance. Families and individuals come to Another Hand's facility where they receive furniture, clothing, beds, utensils, personal care items etc to help get their lives restarted. We encounter far too many people who literally lose everything in the course of a few minutes, and there are few resources to help. Since our inception, Another Hand Foundation has helped over 2700 people in the Milwaukee area. Over 90% of the funding comes directly from Horizon Enterprises. We believe it is our responsibility to make the communities in which we do business a better place.

We know our customer service and product is excellent, and we maintain this excellence by providing employment opportunity, job training, and stewardship training for individuals within our area. Since our creation, we have assisted two employees along the track to becoming their own independent contractors (now loyal and frequent sub-contractors of ours). We are happy to take the time to develop the skills of our own workforce with the hope of helping employees reach their dreams, in turn strengthening our own work pool, and community. Horizon is about developing good business, developing good people, and developing our communities. Our passion, empathy, and core values have made Horizon a formidable force within the restoration world of Southeastern Wisconsin, and we intend to use our business model to continue expanding our good works.

Sincerely

Zulima Murgado

CODE OF ETHICS: Horizon Enterprises LLC and Rapid Restoration and Remodel Inc. (RRR).
From MS Zulima Murgado: Director, Vice President, and Shareholder of RRR

RRR will conduct its business honestly and ethically wherever we operate in the world. We will constantly improve the quality of our services, products and operations and will create a reputation for honesty, fairness, respect, responsibility, integrity, trust and sound business judgment. No illegal or unethical conduct on the part of officers, directors, employees or affiliates is in the company's best interest. RRR will not compromise its principles for short-term advantage. The ethical performance of this company is the sum of the ethics of the men and women who work here. Thus, we are all expected to adhere to high standards of personal integrity.

Officers, directors, and employees of the company must never permit their personal interests to conflict, or appear to conflict, with the interests of the company, its clients or affiliates. Officers, directors and employees must be particularly careful to avoid representing RRR in any transaction with others with whom there is any outside business affiliation or relationship. Officers, directors, and employees shall avoid using their company contacts to advance their private business or personal interests at the expense of the company, its clients or affiliates.

No bribes, kickbacks or other similar remuneration or consideration shall be given to any person or organization in order to attract or influence business activity. Officers, directors and employees shall avoid gifts, gratuities, fees, bonuses or excessive entertainment, in order to attract or influence business activity.

Officers, directors and employees of RRR will often come into contact with, or have possession of, proprietary, confidential or business-sensitive information and must take appropriate steps to assure that such information is strictly safeguarded. This information—whether it is on behalf of our company or any of our clients or affiliates—could include strategic business plans, operating results, marketing strategies, customer lists, personnel records, upcoming acquisitions and divestitures, new investments, and manufacturing costs, processes and methods. Proprietary, confidential and sensitive business information about this company, other companies, individuals and entities should be treated with sensitivity and discretion and only be disseminated on a need-to-know basis.

Misuse of material inside information in connection with trading in the company's securities can expose an individual to civil liability and penalties under the Securities Exchange Act. Under this Act, directors, officers, and employees in possession of material information not available to the public are "insiders." Spouses, friends, suppliers, brokers, and others outside the company who may have acquired the information directly or indirectly from a director, officer or employee are also "insiders." The Act prohibits insiders from trading in, or recommending the sale or purchase of, the company's securities, while such inside information is regarded as "material", or if it is important enough to influence you or any other person in the purchase or sale of securities of any company with which we do business, which could be affected by the inside information. The following guidelines should be followed in dealing with inside information:

- Until the material information has been publicly released by the company, an employee must not disclose it to anyone except those within the company whose positions require use of the information.

Employees must not buy or sell the company's securities when they have knowledge of material information concerning the company until it has been disclosed to the public and the public has had sufficient time to absorb the information.

□Employees shall not buy or sell securities of another corporation, the value of which is likely to be affected by an action by the company of which the employee is aware and which has not been publicly disclosed.

Officers, directors and employees will seek to report all information accurately and honestly, and as otherwise required by applicable reporting requirements.

Officers, directors and employees will refrain from gathering competitor intelligence by illegitimate means and refrain from acting on knowledge which has been gathered in such a manner. The officers, directors and employees of RRR will seek to avoid exaggerating or disparaging comparisons of the services and competence of their competitors.

Officers, directors and employees will obey all Equal Employment Opportunity laws and act with respect and responsibility towards others in all of their dealings.

Officers, directors and employees will remain personally balanced so that their personal life will not interfere with their ability to deliver quality products or services to the company and its clients.

Officers, directors and employees agree to disclose unethical, dishonest, fraudulent and illegal behavior, or the violation of company policies and procedures, directly to management.

Violation of this Code of Ethics can result in discipline, including possible termination. The degree of discipline relates in part to whether there was a voluntary disclosure of any ethical violation and whether or not the violator cooperated in any subsequent investigation.

Remember that good ethics is good business!

[signature] I hereby and agreed to the "code of ethics"

Date 7/15/13 Location 6633 W. Mill Rd, Milwaukee, WI

Driver's License # or Passport # ______

be addressed to an Ethics Contact. For purposes of this Code, an Ethics Contact is any of the following:

- Any member of the Audit Committee of the Company's Board of Directors;
- The Company's General Counsel (in the absence of a General Counsel, the Company's outside counsel that prepares its periodic reports under the U.S. securities laws shall be an Ethics Contact);
- A meeting of the full Audit Committee; or
- A meeting of the full Board of Directors provided at least two independent directors are present. Decisions are such a case shall be made by a majority of the independent directors present.

Any Ethics Contact may refer any issue to, or seek assistance on any issue from, the General Counsel (or the outside counsel who prepares the periodic reports under the U.S. securities laws.)(Our offering is exempt of any SEC filing)

B. Reporting Violations

All Executive Officers and Directors are duty bound to report any irregularities or breaches of this Code of Ethics to an Ethics Contact. To the extent possible, such reports will be treated confidentially. The Company will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code brought to its attention.

Any Executive Officer or Director who ignores or violates any of the principles or procedures in this Code, or any Executive Officer or Director who penalizes another Executive Officer or other Company personnel for following these standards will be subject to appropriate disciplinary action, which may include immediate dismissal.

C. Waivers of This Code

From time to time, the Company may waive certain provisions of this Code. Any Executive Officer or Director who believes that a waiver may be called for should discuss the matter with an Ethics Contact. Waivers may be made only by the Board of Directors or the Audit Committee of the Board of Directors.

I, Zilima Murgado, agree to uphold the terms and conditions of this document

......X..

The Restoration Industry Association (RIA) Code of Ethics Date July 15, 2013

RIA members and members adopt and abide by the following Code of Ethics

As providers of property damage restoration, remediation and cleaning services to the public, we subscribe to the following principles in our relationships with customers, employees and business associates:

- To treat our customers and their property with care and respect.
- To provide professional service in accordance with high standards of practice that will, where possible, restore the customer's property to its pre-damaged or pre-soiled condition.
- To operate in a manner consistent with ethical principles and sound business practice.
- To be proficient in our work through ongoing participation in education and training.
- To provide our customers with accurate information concerning the scope of work required and its costs, maintaining strict impartiality in our professional opinions.

To disclose to the customer any connection we may have to their insurer or any other interested third party.

____________________________________ I agreed to uphold the RIA Code

Ms. ~~Zilima~~ Murgado

Management Agreement

This Management Agreement is made on 15th day of July 2013, by and between Zulima Murgado Vice President ("Manager") and Rapid Restoration and Remodel Inc., the Corporation.
Whereas the Manager carries on business as a manager of businesses and the Corporation wishes to retain the management services of the Manager in connection with the carrying on of the Corporation's business of , Restoration and Remodeling (the "Business"), as more particularly described below.

Therefore in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt of which is acknowledged by each party, the parties agree with each other as follows:

All Assets required and needed by the Manager in connection with the Business including but not limited to: computers, typewriters, facsimile machines, copiers, transcription and reproduction Assets and other office Assets and furniture; and any automobiles, trucks equipment required by the Manager are provided by the Corporation

The Manager shall provide to the Corporation as required by the Corporation the following management services

____.

(a) Management of secretarial services; and Human Resources Department

(b) Purchasing and inventory control;

(b) Corporate systems and administration;

(c) Collection of accounts receivables; and such other assets and services as maybe required from time to time.

2. Business Expenditures.

The Corporation will pay all expenditures necessary to maintain the Business including, without limiting the generality of the foregoing or the provisions of paragraph 1, rental payments, the cost of all supplies required by the Corporation in carrying on the Business and all phone and utility bills.

3. Management Fee.

In consideration of the Manager undertaking the management of the Business, the Corporation agrees to pay to the Manager a monthly salary consisting of the cost of the Manager plus expenses and earned dividends. The cost of the Manager shall be $5,000 per month and payment shall be made within ten (10) days of the Manager submitting his or her monthly invoice for payment to the Corporation.

4. No Warranties.

The Manager makes no representation or warranty whatsoever with respect to the suitability or durability or uses of the Corporation or any other representation or warranty concerning any Assets, express or implied.

5. Location and use of Assets.

The Assets shall not be removed without prior written consent of the Manager. The Assets shall be maintained and operated by competent employees only. The Corporation shall pay all expenses of operating and maintaining the Assets and shall insure the Assets against normal perils, with loss payable to the Manager.

6. Assets of the Corporation.

The Assets shall at all times be and remain the exclusive property of the Corporation, and the Manager shall have no right of property except the right to use the Assets on the terms and conditions in this Agreement.

7. Assets Not Fixtures.

The Assets shall at all times during the term of this Agreement be personal or moveable property, regardless of the manner in which it may be attached to any real estate. The Corporation shall install the Assets in a manner, which will permit its removal without material injury to the place of installation. .

8. Care of Assets.

The Corporation shall at all times, at its own expense, keep the Assets in good and efficient working order and repair. The Manager, its employees and agents shall at all reasonable times have access to the Assets for the purpose of inspecting it. The Corporation shall not, without the prior written consent of the Manager make any alterations, additions or improvements to the Assets. All alterations, additions or improvements shall belong to and remain the property of the Manager.

9. Risk of Loss Or Damage.

Except for loss or damage to the Assets from fire or theft, the Corporation assumes the entire risk of loss or damage to the Assets from any cause. No loss or damage to the Assets or any part of it, except loss or damage from fire or theft, shall affect the obligations of the Corporation.

10. Liens and Taxes.

The Corporation shall keep the Assets free of levies, liens and encumbrances and shall pay all license fees, registration fees, assessments, charges and taxes (municipal, state and federal), which may be levied or assessed directly or indirectly against or on account of the Assets or any interest therein or use thereof.

11. Compliance with Law.

The Corporation shall comply with all laws, ordinances, regulations and by-laws present or future, in any way relating to the Corporationship, possession, use or maintenance of the Assets throughout the term of this Agreement, and shall indemnify the Manager against all liability it may incur by the Corporation's failure to comply.

12. Indemnity.

The Corporation shall indemnify the Manager against any and all claims, costs and expenses in any manner arising from the Corporation's use or possession of the Assets and against all loss, damages, and expense arising from any action, suit or proceedings, or otherwise on account of any personal injury or death or damage to property occasioned by the Assets during the term created or on account of any infringement or alleged infringement of patent occasioned by the operation of the Assets.

13. Events of Default. The following shall each constitute an "event of default":

(a) Failure of the Corporation to pay any amount owing under this Agreement;

(b) Breach of any covenant or condition contained in this Agreement;

(c) Subjection of the Assets to any lien, levy or attachment;

(d) Any assignment of the Corporation for the benefit of creditors;

(e) Admission by the Corporation in writing of its inability to pay its debts generally as they become due;

(f) Appointment of a receiver, trustee, or similar official for the Corporation or for any of its property;

14. Termination.

Manager shall work on a work for hire basis, as an employee in terms of the IRS, and shall be subject to termination with thirty (30) days written notice, with cause.

15. Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or a recognized over- night delivery service such as FedEx.

If to the Corporation: 6633 West Mill Road, Milwaukee ,Wisconsin 54318.

If to the Manager: 6633 West Mill Road, Milwaukee, Wisconsin 54318.

16. No Waiver.

The waiver or failure of either party to exercise in any respect any right provided in this Agreement shall not be deemed a waiver of any other right or remedy to which the party may be entitled.

17. Entirety of Agreement.

The terms and conditions set forth herein constitute the entire agreement between the parties and supersede any communications or previous agreements with respect to the subject matter of this Agreement. There are no written or oral understandings directly or indirectly related to this Agreement that are not set forth herein. No change can be made to this Agreement other than in writing and signed by both parties.

18. Governing Law.

This Agreement shall be construed and enforced according to the laws of the State of Wyoming and any dispute under this Agreement must be brought in this venue and no other.

19. Headings in this Agreement

The headings in this Agreement are for convenience only, confirm no rights or obligations in either party, and do not alter any terms of this Agreement.

20. Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

In Witness whereof, the parties have executed this Agreement as of the date first written above.

Vice President Manager: Zulima Murgado

Corporation by Scott Meyer

Date: July 15, 2013

Exhibit 1

What Are the Responsibilities of a Corporate Vice President?

The responsibilities of a corporate vice president vary according to organizational structure, company size and the vice president's area of expertise. The typical structure of a small corporation or the board of directors for a corporation comprises four offices: president, vice president, treasurer and secretary. Hierarchical structure, as well as whether the corporate operations are centralized or decentralized, are additional factors that determine the vice president's duties and authority.

Role

July 15, 2013

Non-Disclosure, Non-Circumvention, Non-Compete, Confidentiality Agreement

This Non-Disclosure, Non-Circumvention, Non-Compete, Confidentiality Agreement (the "Agreement") is entered into by and between **Rapid Restoration and Remodel Inc. (RRR) and Horizon Enterprises LLC** which term shall also include each Affiliate and each Associate of Rapid Restoration and Remodel Inc. and **Zulima Murgado and et'al (ZM):** an individual with a current address at Tampa Florida which term shall also include each Affiliate and each Associate of. For purposes hereof, each of them is sometimes referred to as a "Party", and all of them collectively are sometimes referred to as the Parties. As used herein, the terms Affiliate and Associate have the same meanings herein as they have, respectively, under the U.S. Securities Laws.

WHEREAS, the Parties have agreed to enter into discussions regarding a possible business relationship regarding a project that would involve both parties and possible businesses associated and other general corporate purposes, including branding , marketing; Financing, Financial Engineering, Grant programs, and investment techniques.

WHEREAS, the Parties have agreed that information exchanged with respect to the project shall be and remain "Confidential Information" (as defined below) for the Term hereof (as set forth below);

NOW THEREFORE IT IS AGREED:

1. *Confidential Information.* In the course of each Party's activities during the discussions pertaining hereto, he or it will come into possession of and/or become aware of certain proprietary matters and affairs of the other Parties. Each Party will be in a position of trust and confidence as to all trade secret information and other proprietary information relating to the business of each other Party that is disclosed during such discussions and is not generally known to, or readily available to, the public and that is of a confidential, proprietary or secret nature and is or may be either applicable to, or related in any way to, the present or future business of the disclosing Party, or the business of any client of any of the Parties (collectively, "Confidential Information"). Such Confidential Information includes, but is not limited to: business development strategies, insurance operations, medicate related business, opportunities, techniques, strategic or business relationships and strategies; various financial and operating data consisting of, among other things, marketing data, documents, files, electronically recordable data or concepts, computer software and hardware, inventions, improvements, books, papers, compilations of information, records and specifications; names, investment habits and practices of existing and potential clients and partners; names, marketing methods, operating practices and related information regarding any Part's existing or potential clients, joint venture partners, licensees, licensors, service providers and vendors; prices and fee structures the Parties obtain or any Party has obtained or at which it sells, has sold or intends to sell its services; information regarding the Parties' financial condition; fee structures applied to

and compensation paid to the Parties' or their respective consultants and employees. Each Party agrees not to disclose any Confidential Information, directly or indirectly, or use Confidential Information in any way, either during such Party's discussions with the other Party or with a third Party or at any time thereafter, except as set forth in this Agreement and as may be required in the course of such Party's pursuit of the Party's business on behalf of the Parties. Upon termination of the discussions to which this Agreement pertains each Party will return to the other Party all originals and copies of any of the Parties' property in such Party's possession, including materials, memoranda, records, reports, clients lists or other documents, and specifically including any documents containing Confidential Information. Confidential Information does not include any information which:

i. Is or becomes publicly known through means not attributable to the Receiving Party, but this exception shall not apply to Confidential Information received from a Disclosing Party hereunder which shall remain protected regardless of whether the Receiving Party believes such information to be publicly known; or

ii. Is independently acquired by the Receiving Party without breach of this Agreement, but this exception shall not apply to Confidential Information received from a Disclosing Party pursuant to this Agreement, which Confidential Information shall remain protected regardless of whether the Receiving Party is able to acquire such information through other means; or

iii. Is furnished to a third party by the Disclosing Party without a similar restriction on the third party's rights or other grounds upon which the Disclosing Party may be entitled to rely in reasonable expectation that such third party is obligated to maintain confidentiality, but this exception shall not apply to Confidential Information received from a Disclosing Party pursuant to this Agreement; or

iv. Is expressly approved for release by written authorization of the Disclosing Party, provided that any further disclosure or dissemination of such information is strictly limited in accordance with the express terms of any such written authorization.

2. *Patent or Copyright Infringement.* Nothing in this Agreement is intended to, and shall not, grant any rights under any patent or copyright of any Party, nor shall this Agreement grant Recipient any rights in or to Confidential Information other than its own Confidential Information, except the limited right to review such Confidential Information in connection with the proposed relationship between the Parties that is the subject of this Agreement.

3. Ms Zulima Murgado NON-COMPETE AGREEMENT

In consideration of **Ms Zulima Murgado s** being engaged by Rapid Restoration and Remodel Inc., I, the undersigned, hereby agree that upon the termination of my engagement and

notwithstanding the cause of termination, I shall not compete with the business of the Company or its successors or assigns, to wit: and shall not directly or indirectly, as an owner, officer, director, employee, consultant, or stockholder, engage in the business of RRR or a business or non-profit substantially similar or competitive to the business of the Company.
This non-compete agreement shall extend only for a radius of 500 miles from the present location of the Company or its affiliates, and shall be in full force and effect for Five years, commencing with the date of engagement termination.

4. *Remedies Upon Breach.* The Parties acknowledge that the goodwill, continued patronage and identity of the Parties' clients, strategic and business relationships, and other Confidential Information constitute significant assets of the respective Parties. The respective Parties herewith recognize that irreparable injury will result to the Parties, their business and property, in the event of a breach by any Party of the covenants contained under the heading "Confidential Information" in this Agreement. The Parties agree that such injury could not be fully compensated by monetary damages and thus would render any award ineffectual without provisional relief. Accordingly, it is agreed that, as a provisional remedy prior to a trial or arbitration for a breach of those provisions by a Party, each other Party will be entitled to temporary and preliminary injunctive relief to restrain from any violations thereof, each Party and all other persons, firms or entities acting for or with such Party. If a Party is required by applicable law to furnish a bond or other surety as a condition to the entry of such an injunction or restraining order, the Party against whom such injunction is sought hereby agrees that such bond or other surety may be in the minimum amount allowable by law. The Parties acknowledge and agree that if any Party were to breach any of his, her or its obligations under the heading "Confidential Information" in this Agreement, it would be difficult to ascertain that precise damages arising from or as a consequence of the breach. Accordingly, each Party agrees that the aggrieved Party will be entitled to recover, as liquidated damages, an amount equal to either the gross profit or to 50% of the revenues, whichever is greater, resulting from business generated by such offending Party, either directly or indirectly, upon such Party's account or s agent, stockholder, employer, employee or otherwise in conjunction under the heading "Confidential information" in this Agreement, for the full period of such violation. The agreements in this paragraph and under the heading "Confidential Information" will survive any termination of this Agreement.

5. *Term.* The forgoing commitments of the Recipient shall continue for a period ending on the five (5) years from the date of this Agreement.

6. *Amendments.* This Agreement may be amended only upon the mutual written consent of all the Parties.

7. *No Third Party Beneficiaries.* Except as expressly provided herein, this Agreement is entered into for the sole and exclusive benefit of the Parties hereto, or any of them, and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any person not a Party hereto.

8. *Severability.* If any covenant, condition, term or provision of this Agreement, or if the application of such provision to any person or circumstance, is judicially determined to be invalid or unenforceable, then the remainder of this Agreement, or the application of such covenant, condition, term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, will not be affected thereby and each covenant, term, condition and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

9. *Complete Agreement.* This Agreement constitutes the complete agreement between the Parties concerning the subject matter of this Agreement.

10. *Governing Law.* This Agreement will be governed by and interpreted under the laws of the State of Wyoming applicable to contracts entered into and performed entirely within the State of Wyoming.

11. *Disclaimer:* The author is not an attorney, CPA, Financial Planner or Securities deal or broker nor does he represent himself as such. Each party to this agreement hereby respect the rules of confidentiality

12. All parties acknowledge receipt of this agreement. This agreement is not entered into under duress. All parties agree to all the terms and conditions and agree to uphold them.

The remedies under this Agreement are cumulative and will not exclude any other remedies to which any Party may be lawfully entitled.

Zulima Murgado

COVENANT NOT TO SUE

Covenant not to sue executed on the 15th of July 2013, by Zulima Murgado

of 6633 West Mill Road Milwaukee WI., here referred to as covenantor, to Rapid Restoration and Remodel Inc., of 6633 West Mill Road Milwaukee WI., here referred to as covenantee.

In consideration of the sum of one dollar and all other valuable consideration paid to covenantor by covenantee, the receipt of which is acknowledged, covenantor covenants as follows:

SECTION ONE

COVENANT NOT TO SUE

Covenantor will never institute any action or suit at law or in equity against covenantee, nor institute, prosecute or in any way aid in the institution or prosecution of any claim, demand, action, or cause of action for damages, costs, loss of services, expenses, or compensation for or on account of any damage, loss or injury either to person or property, or both, whether developed or undeveloped, resulting or to result, known or unknown, past, present or future, arising out of Operation of a Corporation Named Rapid Restoration and Remodel Inc.

SECTION TWO

PAYMENT NOT AN ADMISSION

It is understood by covenantor that the payment made hereunder is for compromise of a doubtful and disputed claim, and it not to be construed as an admission of liability on the part of covenantee, by whom liability has been expressly denied.

SECTION THREE

RESERVATION OF RIGHTS

Covenantor expressly reserves all rights of action, claims and demands against any and all persons other than covenantee. This instrument is a covenant not to sue, and not a release.

SECTION FOUR

BINDING EFFECT OF COVENANT

This covenant shall inure to the benefit of covenantee (and if applicable (his) heirs and legal representatives). It shall bind covenantor, (and if applicable: and (his) spouse, (his) heirs, and legal representatives).

SECTION FIVE ENTIRETY CLAUSE

This instrument reflects the entire covenant between covenantor and covenantee, and no statements, promises or inducements made by covenantor or any agent of covenantor that are not contained in this covenant not to sue shall be valid or binding.

SECTION Six COVENANT UNDERSTOOD BY COVENANTOR

Covenantor has carefully read the foregoing covenant not to sue and knows and understands the content thereof.

In witness whereof, covenantor has executed this covenant at 6633 w Mill, Milwaukee (designate place of execution) the day and year first above written.

[signature] Zulima Murgado, date 7-15-13

ARBITRATION AGREEMENT

Agreement between Zulima Murgado of Milwaukee Wisconsin and Rapid Restoration and Remodel Inc. RRR Inc. of Cheyenne Wyoming and Milwaukee Wisconsin

Be it acknowledged, that we, the undersigned as our interests exist in and to a certain contract, controversy, action or claim described as: All contracts, agreements, documents related to the anticipated public offering of a company referred to as RRR Inc. Also. all Corporate activities of RRR.

(Claim) do hereby agree to resolve any dispute or controversy we now have or may ever have in connection with or arising from said claim by binding Arbitration.

Said Arbitration shall be in accordance with the rules and procedures of the American Arbitration of the City of Milwaukee , which rules and procedures for arbitration are incorporated herein by reference and the decision or award by the Arbitrators shall be final, conclusive and binding upon each of us and enforceable in a court of law of proper jurisdiction. All costs of arbitration shall be shared equally except that each party shall pay his/her own legal costs.

Signed this 15th day of Jult, 2013 [signature]
Signature Ms. Zulima Murgado

In the presence of:

[signature] Scott Meyer
Witness First Party

[signature]
Witness First Party



Jason M. Fields

5686 N 60th St. Milwaukee, WI 53218
H: 414.466.1680 C: 414.364.1642
http://legis.wisconsin.gov/assembly/asm11/news/
ejmfields2@yahoo.com

CAREER SNAPSHOT

State Representative 11th Assembly District
2004 to present

Wisconsin Dept. of Financial Institution Committee
Chairman 2009 – 2010
Member 2004-present

2011- Midwest Regional Dir. National Technology Adoption Advisory Council.

2010- American Swiss Foundation Young Leaders Conference, Mission to Switzerland.

2008- Global Leaders Training Mission to Israel, Institute for Progressive Leaders.

2007- Chairman of Milwaukee Legislative Caucus.

2006- Emerging Political Leaders - Administrative Fellowship.
UV Darden School of Business

2005 - Bowhay Institute for Legislative Leadership Development Fellowship

MISSION STATEMENT

"We are elected to help create opportunities for success..."
- Jason Fields

BIOGRAPHY

Born Milwaukee, January 29, 1974; single. Graduate Milwaukee Lutheran H.S. 1992. Former stockbroker, financial advisor, banker. Member: Prince Hall Masonic Lodge No. 4; Alpha Phi Alpha Fraternity, Inc.; Milwaukee Urban League Young Professionals; National Association of Insurance and Financial Advisors; National Association of Black Accountants. Member: Democratic Party of Wisconsin (fmr. Chairman of 4th Congressional District); Milwaukee County Democrats (fmr. 2nd District vice chairman); YPM (Young Professionals of Milwaukee).Elected to Assembly 2004; reelected since 2006.

ACCOLADES

2012-Wisconsin Financial Literacy Award
2012-Named as one of the Nations Top Pro-Growth Progressive Leaders
2012-Wisconsin League of Conservation Award, 2011-2012
2012-Brain Injury Association of WI Legislative Achievement Award
2012-Black Alliance for Educational Options (BAEO) Champion of Ed Reform Under 40 Award
2012-Hispanic Chamber of Commerce Award
2012-National Technology Adoption Advisory Council (NTAAC) Midwestern Regional Vice-President
2010- Meharry Medical College & State Farm Alliance:
Seat Belt Champion Award.
2009-Wisconsin Minority Supplier Dev. Council
Award of Excellence
2007- Milwaukee Business Journal: *"40 under Forty"*
2006- OnMilwaukee.com: *"100 Milwaukeeans you need to know"*.
2003- Honorable Mention: Milwaukee Business Journal
"Future Leaders to Watch".
2002- Recipient of Community Brainstorming Award:
"Ordinary People Doing Extraordinary Things."
2002- Featured in Milwaukee Magazine, September Issue:
"35 Up and Coming Future Leaders"

KEY SKILLS

- Conflict Resolution
- Leadership & Management
- Highly Motivated
- Articulate
- Advanced Communication Style
- Team Collaboration
- Financial Analysis
- Analytical / Problem Solving Mind Set
- Public Speaking
- Media Interviews and Presentations

PROFESSIONAL EXPERIENCE

GlobalEx,LLC: **2011-Present**

Wisconsin State Legislature: 11th Assembly District **2004-2012**

As the State Representative of the 11th Assembly district I am expected to become expert in a number of complex subject areas and familiar with a vast array of issues raised by pending legislation. My duties also involve examination and analysis of the State's budget, constituent work, overseeing of public agencies, analysis of government programs, review of major agency rules and review of gubernatorial appointments.

Chairman of the Financial Institutions Committee **2009-2010**

MetLife Financial Services **2003-2004**

Financial Rep/Agency Director

As a Financial Service Representative with MetLife I acquired 4 insurance licenses, as well as series 6, 7, 63, and 65. I sold all major products offered by MetLife to consumers with "suitability" always my first priority.

As an Agency Director, I instructed Freshman/Sophomore Representatives on becoming successful Representatives within the MetLife family.

Guardian Credit Union **2003**

Branch Manager

- Managed staff of eleven tellers, one Assistant Manager and two bank Teller Supervisors.
- Responsible for daily operations, developed partnerships with outside organizations, trained staff and scheduled workflow.
- Implemented work procedures to make client services more efficient.
- Provided business services, financial planning and cash flow analysis for business owners and individuals.

Wells Fargo Bank **2002-2003**

Personal Banker

- Brought on board by Regional Manager to mount turnaround for this #1 lending bank during expansion. Objective: to promote community relationships with the bank.
- Assisted Home Mortgage Branch Managers promote Wells Fargo emerging markets home programs. Responsibilities included selling bank products, maintaining customer satisfaction through problem solving, and assisting small businesses obtain financing through partnership referrals.
- Formed a team of individuals from retail, private banking, and commercial departments to perform as business resource for depositors.
- Created Leads and planned seminars for Mortgage Branch Managers through my extensive contact list of Pastors, Ministers and clergy.
- Operated as liaison between Wells Fargo and YPM Young Professionals of Milwaukee
- Proposed six sigma study for local branches to improve customer service

Cayman Island Cuisine **2000-2001**

Chief Operations Officer

- Duties included managing nine full time staff members.
- Began implementation of organizational process to efficiently purchase products and redistribute to four locations with total employee count of 1200.
- Developed marketing plan to expand into catering business within two years.

First Union Securities **1998-2002**

Financial Advisor/Portfolio Manager

Position began as a founding partner of Walter-Fields Investments, a subsidiary of First Union Securities. WFI, specialized in fixed income and equity investment allocation, and securing the original investment capital. Securing capital called for the investor to invest in discount treasuries and taking the difference and investing it in equities.

- Achieved $22 million assets under management in first year
- Created cross marketing strategy with estate attorneys, CPA's, Insurance and Annuity Wholesalers and Money Managers to increase business revenue.
- Leading new FA out of class of 30 for the first quarter of 2001
- Lectured at Money Management seminars for two years in state of Wisconsin

Sales Associate to Senior Vice President

Duties included client relations, being multi task oriented. Took lead in processing client tax returns, IRA withdrawal and contributions, Investments service issues. Entered buy/sell transactions on behalf of top 20% clientele. I performed the function of team specialist of Insurance and Annuities. I was instrumental in the team reaching objective of $100 million in assets under management.

- Created project tracking system displaying all team projects and status
- Trained new team members
- Implemented new efficient method of rebalancing multiple client portfolio's
- Managed top 5% client portfolio buy/sell recommendations
- Calculated and modified asset allocation models
- Co-Chair, NABA student conference, which resulted in breaking the record for revenue brought in. The projected revenue was $28,000, actual revenue I brought in $55,000.

H&R Block **1998-1999**

Certified Tax Preparation

- Prepared tax returns for individuals and business owners.
- Advised on methods to reduce taxable income and deducting qualified expenses for business owners and individuals.
- Obtained Certification to legally prepare taxes as a certified tax preparer.

Equitable Life **1997-1998**

Financial Consultant

- Promoting small business retirement and group health insurance plans.
- Structured individual retirement plans using Variable Life Insurance, and various Mutual Funds.
- Utilized the tax free transfer of Insurance to named beneficiary as estate planning vehicle for clients.
- Leading new agent out of 6 hired in the first quarter.
- Arranged and structured the first Split Dollar Plan in the Agency.
- Implemented financial literacy program within the African-American church community.

Blue Cross/ Blue Shield **1996-1997**

Senior Sales Representative

Duties included selling Medicare Supplement Insurance throughout the state of Wisconsin.
This required representatives to know the law pertaining to Medicare and explaining in detail to the client, rules and regulations of coverage for eligibility.

- Developed Collaborative effort with AARP
- Achieved highest ranking out of 5 new sales recruits within the year.

EDUCATION AND CERTIFICATION

Cardinal Stritch University: Major- Business Management
Expected Graduation Date: Spring 2013
GPA: 3.4
Previously **Securities Licensed:** 6,7,63,65
Previously **Insurance Licensed:** Life & Health, Property & Casualty

AFFILIATIONS

Prince Hall Mason. Blazing Star, Lodge #4

Alpha Phi Alpha Fraternity, Incorporated

National Association of Black Accountants

Milwaukee Urban League Young Professionals

National Association of Investment Advisors

National Association for the Advancement of Colored People (NAACP)

References Provided Upon Request

Corporate Code of Conduct & Ethics

Rapid Restoration and Response Inc and all of its subsidiaries and affiliates herein referred to collectively as "the Company", have a long-standing reputation of acting in a legal and ethical manner. This Corporate Code of Conduct & Ethics (Code) is meant to summarize and clarify expectations related to appropriate conduct for our directors, officers and employees around the world. The Code is also designed to deter wrongdoing by promoting:

- Honest and ethical conduct;
- Avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
- Full, fair, accurate, and understandable disclosure in reports and other public communications made by the Company;
- Safeguarding and proper handling of our customer's private information and other confidential information;
- Prompt internal reporting of suspected Code violations to an appropriate person or persons; and
- Accountability for adherence to the Code.

The Code does not address every possible legal and ethical issue that may arise. Ultimately, we must rely on each person's character and good sense of right and wrong. If you have an issue that you are not sure about, please seek guidance from others in the Company.

This Code applies to directors, officers and employees of the Company wherever they may be located. Additionally, we expect non-employees, such as our vendors and distributors, who are representing us to follow similar high ethical business practice standards.

Failure to follow the Code will result in disciplinary action up to and including termination of employment or relationship with the Company.

We follow all compliance-related directives and requirements in all jurisdictions around the world where we do business. In many situations, the Company's standards exceed what is legally required.

Corporate Opportunities

Employees, officers and directors are prohibited from taking personal advantage of opportunities that are discovered through the use of corporate property, information or position; using corporate property, information or position for personal gain; and competing with the Company.

Conflicts of Interest

The Company. and its subsidiaries and its affiliates will comply with all applicable laws in transactions with employees, officers and directors, companies with which directors are associated, and family members of employees, officers and directors. Employees, officers, directors or the family members of employees, officers and directors shall not receive any improper personal benefit by virtue of the position of the employee, officer or director with Company . or any of its subsidiaries or affiliates.

Generally, any direct or indirect interest in, connection with, or benefit from outside activities, which might in any way adversely affect the Company, involves a possible conflicts of interest situation. The Nominating and Governance Committee and Audit Committee of the Board of Directors share responsibilities for monitoring and determining the response to all possible conflicts of interest situations by directors and executive officers. The General Counsel is responsible for monitoring and determining the response to all possible conflicts of interest situations by officers, employees and agents as well as the enforcement of legal requirements. Any material transaction or relationship that reasonably could be expected to give rise to such a conflict should be reported immediately to the General Counsel.

Confidentiality and Privacy

Employees, officers and directors are responsible for compliance with Company policies and regulatory requirements regarding the protection, collection, use or release of certain information. We must balance the privacy interests of our employees and customers with our legitimate business needs for confidential information.

Fair Dealing

Employees, officers and directors are expected to deal fairly with the Company's customers, suppliers, competitors and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Protect and Properly Use Company Assets

Employees, officers and directors should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

Comply with Laws, Rules and Regulations, including Insider Trading Laws

We proactively promote compliance with laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal and will be dealt with decisively.

Encourage Reporting of Illegal or Unethical Behavior

We do not tolerate, and we take aggressive action against, unethical conduct or fraud whether perpetrated by employees, customers, vendors, those who sell our products, or others. The Audit Committee of the Board of Directors oversees investigation and response to concerns, independent of Company management. We proactively promote ethical behavior and all employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Employees, officers and directors are expected to report suspected violations of laws, rules, regulations or the Code to the General Counsel and/or the Vice President of Finance and Audit. The Company does not allow retaliation for reports made in good faith.

Pursuant to the National Association of Insurance Commissioners (NAIC) requirement, the Company maintains a specific procedure to disclose to its board of directors any material interest or affiliation on the part of any of its officers, directors or designated responsible employees which is in or is likely to conflict with the official duties of such person.

Message from the Chairman, President and CEO

We are people you can trust for life. This trust is based upon a company that operates in an honest and ethical manner. We must maintain and build upon the trust that we have had since the Company's founding in 1911.

The Corporate Code of Conduct & Ethics provides a uniform set of principles for how we conduct business, perform our jobs and maintain the trust. All directors, officers and employees are expected to use the principles in the Code in their daily activities as a guide for making business decisions. This is important. At the end of the day, all we have is our reputation. Each of us must protect our reputation by following this Code.

The trust our customers have in us is our most valuable asset.

_______________Zulima Murgado____________________Scott Meyer____________________Jason Fields

Dated this 5th day of June 2013

July 15, 2013

Non-Disclosure, Non-Circumvention, Non-Compete, Confidentiality Agreement

This Non-Disclosure, Non-Circumvention, Non-Compete, Confidentiality Agreement (the "Agreement") is entered into by and between **Rapid Restoration and Remodel Inc. (RRR) and Horizon Enterprises LLC** which term shall also include each Affiliate and each Associate of Rapid Restoration and Remodel Inc. and **Jason Fields and et'al (EF):** an individual with a current address at Tampa Florida which term shall also include each Affiliate and each Associate of. For purposes hereof, each of them is sometimes referred to as a "Party", and all of them collectively are sometimes referred to as the Parties. As used herein, the terms Affiliate and Associate have the same meanings herein as they have, respectively, under the U.S. Securities Laws.

WHEREAS, the Parties have agreed to enter into discussions regarding a possible business relationship regarding a project that would involve both parties and possible businesses associated and other general corporate purposes, including branding , marketing; Financing, Financial Engineering, Grant programs, and investment techniques.

WHEREAS, the Parties have agreed that information exchanged with respect to the project shall be and remain "Confidential Information" (as defined below) for the Term hereof (as set forth below);

NOW THEREFORE IT IS AGREED:

1. *Confidential Information.* In the course of each Party's activities during the discussions pertaining hereto, he or it will come into possession of and/or become aware of certain proprietary matters and affairs of the other Parties. Each Party will be in a position of trust and confidence as to all trade secret information and other proprietary information relating to the business of each other Party that is disclosed during such discussions and is not generally known to, or readily available to, the public and that is of a confidential, proprietary or secret nature and is or may be either applicable to, or related in any way to, the present or future business of the disclosing Party, or the business of any client of any of the Parties (collectively, "Confidential Information"). Such Confidential Information includes, but is not limited to: business development strategies, insurance operations, medicate related business, opportunities, techniques, strategic or business relationships and strategies; various financial and operating data consisting of, among other things, marketing data, documents, files, electronically recordable data or concepts, computer software and hardware, inventions, improvements, books, papers, compilations of information, records and specifications; names, investment habits and practices of existing and potential clients and partners; names, marketing methods, operating practices and related information regarding any Part's existing or potential clients, joint venture partners, licensees, licensors, service providers and vendors; prices and fee structures the Parties obtain or any Party has obtained or at which it sells, has sold or intends to sell its services; information regarding the Parties' financial condition; fee structures applied to

and compensation paid to the Parties' or their respective consultants and employees. Each Party agrees not to disclose any Confidential Information, directly or indirectly, or use Confidential Information in any way, either during such Party's discussions with the other Party or with a third Party or at any time thereafter, except as set forth in this Agreement and as may be required in the course of such Party's pursuit of the Party's business on behalf of the Parties. Upon termination of the discussions to which this Agreement pertains each Party will return to the other Party all originals and copies of any of the Parties' property in such Party's possession, including materials, memoranda, records, reports, clients lists or other documents, and specifically including any documents containing Confidential Information. Confidential Information does not include any information which:

i. Is or becomes publicly known through means not attributable to the Receiving Party, but this exception shall not apply to Confidential Information received from a Disclosing Party hereunder which shall remain protected regardless of whether the Receiving Party believes such information to be publicly known; or

ii. Is independently acquired by the Receiving Party without breach of this Agreement, but this exception shall not apply to Confidential Information received from a Disclosing Party pursuant to this Agreement, which Confidential Information shall remain protected regardless of whether the Receiving Party is able to acquire such information through other means; or

iii. Is furnished to a third party by the Disclosing Party without a similar restriction on the third party's rights or other grounds upon which the Disclosing Party may be entitled to rely in reasonable expectation that such third party is obligated to maintain confidentiality, but this exception shall not apply to Confidential Information received from a Disclosing Party pursuant to this Agreement; or

iv. Is expressly approved for release by written authorization of the Disclosing Party, provided that any further disclosure or dissemination of such information is strictly limited in accordance with the express terms of any such written authorization.

2. *Patent or Copyright Infringement.* Nothing in this Agreement is intended to, and shall not, grant any rights under any patent or copyright of any Party, nor shall this Agreement grant Recipient any rights in or to Confidential Information other than its own Confidential Information, except the limited right to review such Confidential Information in connection with the proposed relationship between the Parties that is the subject of this Agreement.

3. Mr. Jason Fields NON-COMPETE AGREEMENT

In consideration of **Mr. Fields** being engaged by Rapid Restoration and Remodel Inc., I, the undersigned, hereby agree that upon the termination of my engagement and notwithstanding the

cause of termination, I shall not compete with the business of the Company or its successors or assigns, to wit: and shall not directly or indirectly, as an owner, officer, director, employee, consultant, or stockholder, engage in the business of RRR or a business or non-profit substantially similar or competitive to the business of the Company.
This non-compete agreement shall extend only for a radius of 500 miles from the present location of the Company or its affiliates, and shall be in full force and effect for Five years, commencing with the date of engagement termination.

4. *Remedies Upon Breach.* The Parties acknowledge that the goodwill, continued patronage and identity of the Parties' clients, strategic and business relationships, and other Confidential Information constitute significant assets of the respective Parties. The respective Parties herewith recognize that irreparable injury will result to the Parties, their business and property, in the event of a breach by any Party of the covenants contained under the heading "Confidential Information" in this Agreement. The Parties agree that such injury could not be fully compensated by monetary damages and thus would render any award ineffectual without provisional relief. Accordingly, it is agreed that, as a provisional remedy prior to a trial or arbitration for a breach of those provisions by a Party, each other Party will be entitled to temporary and preliminary injunctive relief to restrain from any violations thereof, each Party and all other persons, firms or entities acting for or with such Party. If a Party is required by applicable law to furnish a bond or other surety as a condition to the entry of such an injunction or restraining order, the Party against whom such injunction is sought hereby agrees that such bond or other surety may be in the minimum amount allowable by law. The Parties acknowledge and agree that if any Party were to breach any of his, her or its obligations under the heading "Confidential Information" in this Agreement, it would be difficult to ascertain that precise damages arising from or as a consequence of the breach. Accordingly, each Party agrees that the aggrieved Party will be entitled to recover, as liquidated damages, an amount equal to either the gross profit or to 50% of the revenues, whichever is greater, resulting from business generated by such offending Party, either directly or indirectly, upon such Party's account or s agent, stockholder, employer, employee or otherwise in conjunction under the heading "Confidential information" in this Agreement, for the full period of such violation. The agreements in this paragraph and under the heading "Confidential Information" will survive any termination of this Agreement.

5. *Term.* The forgoing commitments of the Recipient shall continue for a period ending on the five (5) years from the date of this Agreement.

6. *Amendments.* This Agreement may be amended only upon the mutual written consent of all the Parties.

7. *No Third Party Beneficiaries.* Except as expressly provided herein, this Agreement is entered into for the sole and exclusive benefit of the Parties hereto, or any of them, and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any person not a Party hereto.

8. *Severability.* If any covenant, condition, term or provision of this Agreement, or if the application of such provision to any person or circumstance, is judicially determined to be invalid or unenforceable, then the remainder of this Agreement, or the application of such covenant, condition, term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, will not be affected thereby and each covenant, term, condition and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

9. *Complete Agreement.* This Agreement constitutes the complete agreement between the Parties concerning the subject matter of this Agreement.

10. *Governing Law.* This Agreement will be governed by and interpreted under the laws of the State of Wyoming applicable to contracts entered into and performed entirely within the State of Wyoming.

11. *Disclaimer:* The author is not an attorney, CPA, Financial Planner or Securities deal or broker nor does he represent himself as such. Each party to this agreement hereby respect the rules of confidentiality

12. All parties acknowledge receipt of this agreement. This agreement is not entered into under duress. All parties agree to all the terms and conditions and agree to uphold them.

The remedies under this Agreement are cumulative and will not exclude any other remedies to which any Party may be lawfully entitled.

______________________ ______________________

Jason M. Fields

______________________ ______________________

COVENANT NOT TO SUE

Covenant not to sue executed on the 15th of July 2013, by Jason Fields

of 6633 West Mill Road Milwaukee WI., here referred to as covenantor, to Rapid Restoration and Remodel Inc., of 6633 West Mill Road Milwaukee WI., here referred to as covenantee.

In consideration of the sum of one dollar and all other valuable consideration paid to covenantor by covenantee, the receipt of which is acknowledged, covenantor covenants as follows:

SECTION ONE

COVENANT NOT TO SUE

Covenantor will never institute any action or suit at law or in equity against covenantee, nor institute, prosecute or in any way aid in the institution or prosecution of any claim, demand, action, or cause of action for damages, costs, loss of services, expenses, or compensation for or on account of any damage, loss or injury either to person or property, or both, whether developed or undeveloped, resulting or to result, known or unknown, past, present or future, arising out of Operation of a Corporation Named Rapid Restoration and Remodel Inc.

SECTION TWO

PAYMENT NOT AN ADMISSION

It is understood by covenantor that the payment made hereunder is for compromise of a doubtful and disputed claim, and it not to be construed as an admission of liability on the part of covenantee, by whom liability has been expressly denied.

SECTION THREE

RESERVATION OF RIGHTS

Covenantor expressly reserves all rights of action, claims and demands against any and all persons other than covenantee. This instrument is a covenant not to sue, and not a release.

SECTION FOUR

BINDING EFFECT OF COVENANT

This covenant shall inure to the benefit of covenantee (and if applicable (his) heirs and legal representatives). It shall bind covenantor, (and if applicable: and (his) spouse, (his) heirs, and legal representatives).

SECTION FIVE ENTIRETY CLAUSE

This instrument reflects the entire covenant between covenantor and covenantee, and no statements, promises or inducements made by covenantor or any agent of covenantor that are not contained in this covenant not to sue shall be valid or binding.

SECTION Six COVENANT UNDERSTOOD BY COVENANTOR

Covenantor has carefully read the foregoing covenant not to sue and knows and understands the content thereof.

In witness whereof, covenantor has executed this covenant at 6633 W Mill, Milwaukee (designate place of execution) the day and year first above written.

[signature] Jason Fields, date 7/15/2013

ARBITRATION AGREEMENT

Rapid Restoration and Remodel Inc. (RRR)

Agreement between Jason Fields of Milwaukee Wisconsin and RRR Inc. of Cheyenne Wyoming and Milwaukee Wisconsin

Be it acknowledged, that we the undersigned as our interests exist in and to a certain contract, controversy, action or claim described as: All contracts, agreements, documents related to the anticipated public offering of a company referred to as RRR Inc.

(Claim) do hereby agree to resolve any dispute or controversy we now have or may ever have in connection with or arising from said claim by binding Arbitration.

Said Arbitration shall be in accordance with the rules and procedures of the American Arbitration of the City of Milwaukee , which rules and procedures for arbitration are incorporated herein by reference and the decision or award by the Arbitrators shall be final, conclusive and binding upon each of us and enforceable in a court of law of proper jurisdiction. All costs of arbitration shall be shared equally except that each party shall pay his/her own legal costs.

Signed this 15th day of July, 2013 ______________________________
Signature: Mr. Jason Fields

In the presence of:

______________________________ ______________________________
Witness First Party

______________________________ ______________________________
Witness First Party

EXECUTIVE SUMMARY

RAPID RESTORATION AND REMODEL, INC.

(Hereby referred to as RRR)

RRR provides fire, storm, hail, water damage restoration, insurance adjusting, and home remodeling services to residential and commercial customers in Southeastern WI. A company-owned second facility is planned for the Madison, WI residential market.

Scott Meyer, RRR President, and his team have 47 years' experience. Since May 2011,in its first year, RRR sales doubled. A 35-50% increase is projected for this year.

RRR is growing, largely due to Mr. Meyer's insistence on advocating for the insurance policy rights of customers, and exceeding customer expectations in both service and quality of workmanship.

The company maintains an A rating with the Better Business Bureau; the managers have serviced over 1000 satisfied customers in the Milwaukee area. There are no regulatory complaints or lawsuits.

RRR Inc. is a Corporation (Wyoming) with two shareholders

1. Mr. Scott Meyer: President, Secretary and director
2. Ms. Zilima Murgado: Vice President and Director

Key Personnel: Mr. Dean Rossey: Senior Manager of Corporate development

RRR 3-YEAR PLAN:

1. Increase the number of clients by 20% per year through continued superior customer service plus aggressive advertisement and promotion.
2. Create a Joint Venture Program (JVP) to license and train entrepreneurs throughout the country in the RRR Method of customer-oriented quality restoration and remodeling services.
3. Develop two additional self-sustaining avenues of revenue,
    a. An enhanced Remodeling Division, offering 25 or more different products and services, e.g. window replacement, entry doors, room additions.
    b. A Wholesale Distribution Division to supply related products and services to JVP and other customers.
4. Aggressively market RRR private label fire-resistant coatings and paints.

RRR MARKETING STRATEGY

Prospective customers fall into one of two categories: restoration or remodeling.

Marketing will include multimedia campaigns targeting both

- One solely aimed at fire, water, hail and storm damage restoration
- Another addressing remodeling and restoration of existing homes that will reach both populations. (Some marketing plans will overlap)

1. RESTORATION - A Seven Billion Dollar A Year Industry

   THE COMPETITION The Restoration business consists of independent contractors, larger remodeling companies, and a few franchises. Independent contractors account for the bulk of the business. According to the National View written by *IQ BIZ* there are 800 plus companies specializing in fire and water restoration which breaks down to about $9,000,000 a year per company.

   RRR COMPETITIVE EDGE – SUPERIOR CUSTOMER SERVICE

   a. Rapid response to emergencies
   b. The ability and willingness to supply or help secure whatever services necessary to aid customer through immediate crises
   c. Represent the customer, not the insurance company
   d. Employ independent adjusters to evaluate damage and aid customer in receiving maximum benefits from insurance policies
   e. Provide quality restoration workmanship
   f. If applicable, RRR will apply a fire resistant primer to all areas that have a tendency to ignite, further protecting the family and home.
   g. Independent Professional Home Inspection following restoration
   h. Continued Customer service available to the homeowner anytime.

2. REMODELING

   RRR COMPETITIVE EDGE – SUPERIOR CUSTOMER SERVICE

a. Provide prospective customer with ample information including RRR literature when estimating project. Answer all questions to the satisfaction of the customer.

b. Be cost-conscious for the customer

c. Provide quality workmanship

d. Ensure customer satisfaction at project's completion.

e. Offer referral incentives

RRR DISTINCT ADVANTAGES:

- The management is sophisticated in finance and marketing
- The philosophy of the company is to not just price products and services according to costs, but to price according to what the market will pay, to charge slightly less than the competitors, and provide more services.
- Product and service pricing may include quantity discounts as well as prepayments
- The company will be national as well as regional.
- All customer payments are prepaid by debit or charge card.
- With this level of capitalization, should an unexpected downturn occur the Company will be able to continue operations on a positive scale. This industry is received as recession proof.
- As a unique Restoration Service Company RRR will be able to keep margins high to provide internal financing for growth possibilities.
- By keeping overhead low, RRR will be able to funnel profits back into the operation thus avoiding high debt ratios or lost sales opportunities

RRR FINANCIAL SUMMARY:

Based on actual numbers ending Dec. 31, 2012

- ,2012 sales $917,070 plus $200,000 in pending restorations sales
- The assets are $129,277
- The sole liability is $18,457 owed by the company to Mr. Meyer.
- The Company earned $200,659 in 2012

RRR FINANCIAL FORECAST:

RESTORATIONS DIVISION	**2013**	**2014**	**2015**
Project Sales	$1,200,000	$1,320,000	$1,450,000
Projected Profit	$ 169,000	$ 191,000	$ 217,930

WHOLESALE DIVISION	**2013**	**2014**	**2015**
Project Sales	$150,000	$300,000	$500,000
Projected Profit	$ 24,940	$ 68,226	$ 123,478

JOINT VENTURE DIVISION	**2013**	**2014**	**2015**
Project Sales	$1,050,000	$1,500,000	$2,500,000
Projected Profit	$ 204,000	$ 366,000	$ 703,000

HOME SERVICES/REMODEL	**2013**	**2014**	**2015**
Project Sales	$500,000	$1,000,000	$2,000,000
Projected Profit	$ 26,300	$ 184,500	$ 494,800


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BBB ACCREDITED BUSINESS SINCE 5/11/2012

Fire Recovery
Phone: (414) 353-5911Fax: (414) 353-4261 6633 W Mill Rd, Milwaukee, WI53218
info@firerecoveryllc.comN/Ahttp://firerecoveryllc.com


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Description

This company offers restoration services from fire, smoke and water/flood damage, remodeling after damage, mold and odor remediation, 24-hour emergency board up, prozon/bed bug treatments.

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BBB Accreditation

A BBB Accredited Business since 5/11/2012

BBB has determined that Fire Recovery meets BBB accreditation standards, which include a commitment to make a good faith effort to resolve any consumer complaints. BBB Accredited Businesses pay a fee for accreditation review/monitoring and for support of BBB services to the public.

BBB accreditation does not mean that the business' products or services have been evaluated or endorsed by BBB, or that BBB has made a determination as to the business' product quality or competency in performing services.

Reason for Rating

BBB rating is based on 16 factors. Get the details about the factors considered.

Factors that *lowered* the rating for Fire Recovery include:

- Length of time business has been operating

Factors that *raised* the rating for Fire Recovery include:

- No complaints filed with BBB.
- BBB has sufficient background information on this business.

Customer Complaints Summary

Complaint Type	**Total Closed Complaints**
Advertising/Sales Issues	0
Billing/Collection Issues	0
Delivery Issues	0
Guarantee/Warranty Issues	0
Problems with Product/Service	0
Total Closed Complaints	0

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Additional Information

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BBB file opened: October 11, 2011 Business started: 01/01/2011 in WI Business incorporated: 03/14/2011 in WI

Licensing

This business is in an industry that may require professional licensing, bonding or registration. BBB encourages you to check with the appropriate agency to be certain any requirements are currently being met.

These agencies may include:

Wisconsin Department of Commerce, Safety & Buildings
201 W. Washington Avenue, Madison WI 53703

http://commerce.state.wi.us
Phone Number: (608) 266-3151

Type of Entity

Limited Liability Company (LLC)

Business Management

Mr. Scott P Meyer, Owner Zulima Murgado, Partner

Contact Information

Principal: Mr. Scott P Meyer, Owner

Business Category

Fire & Water Damage Restoration Magnetic Inspection Service Fire Damage Restoration Water Damage Restoration Remodeling Services Bed Bug Removal Glass Board - Up Service Construction & Remodeling Services

Service Area

Southeast Wisconsin

Alternate Business Names

Horizon Enterprises LLC Fire Recovery

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Fire and Water Damage Restoration

Industry Overview

Restoration of homes, offices, schools, and commercial space after disasters generates tens of billions of dollars in annual revenue in the U.S. Some restoration firms specialize in repairing fire-damaged buildings, some focus on water damage, and others work in both segments of the industry.

Fire and water damage occurs as a result of weather-related catastrophes, as well as accidents and human error (such as electrical fires and burst pipes that cause flooding). Since many losses due to natural disasters or accidents are covered by insurance, insurance companies are heavily involved in the restoration industry. Some insurers have started "preferred vendor" programs, in which they recommend contractors with whom they have prior agreements on procedures and pricing. However, many restoration firms prefer to stay independent and do not maintain any long-term contractual ties with insurers.

In 2006, weather-related catastrophes* caused $9.2 billion in damage, down sharply from 2005 – the year Hurricane Katrina hit the Gulf Coast – when around $63 billion in losses were sustained. These numbers do not include uninsured losses, which homeowners and businesses come out of pocket to pay for, or which go unrepaired.

$9.2 Billion in Insured Catastrophic Losses
(2006, Percentage of Total by Type of Claim)

Tornadoes - 24.5%
Winter storms - 7.8%
Terrorism - 7.7%
Earthquakes - 6.7%
Wind/hail/flood - 2.8%
Fire - 2.3%
Other* 0.6%
Hurricanes, cyclones, and tropical storms 47.5%

Source: Insurance Information Facts and Statistics, 1985-2006.
* Includes civil disorders, utility service disruption, and water damage.

*Catastrophes are defined events that cause more than $25 million in damage and affect a significant number of property/casualty policyholders and insurance companies.

A total of around $61.3 billion in claims were filed by U.S. homeowners in 2006 for losses stemming from catastrophes, weather-related damage, and accidents (including fires and flooding related to burst pipes), up 6.2% from $57.7 billion in claims filed in 2005. The chart that follows provides a percentage breakdown of the value of claims filed for losses. A significant percentage of insurance company payments are made to restoration professionals for helping to return properties to their pre-event condition:

Homeowners' Insurance Losses by Cause
(Percentage of Total by Type of Claim)

Wind and hail 45%

Liability* - 4%

Theft and other property damage - 9%

Fire, lightning and debris removal 25%

Water damage and freezing - 17%

* Includes bodily injury, medical payments, and credit card fraud. Source: Insurance Information Institute, www.iii.org; Highline Data, LLC.

An estimated 16,000 companies specialize in water-damage restoration (Real Estate Journal.com). Most of these businesses are small, family-owned operations, but some have grown into multi-location companies. The number of companies specializing in solely fire-damage restoration is much smaller, less than 800 (D&B Sales & Marketing Solutions, July 2007, www.zapdata.com). The largest businesses in the restoration industry are those that offer general restoration services. The following are the top restoration services ranked by *Entrepreneur* magazine in its annual "Franchise 500" (January 2007):

Top Restoration Franchises

Company / Headquarters	Franchises/Company
Servpro / Gallatin, Texas	1,310 / 0
PuroSystems, Inc. / Tamarac, Florida	126 / 0
Disaster Kleenup Int'l / Chicago, Illinois	124 / 62
Duraclean Int'l / Arlington Heights, Ill.	374 / 20
Service Team of Professionals, Inc. / Kansas City, Missouri	46 / 0
Paul Davis Restoration / Jacksonville, Fla.	217 / 0
Rainbow Int'l Restoration / Waco, Texas	333 / 0

The fire and water damage restoration industry is highly technical. The Restoration Industry Association (RIA) and one of its division, the National Institute of Disaster Restoration (NIDR), conduct training and certification classes for restorers. The Certified Restorer (CR) certification is a demanding program that accepts no more than 50 candidates nationally each year. Once a restorer receives the CR designation, he or she is more easily approved by insurance companies to handle their referrals. Other certifications offered by the RIA include CMP (Certified Mold Professional), CRS (Certified Oriental Rug Specialist), CMH (Certified Mechanical Hygienist, involving indoor air quality and the cleaning of HVAC systems), and CFS (Certified Fabric Specialist).

The Institute for Inspection, Cleaning and Restoration Certification (IICRC) sets standards for the industry and plays the role of approving schools and instructors to teach and administer IICRC

certification programs. Both the RIA and IICRC train individuals in their programs
to conform to the highest ethical standards of the industry. The following are examples of the specialized certifications that are available:

Certifications for Restoration Professionals

- Applied Microbial Remediation Technician (AMRT)
- Applied Structural Drying Technician (ASD)
- Carpet Cleaning Technician (CCT)
- Carpet Repair and Reinstallation Technician (RRT)
- Commercial Carpet Maintenance Technician (CMT)
- Color Repair Technician (CRT)
- Fire and Smoke Damage Restoration Technician (SRT)
- Floor Care (Hard Surfaces) Technician (FCT)
- Health and Safety Technician (HST)
- Odor Control Technician (OCT)
- Upholstery and Fabric Cleaning Technician (UFT)
- Water Damage Restoration Technician (WRT)

Source: IICRC, www.iicrc.org

In addition to restoring homes and businesses to their normal state, most companies provide additional
services. Examples of other services – typically offered directly to residential and nonresidential customers without the involvement of the insurance company
– include the following:

- General cleaning
- Loss appraisals
- New carpet and hardwood flooring installation
- Roofing
- Painting and wallpapering
- Pressure washing building exteriors
- Appliance rentals
- Mold remediation

Issues and Trends

The fire and water damage restoration industry continues to thrive, given the constant demand for its services. The industry is dynamic, with restoration technology constantly changing. Because insurers typically cover repair costs for the majority of the damage that occurs during disasters, which occur on a regular basis, the restoration business is recession-proof. On one hand, that is a positive aspect of the
industry; on the other, the recession-proof nature of the business has resulted in more start-ups entering the industry, making it more price competitive and putting downward pressure on profits at some well-established restoration firms.

Industry Challenges

- As many projects are insurance related, the wait for receiving payment can be long – anywhere from 30 to 180 days (or more) after a project is completed.
- Insurance companies may notify restorers that certain items are not covered, even after a job has been evaluated and approved by all parties – which reduces the expected income from the job.

• Restorers who deviate from standard, documented working procedures – which are usually dictated by adjusters or insurance reps about how a job should be performed – can find themselves involved in a liability issue down the road if someone questions the work or ultimately files a lawsuit (*CM Cleanfax Magazine*, July 2007).

One important positive industry development in 2007 is the passage of a bill in Colorado that prevents insurance companies from being the arbiters of which restoration company a client must use in covered property repair insurance losses. The executive director of RIA commented that "this law represents a first step, and ensures and preserves a consumer's right to choose who will restore their home or business following a disaster" (RIA, press release, May 25, 2007). The RIA is advocating this kind of legislation nationwide.

As with other industries, the restoration industry is "going green" – that is, offering environmentally friendly products and practices. At a recent tradeshow, a spokesman for a prominent manufacturer released a document stating the company's environmental goals, to create products that "enhance (protect) indoor air quality, use less water and chemicals, create less noise and contribute to source reduction" (*Cleaning & Restoration*, January 2007). A top executive added, "we know the interest in green cleaning, sustainability, LEED* certification and similar measures are growing considerably" (February 2007).

* Leadership in Energy and Environmental Design.

An article in *Cleaning & Restoration* advocates the use of "documentation" as a sales tool, which includes inventories and photographs of a damaged home's contents and a daily log recording job progress. Restoration professionals can show prospects before-and-after photos of past jobs, letters from satisfied customers, and a company's resume with a list of completed projects. And, equally important, after the job is completed, the restoration firm can give the client a binder containing manufacturer warranty information, materials and paint colors used, and before-and-after photos. Restoration companies can use this type of documentation to not only justify a procedure or price, but also to record a condition and uphold a professional standard (*Cleaning & Restoration*, January 2007).

The ways in which restoration contractors advertise and market their services to the general public range from Yellow Pages and newspaper advertising to Internet websites (which an estimated 15% have established, according to True Local, a leading search firm specializing in "driving online customers to offline businesses"). Experts suggest that restoration businesses also use additional marketing methods, such as direct mail and service contracts. Some contractors also participate in trade shows and advertise in trade magazines, to keep their names prominent in the minds of insurance adjusters.

Among the factors that are mentioned in restoration companies' advertising are many that are intended to inform customers about their services and make customers feel comfortable calling restoration firms in case of an emergency. Examples of "confidence factors" and "convenience factors" follow:

Confidence Factors Mentioned in Ads

Years in Business	Licensed (Lic. #)
Work Guarantees/References	IICRC Certified
No Subcontractors	Asbestos/NADCA Certified
Certified Restoration Dry Cleaner	Referred by Insurance Companies
Detailed Computerized	Certified Restorers / Member

Estimates	ASCR
License Adjustor / Contractor	9002 Certified / EPA Guidelines

Source: 2007 Comparative Ad Analysis Survey, Norbert J. Kuk & Associates.

Convenience Factors Mentioned in Ads

Days/Hours to Call	Toll-Free / Fax Number
Website / Email Address	Invitation to Visit Website
Online Coupons	"30 Minute Service Response"
Credit Cards	Direct Billing – Insurance
Free Inspection	Free Consultation
Free Pick-Up and Delivery (Clothes, Rugs, etc.)	"We Deal Directly with Insurance Adjustors For You"

Source: 2007 Comparative Ad Analysis Survey, Norbert J. Kuk & Associates.

Value of Products and Service in the Industry

Through their insurance companies, the nation's 114 million households collectively spend an estimated $12 billion on fire and water damage restoration services.* Average household spending of around $105 can be used to determine market potential and market share. For example, in an area of 40,000 households, it is fair to assume that around $4.2 million is spent on fire and water damage restoration. If a restoration specialist generates $600,000 annually, his or her market share would be about 14.2%, a baseline against which future performance can be measured.

An estimated 25% of homeowners' claims are for fire, lightning, and debris removal and around 17% are for water damage and freezing (together, about 41% of $61.3 billion in total losses, or $24.5 billion). Of the $24.5 billion in losses for fire and water damage, roughly half is estimated to be paid to service providers for labor involved in debris removal and restoration; the remainder is for replacement of furniture, appliances, floor coverings, window treatments, and other materials.

Critical Success Factors

CSFs for Restoration Contractors

- Seek simplicity when planning a booth for a trade show. Focus visitors' attention on the center of the booth, by placing items of interest there and leaving the space on each side empty and clean. Identify the most important business objectives to communicate to attendees, and incorporate those elements into the central display.
- Show respect for clients and their property (e.g., wear gloves when moving furniture, wipe feet on a mat before entering the house, use corner guards on furniture, and cover items to protect them).
- Let employees have some control and decision-making authority. Give them incentives to encourage them to want to work hard, allow them to express ideas, and convey that they are an important part of the company.
- Create systems for connecting with clients. Send a monthly newsletter to past clients, which is an avenue for getting new and referral business. Also, do things like hosting client-appreciation events and setting up a referral reward program.

Sources: *Cleaning & Restoration*, March 2007; *CM Cleanfax Magazine*, April 2007.

11 POSSIBLE ADDITIONAL PRODUCTS AND SERVICES

After researching four successful national competitors there are 10-11 products and services they are weak in (or don't offer). (For many reasons).. In the offering we list potential new products and services. Some will work out and some won't. This demonstrates we are innovative; which is very important. There additional products and services require small capita None of these require a great deal of capital. under $5000 can keep you busy and create constant cash flow to sustain overhead..

Best products and services to start with in most JVP locations

- Fences and gates
- Rental of temporary sheds, or the sale of new ones
- Driveway repair and driveway enhancement
- Sale and the application of Fire Resistant Paint
- Roof sealant and installation
- Repair of windows, doors, patio doors, sliding doors, and glass
- Sale and installation of new front entry doors
- Gutter cleaning and installation
- Basement water proofing
- Lawn sprinkler systems
- Sales and marketing of above ground (portable) pools

OTHER GREAT PRODUCTS THAT WE CAN OFFER

- Room additions
- Installation of stain glass windows and doors
- Four Season Porches
- Decking/ landscaping and planters
- Installation of Fountains
- Total kitchen remodeling
- Total bath remodeling and updating
- Sales and installation of skylights
- Sales and installation of roof solar panels
- Kids wooden playground equipment

OUR CHARITY

Another Hand Foundation

"Assisting Families and Individuals During Crisis and Empowering Them to Rebuild Their Lives"

What we do... *"Come see our new 7,000 sq. ft. facility!"*
6633 W. Mill Road
Milwaukee, WI 53218

Another Hand Foundation is a non-profit organization established to help families rise from the ashes of a fire and start the recovery process. It is our vision and passion within us that helps families whom have had the tragedy of a house or apartment fire, domestic abuse and veterans in need of assistance start the recovery process. Many families are referred to Another Hand Foundation in hopes that we are able to help these families move foward in life. The furniture and household items we donate helps rebuild the lives of these families. We are working together in the community to provide strength from within, to provide hope for tomorrow and prevent homelessness today.

The mission of AHF is "Assisting Families and individuals during crisis and empowering them to rebuild their lives."

Our vision is to offer hope and recovery to the individuals and families whom we serve; to help them rebuild their lives through education as well as practical assistance; and to prevent homelessness that would otherwise occur as a result of fire and other tragedies.

We maintain a well-organized secure warehouse where donations of family appropriate furniture and other household items are catalogued and stored. Once the families have found a new home our eager volunteers join with them to select their furniture, clothing and household items to start resettling in their new homes and/or apartments.

Another Hand and its generous donors are *pro-active* in giving fire-loss families a running re-start.
AHF has moved to an 11,000 square foot facility in order to house more items and help more families.

"We make a living by what we get, but we make a life by what we give." ≈ Winston Churchill



Donate

Help families...donate today

Since January 2010, AHF has helped over 2500+ families with furniture and household items. Whether these families have suffered the tragedy of a fire, domestic abuse, or veterans in need of assistance due to unforeseen circumstances, we are there to lend *Another Hand.*

Another Hand helped over 70 families with household items and furnishings due to the floods of July 2010. We worked diligently to gather as many linens, blankets and towels for the families that were affected by the floods.

Our programs are designed to help families recover from a tragedy or disaster.

These are the many ways AHF helps families:

- Replacing household furnishings
- Donations of clothing
- Find shelter and supplies
- Find food pantries in your area
- Helps with the governmental resources available
- Read and Understand insurance policies
- Helps with insurance policy processes
- Knowing the rights and obligations of your insurance policy

  Education of Fire Prevention

    - The importance of fire prevention
    - Fire Safety Tips
    - Building an escape plan for your home
    - The importance of renter's insurance

  New Housing Programs

    - Rent to own/lease options to purchase
    - Working with non-profits for credit repair
    - Working with first time home-buyers

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- Zulima Murgado - Director - Assisting a family

  "In this life we cannot all do great things. But we can do small things with great love." ≈ Mother
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- NEWS AND EVENTS
  - EVENTS GALLERY
- DONATE/VOLUNTEER
- CONTACT US
- COMMUNITY PARTNERS
- CALENDAR OF EVENTS
- VETERANS SERVICES
- THANK YOU LETTERS

Another Hand Foundation

"Assisting Families and Individuals During Crisis and Empowering Them to Rebuild Their Lives"

Resources

Another Hand Foundation's mission is to assist and empower individuals and families in our community who are experiencing profound loss due to fire, flooding and other disasters. to help families that have been affected by a tragedy or disaster. The following are recommended "next steps" after a fire has occurred.

Contact your local Red Cross or Salvation Army
for help with immediae needs such as:

1. Temporary Housing

2. Food

3. Medicine

J

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on December 18th, 2013.

(Issuer)
RAPID RESTORATION AND REMODEL INC.

By ______________________
(Signature) Scott Meyer
(Title) President & Secretary

By ______________________
(Signature) Zulima Murgado
(Title) Vice President